     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1996

                                                      Registration No. 333-04595
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                       ALTERNATIVE LIVING SERVICES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                            8361                           39-1771281
 (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
     of incorporation or           Classification Code Number)           Identification No.)
         organization)

           450 N. SUNNYSLOPE ROAD                                           WILLIAM F. LASKY
                 SUITE 300                                         ALTERNATIVE LIVING SERVICES, INC.
        BROOKFIELD, WISCONSIN 53005                                450 N. SUNNYSLOPE ROAD, SUITE 300
               (414) 789-9565                                         BROOKFIELD, WISCONSIN 53005
(Address, including zip code, and telephone                                  (414) 789-9565
         number, including area code, of                        (Name, address, including zip code, and
    registrant's principal executive offices)               telephone number, including area code, of agent
                                                                              for service)
                                             Copies to:
               ALAN C. LEET, ESQ.                               CHRISTOPHER M. KELLY, ESQ.
                ROGERS & HARDIN                                 JONES, DAY, REAVIS & POGUE
                2700 CAIN TOWER                                        NORTH POINT
           229 PEACHTREE STREET, N.E.                              901 LAKESIDE AVENUE
             ATLANTA, GEORGIA 30303                               CLEVELAND, OHIO 44114
                 (404) 522-4700                                       (216) 586-1238

                             ---------------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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       TITLE OF EACH                          PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
    CLASS OF SECURITIES       AMOUNT TO BE   OFFERING PRICE PER AGGREGATE OFFERING   REGISTRATION
     TO BE REGISTERED        REGISTERED(1)        SHARE(2)           PRICE            FEE(3)
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Common Stock,
  $.01 Par Value...........  6,900,000 Shares       $18.00        $124,200,000       $42,828
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(1) Includes 900,000 shares to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3) $42,828 previously paid.

                             --------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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                       ALTERNATIVE LIVING SERVICES, INC.

                    CROSS REFERENCE SHEET FURNISHED PURSUANT
                        TO ITEM 501(B) OF REGULATION S-K

            FORM S-1 ITEM NUMBER AND HEADING                PROSPECTUS CAPTION OR PAGE
       -------------------------------------------  -------------------------------------------
 1.    Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus...  Outside Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                    of Prospectus
 3.    Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges.............  Prospectus Summary, Risk Factors
 4.    Use of Proceeds............................  Use of Proceeds
 5.    Determination of Offering Price............  Risk Factors, Underwriting
 6.    Dilution...................................  Dilution
 7.    Selling Security Holders...................  Principal and Selling Stockholders
 8.    Plan of Distribution.......................  Outside Front Cover Page of Prospectus,
                                                      Underwriting
 9.    Description of Securities to be
         Registered...............................  Description of Capital Stock
10.    Interests of Named Experts and Counsel.....  Legal Matters
11.    Information with Respect to the
         Registrant...............................  Prospectus Summary, Risk Factors, Use of
                                                      Proceeds, Dividend Policy,
                                                      Capitalization, Pro Forma Financial
                                                      Information, Selected Consolidated
                                                      Financial Data, Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations, Business,
                                                      Management, History and Organization,
                                                      Principal and Selling Stockholders,
                                                      Certain Relationships and Related
                                                      Transactions, Description of Capital
                                                      Stock, Shares Eligible for Future Sale,
                                                      Additional Information, Consolidated
                                                      Financial Statements
12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................                       *

- ---------------

* Not applicable or answer thereto is negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 26, 1996

PROSPECTUS

                                6,000,000 SHARES

                       (LOGO)ALTERNATIVE LIVING SERVICES

                                  COMMON STOCK
                               ------------------

     Of the 6,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering"), 3,187,500 shares of Common Stock are being sold by Alternative Living Services, Inc. ("ALS" or the "Company"), and 2,812,500 shares of Common Stock are being sold by certain existing stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. A substantial portion of the proceeds from this Offering will benefit affiliates of the Company. See "Use of Proceeds" and "Principal and Selling Stockholders." Prior to this Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. It is anticipated that approximately 500,000 shares of Common Stock will be offered outside of the United States. The shares of Common Stock have been approved, subject to notice of issuance, for listing on the American Stock Exchange under the symbol "ALI".

                               ------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

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                                                      UNDERWRITING                    PROCEEDS TO
                                        PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                         PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS
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Per Share                                  $               $               $               $
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Total(3)                                   $               $               $               $
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(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,600,000.
(3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 900,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Stockholders will be $        ,
    $        , $        and $        , respectively.
                               ------------------
     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to withdraw, cancel or modify the Offering and to reject orders in whole or in part. It is expected that delivery of stock
certificates will be made in New York, New York on or about             , 1996.
                               ------------------
NATWEST SECURITIES LIMITED

                               MCDONALD & COMPANY
                                  SECURITIES, INC.

                                                         THE CHICAGO CORPORATION

               The date of this Prospectus is             , 1996

     [Map of the United States with markings indicating the Company's operating residences and residences in progress. Also includes a montage of photographs depicting a Company residence under construction. The Company's logo will appear on the top of this page.]

                             ---------------------

     Crossings(R) and WovenHearts(R) are registered service marks of the Company and the Company claims service mark protection in the marks Wynwood(SM) and Clare Bridge(SM).
                             ---------------------

     FOR UNITED KINGDOM PURCHASERS: The shares of Common Stock offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986), and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or a person to whom this Prospectus may otherwise lawfully be passed on.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, financial statements, including the notes thereto, and pro forma financial information and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information set forth under "Risk Factors." Unless the context otherwise requires, references made to the "Company" or "ALS" shall mean Alternative Living Services, Inc., its "Predecessor," as described in the Notes to Summary Consolidated Financial and Operating Data, and its subsidiaries. Unless otherwise indicated, all share and per share data (i) assumes the Underwriters' over-allotment option will not be exercised and (ii) gives effect to the 1,812.55 for one stock split with respect to the Common Stock effected on May 17, 1996 (the "Stock Split"). This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.


                                  THE COMPANY


     Alternative Living Services, Inc. is a leading national assisted living company operating 57 residences with an aggregate capacity of approximately 2,500 residents. Of these total residences, the Company owns 17, leases 23, holds equity interests in and operates eight and manages an additional nine. The Company provides a full range of assisted living services in its residences for the frail elderly and free-standing specialty care residences for individuals with Alzheimer's disease and other dementias. ALS and its predecessor have operated assisted living residences since 1981 including specialty dementia care residences since 1985. See "Business -- Residences" for a description of the Company's ownership interests in the residences operated by the Company.


     The Company provides a broad continuum of personal care (such as assistance with bathing, toileting, dressing, eating and ambulation), support services (such as housekeeping, laundry and transportation) and health care (such as medication administration and health monitoring) to its residents. In addition, the Company offers a wide range of specialized services, including behavior management and environmental adaptation programs, to residents who suffer from Alzheimer's disease and other dementias. All of these services are provided on a 24-hour basis in "home-like" settings which emphasize privacy, individual choice and independence. The Company operates four distinct assisted living product lines, each serving a particular segment of the private pay elderly population. Each assisted living product line is designed to permit residents to age in place by meeting their personal and health care needs across a range of pricing options.

     - Clare Bridge -- These specially designed free-standing residences serve the programmatic needs of individuals with Alzheimer's disease and other dementias. This upper-income model accommodates 24 to 52 residents and is primarily located in metropolitan and suburban markets. The average amount paid by residents for the month of March 1996 was approximately $3,090 (or $103 per day).

     - Wynwood -- Designed to serve primarily upper-income frail elderly individuals, these larger, multi-story residences are typically located in metropolitan and suburban markets. The capacity of this model ranges from 50 to 72 residents. The average amount paid by residents for the month of March 1996 was approximately $2,530 (or $84 per day).

     - Crossings -- These residences provide supportive services and personal care to elderly individuals in apartment-style settings. This model typically accommodates 60 to 80 residents and is generally located in metropolitan areas. The average monthly amount paid by residents for the month of March 1996 was approximately $1,600 (or $53 per day).

     - WovenHearts -- These smaller residences serve primarily moderate-income frail elderly individuals. This model accommodates 20 residents and has been expanded to accommodate 26 residents and is primarily located in smaller communities and rural markets. The average monthly amount paid by residents for the month of March 1996 was approximately $1,560 (or $52 per day).

     Since 1993, the Company has experienced significant growth through its aggressive development program and several strategic acquisitions. During this period the Company has developed or acquired 48 residences with an aggregate capacity of approximately 2,400 residents. The Company intends to continue its development strategy and is currently constructing 19 residences (i.e., construction activities have commenced and are ongoing) and is developing 24 residences (i.e., the site is under control and development activities such as site permitting, preparation of surveys and architectural plans and negotiation of construction contracts have commenced). Of these residences, 15 to 21 are expected to open during 1996. The Company also intends to continue to pursue strategic acquisitions of assisted living operations. In keeping with its acquisition strategy, in May 1996, the Company acquired New Crossings International Corporation ("Crossings"), an assisted living company which operated 15 residences with a capacity of approximately 1,420 residents throughout the Western United States. This strategic merger provides the Company with access to several new geographic markets and complements its existing assisted living product lines with the addition of apartment-style assisted living residences. In January 1996, the Company acquired Heartland Retirement Services, Inc. ("Heartland"), an assisted living company which operated 20 WovenHearts residences throughout Wisconsin. As a result of this transaction, the Company has broadened its assisted living product lines to serve frail elderly individuals in moderate income markets and rural communities.

     The Company's management team has extensive operational and strategic experience in the health care industry. The Company's President and Chief Executive Officer, William F. Lasky, founded the Company's predecessor and has been actively involved in the assisted living industry for over 15 years. Mr. Lasky currently serves as Chairman of the Assisted Living Facilities Association of America ("ALFAA"), the nation's largest dedicated assisted living trade organization. The Company's Chairman, William G. Petty, Jr., has held senior management positions and has managed strategic investments in companies in the long-term care, assisted living and senior living industries. Mr. Petty served as the Chairman, Chief Executive Officer and President of Evergreen Healthcare, Inc. ("Evergreen"), a NYSE-listed operator of long-term care facilities, from June 1993 until July 1995, when Evergreen merged with GranCare, Inc. ("GranCare"), for which he now serves as Vice Chairman. See "Management."

     The assisted living industry is a rapidly growing segment within the long term care industry. The Company's target market, which consists of seniors age 75 and older, is one of the fastest growing segments of the United States population. According to the United States Census Bureau, this age group is expected to grow by 33.5% between 1990 and 2000. The Company believes that the market for assisted living services, including dementia care services, will continue to grow due to (i) the aging of the U.S. population, (ii) rising public and private cost containment pressures, (iii) declining availability of traditional nursing home beds given nursing home operators' increasing focus on higher acuity patients, (iv) quality of life advantages of assisted living residences over traditional skilled nursing homes and (v) the decreasing availability of family care as an option for elderly family members. The Company believes that it is well positioned to capitalize on these trends given its growth, operating strategies and extensive experience in the assisted living industry.

                                  THE OFFERING

Common Stock offered by:

The Company...............................    3,187,500 shares


The Selling Stockholders..................    2,812,500 shares(1)


  Total Common Stock offered..............    6,000,000 shares

Common Stock to be outstanding after the
Offering..................................    12,710,849 shares(2)

Use of proceeds to the Company............    For repayment of $15.3 million of
indebtedness and accrued interest, including $8.7 million in bridge financing provided by an affiliate in
                                              connection with the Heartland
                                              acquisition, for the development,
                                              construction and possible
                                              acquisition of assisted living
                                              residences and for general
                                              corporate purposes, including
                                              working capital. See "Use of
                                              Proceeds."


American Stock Exchange Symbol............    ALI

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(1) In the event the over-allotment option is exercised in full, an additional 131,142 shares will be sold by the Company and an additional 768,858 shares will be sold by the Selling Stockholders.


(2) Excludes 789,149 shares of Common Stock issuable upon the exercise of options to purchase Common Stock outstanding as of June 30, 1996 at a weighted average exercise price of $6.08, including options granted under the Company's 1995 Incentive Compensation Plan (the "1995 Plan"). See "Capitalization" and "Management."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following summary consolidated financial and operating data of the Company is qualified in its entirety by the more detailed information in the financial statements and the pro forma financial information (including the notes thereto), appearing elsewhere in this Prospectus.


                                              YEARS ENDED DECEMBER 31,                        THREE MONTHS ENDED MARCH 31,
                                ----------------------------------------------------   ------------------------------------------
                                                                          PRO FORMA                                    PRO FORMA
                                                             PRO FORMA   AS ADJUSTED                      PRO FORMA   AS ADJUSTED
                                1993(1)    1994     1995      1995(2)    1995(2)(3)     1995    1996(4)    1996(5)    1996(3)(6)
                                -------   ------   -------   ---------   -----------   ------   -------   ---------   -----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:

Operating revenue.............. $2,788    $4,956   $10,464    $38,153      $38,153     $2,081   $ 4,325    $11,609      $11,609
Operating loss.................   (124 )    (390)   (1,046)    (2,642)      (2,642)      (420)   (1,352)    (1,110)      (1,110)
Interest expense, net..........    (56 )    (301)     (813)    (3,595)      (2,208)      (180)     (391)      (921)        (574)
Equity in income (losses) of
  unconsolidated affiliates....     --        (1)     (438)       (47)         (47)        39       (85)       (28)         (28)
Minority interest in losses of
  consolidated subsidiaries....     --        49       112        125          125         23        45         45           45
Net loss before extraordinary
  items........................ $ (180 )  $ (643)  $(1,746)   $(5,978)     $(4,591)    $ (538)  $(1,804)   $(2,026)     $(1,679)
                                ======    ======   =======   ========    =========     ======   =======   ========    =========
Net loss....................... $ (180 )  $ (643)  $(1,746)                            $ (538)  $(1,804)
                                ======    ======   =======                             ======   =======
Net loss before extraordinary
  items per share..............           $(0.22)  $ (0.30)   $ (0.72)     $ (0.40)    $(0.18)  $ (0.22)   $ (0.20)     $ (0.13)
                                          ======   =======   ========    =========     ======   =======   ========    =========
Net loss per share.............           $(0.22)  $ (0.30)                            $(0.18)  $ (0.22)
                                          ======   =======                             ======   =======
Weighted average shares
  outstanding..................            2,959     5,863      8,304       11,374      2,959     8,060     10,240       13,310
                                          ======   =======   ========    =========     ======   =======   ========    =========
OTHER OPERATING DATA (END OF PERIOD)(7):
Number of residences...........     12        13        19         52           52         15        41         56           56
Total resident capacity........    160       340       616      2,368        2,368        474     1,060      2,482        2,482



                                                                                            AT MARCH 31, 1996
                                                                                 ---------------------------------------
                                                                                                           PRO FORMA AS
                                                                                 ACTUAL    PRO FORMA(5)   ADJUSTED(3)(5)
                                                                                 -------   ------------   --------------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................................................  $ 6,816     $ 10,449        $ 44,543
Working capital (deficit)......................................................    5,672       (4,657)         35,465
Total assets...................................................................   53,824       93,048         127,142
Long term debt, less current installments......................................   30,632       41,624          32,952
Redeemable common stock(8).....................................................    1,500        3,000              --
Stockholders' equity...........................................................   17,850       29,179          80,973


- ---------------

(1) The Company was organized December 14, 1993. In connection with the initial capitalization of the Company, substantially all of the tangible assets of two operating companies were contributed to the Company (collectively referred to herein as the "Predecessor"). For purposes of this summary financial data, amounts for the year ended December 31, 1993 represent the sum of: (i) the results of operations of the Predecessor for the period from January 1, 1993 through December 13, 1993; and (ii) the results of operations of the Company for the period from December 14, 1993 through December 31, 1993. Per share amounts for 1993 are not presented as they would not provide comparable or meaningful information. See "History and Organization -- The Company and its Predecessor."
(2) Gives effect to the following transactions (collectively, the "1996 Transactions") as if such transactions had occurred on January 1, 1995 with respect to statement of operations and other operating data for the year ended December 31, 1995: (a) the January 26, 1996 acquisition by the Company (effective as of January 1, 1996) of all outstanding shares of common stock of Heartland for cash and shares of Common Stock; (b) the January 1996 sale and leaseback of two of the Company's residences; (c) the May 24, 1996 private placement of shares of Common Stock; (d) the May 24, 1996 acquisition of the remaining general and limited partnership interests not owned by the Company in various partnerships comprising the operations of ALS-Midwest (as defined herein) for a combination of cash, notes and shares of Common Stock; and (e) the May 24, 1996 merger with Crossings pursuant to which all outstanding capital stock of Crossings was exchanged for shares of Common Stock. See "Pro Forma Financial Information."
(3) Gives effect to the sale by the Company of 3,187,500 shares of Common Stock (assuming an initial public offering price of $17.00 and the application of the net proceeds therefrom), as if such transaction had occurred on January 1, 1995 and 1996 with respect to statement of operations for the year ended December 31, 1995 and for the quarter ended March 31, 1996, respectively, and as of March 31, 1996 with respect to the balance sheet data. See "Pro Forma Financial Information" and "Use of Proceeds."

(4) The results of the Company for the three months ended March 31, 1996 include the operations of Heartland, which was acquired effective as of January 1, 1996. See "History and Organization -- Acquisition of Heartland Retirement Services, Inc."
(5) Gives effect to (a) the May 24, 1996 private placement of shares of Common Stock; (b) the May 24, 1996 acquisition of the remaining general and limited partnership interests not owned by the Company in various partnerships comprising the operations of ALS-Midwest for a combination of cash, notes and shares of Common Stock; and (c) the May 24, 1996 merger with Crossings pursuant to which all outstanding capital stock of Crossings was exchanged for shares of Common Stock, as if such transactions had occurred on January 1, 1996 with respect to statement of operations for the quarter ended March 31, 1996, and as of March 31, 1996 with respect to the balance sheet data.

(6) The pro forma as adjusted weighted average number of shares of Common Stock outstanding does not include 117,647 shares, the net proceeds from the issuance and sale of which have been designated for general corporate purposes.

(7) Includes residences which the Company owns, leases, holds equity interests in and manages.

(8) The redeemable common stock will no longer be redeemable upon consummation of the Offering.

                                  RISK FACTORS

     Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Prospectus, before making a decision to invest in the Common Stock offered hereby.

HISTORY OF, AND ANTICIPATED, OPERATING LOSSES


     The Company has experienced significant operating losses and net losses in each year since inception, primarily as a result of the Company's development, construction and residence lease-up activities as well as the incurrence of certain expenses to establish its corporate infrastructure to support future planned growth. For the years ended December 31, 1993, 1994 and 1995, the Company incurred operating losses of $124,000, $390,000 and $1.0 million, respectively, and net losses of $180,000, $643,000 and $1.7 million, respectively. For the three months ended March 31, 1996, the Company incurred an operating loss and net loss of $1.4 million and $1.8 million, respectively. After giving effect to the 1996 Transactions, for the year ended December 31, 1995 and the three months ended March 31, 1996, the Company incurred operating losses of $2.6 million and $1.1 million, respectively, and net losses before extraordinary items of $6.0 million and $2.0 million, respectively. See "History and Organization" and "Pro Forma Financial Information."


     Newly opened assisted living residences typically operate at a loss during the first six to 12 months of operation, primarily due to the incurrence of certain fixed and variable expenses in advance of the achievement of targeted rent and service fee revenues from the lease-up of such residences. Of the Company's 57 residences, 21 have been open for 12 months or less. In addition, the development and construction of assisted living residences involve the commitment of substantial capital over a typical six to 12 month construction period, the consequence of which may be an adverse impact on the Company's liquidity. Currently, the Company has 19 residences under construction and an additional 24 residences under development. In the case of acquired residences, resident turnover and increased marketing expenditures which may be required to reposition such residences, together with the possible disruption of operations resulting from the implementation of renovations, may adversely impact the financial performance of such residences for a period of time after their acquisition.

     The Company plans to use approximately $28.3 million of the estimated net proceeds of the Offering to develop, construct and, to the extent opportunities are available, acquire additional assisted living residences. See "Use of Proceeds." Principally as a result of the Company's development and construction activities, the Company anticipates that it will incur additional operating losses for at least the next 12 to 18 months as the operating expenses associated with developing and operating new residences and supporting its corporate infrastructure necessary to manage the Company's growth strategy will be only partially offset by operating profits generated by stabilized residences. There can be no assurance, however, that the Company will achieve profitability or that the Company will not experience unforeseen expenses, difficulties, complications and delays which could result in greater than anticipated operating losses or otherwise materially adversely affect the Company's financial condition and results of operations. See "-- Development and Construction Risks," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Business Strategy."

ABILITY TO CONTINUE GROWTH; ABILITY TO MANAGE RAPID EXPANSION

     The Company has and expects to continue to pursue an aggressive expansion strategy focused on developing, constructing and acquiring assisted living residences. The Company's prospects are directly affected by its ability to develop, construct and, to a lesser extent, acquire additional residences. The Company's ability to continue to grow will depend in large part on its ability to identify suitable and affordable development and acquisition opportunities and successfully pursue such opportunities, identify and obtain necessary financing commitments and effectively operate its assisted living residences. There can be no assurance, however, that the Company will be successful in developing, constructing or acquiring any additional residences or that it will be able to continue to achieve or exceed its historical growth rate.

     The Company's rapid expansion places significant demands on the Company's management and operating personnel. The Company's ability to manage its recent and future growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, retain, train, motivate and manage key employees. If the Company is unable to manage its growth effectively, its business, operating results and financial condition will be adversely affected. See "Business -- Business Strategy" and "Management -- Executive Officers and Directors."

DEVELOPMENT AND CONSTRUCTION RISKS

     The Company's growth strategy is dependent, in part, on its ability to develop and construct a significant number of additional residences. Currently, the Company has 19 residences under construction and 24 residences under development. The Company expects to open between 15 to 21 of these residences during 1996. Development projects generally are subject to various risks, including zoning, permitting, health care licensing and construction delays, that may result in construction cost overruns and longer development periods and, accordingly, higher than anticipated start-up losses. Project management is subject to a number of contingencies over which the Company will have little or no control and which might adversely affect project costs and completion time. Such contingencies include shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. As a result of these various factors, there can be no assurance that the Company will not experience construction delays, that it will be successful in developing and constructing currently planned or additional residences or that any developed residence will be economically successful. If the Company's planned development is delayed, the Company's business, operating results and financial condition could be adversely affected. See
"Business -- Business Strategy" and "-- Residences."

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company has acquired residences in the past and intends to continue to seek acquisition opportunities in the future. However, the Company has not identified any such opportunities and no assurances can be made that the Company will be successful in identifying any future acquisition opportunities or completing any identified acquisitions. The acquisition of residences involves a number of risks. Existing residences available for acquisition frequently serve or target different market segments than those presently served by the Company. It may be necessary in such cases to reposition and renovate acquired residences or turn over the existing resident population to achieve a resident acuity and income profile which is consistent with the Company's current operations. In addition, the Company may also determine that staff and operating management personnel changes are necessary to successfully integrate such residences into the Company's existing operations. No assurances can be made that management will be successful in repositioning any acquired residences or in effecting any necessary operational or structural changes and improvements on a timely basis. Any failure by the Company to make necessary operational or structural changes or to successfully reposition acquired residences may adversely impact the Company's business, operating results and financial condition. In undertaking acquisitions of residences, the Company also may be adversely impacted by unforeseen liabilities attributable to the prior operators of such residences, against whom the Company may have little or no recourse. See
"Business -- Business Strategy."

DIFFICULTIES ASSOCIATED WITH INTEGRATING THE OPERATIONS OF CROSSINGS AND
HEARTLAND


     Since December 1995, the Company has completed two significant transactions pursuant to which the Company added a total of 35 additional residences. In May 1996, the Company merged with Crossings, which operated 15 residences with an aggregate capacity of approximately 1,420 residents. In addition, in January 1996 the Company completed the acquisition of Heartland, which operated 20 assisted living residences. On a pro forma basis, after giving effect to the 1996 Transactions, the Company would have reported operating revenue of $38.2 million and a loss before extraordinary items of $6.0 million in 1995 as compared to operating revenue of $10.5 million and a net loss before extraordinary items of $1.7 million on a historical basis.

     The Company believes that it can successfully integrate and manage the operations of Crossings and Heartland, as well as achieve certain economies of scale. However, because of the inherent uncertainties associated with efforts to integrate and manage the operations of the three companies, there can be no assurance that the Company will be successful in such integration and management, that any cost savings or operating synergies will be realized, or that there will not be offsetting increases in other expenses or other charges to earnings resulting from the combined operations. The Company expects to establish a reserve for severance and other non-recurring charges expected to be incurred in connection with the merger and integration of Crossings' operations. While the Company has no current plans, it may also elect to dispose of certain of its residences and may as a result incur further non-recurring expenses.

DISCRETIONARY USE OF PROCEEDS


     The Company will have broad discretion in using the net proceeds received by the Company from the Offering. While $15.3 million of the net proceeds received by the Company will be used for debt retirement, the Company expects to use approximately $28.3 million of the remaining net proceeds to develop and construct additional residences. While the Company currently has 19 residences under construction and 24 residences under development, the Company will have broad discretion in modifying its current construction and development plan, selecting and developing future sites, acquiring additional residences and otherwise using the net proceeds of the Offering. See "Use of Proceeds" and "Business -- Residences."


NEED FOR ADDITIONAL FINANCING; RISK OF RISING INTEREST RATES


     To achieve the Company's growth strategy, the Company will need to obtain sufficient financing to fund its development, construction and acquisition activities. The estimated cost to complete and lease up the 43 residences under construction or development during the next 18 months is approximately $145 million, which substantially exceeds the estimated net proceeds of the Offering. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company has executed non-binding letters of intent with a health care REIT for additional financing commitments aggregating approximately $250 million which it believes, together with the net proceeds from the Offering and existing financing commitments, will be sufficient to fund its development and acquisition programs for at least the next 18 months. The Company will from time to time seek additional funding through public or private financing, including equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience further dilution. See "Dilution." In addition, the Company will require sufficient financial resources to meet its operating and working capital needs. The Company expects negative cash flow to continue for at least the next 12 to 18 months as it continues to develop and construct assisted living residences. There can be no assurance that any newly constructed residences will achieve a stabilized occupancy rate and attain a resident mix that meet the Company's expectations or generate sufficient positive cash flow to cover operating and financing costs associated with such residences. There can be no assurance that the Company will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. In addition, the Company may require additional financing to enable it to acquire additional residences, to respond to changing economic conditions, to expand the Company's development program or to account for changes in assumptions related to its development program.



     On a pro forma basis, approximately $8.1 million, or 15.8%, of the Company's total indebtedness as of March 31, 1996 was subject to floating interest rates. Although a majority of the Company's debt and lease payment obligations are not subject to floating interest rates, indebtedness that the Company may incur in the future may bear interest at a floating rate. In addition, future fixed rate indebtedness and lease obligations will be based on interest rates prevailing at the time such arrangements are obtained. Therefore, increases in prevailing interest rates could increase the Company's interest or lease payment obligations and could have an adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

SUBSTANTIAL DEBT AND OPERATING LEASE PAYMENT OBLIGATIONS


     As of March 31, 1996, on a pro forma basis to give effect to the 1996 Transactions and as adjusted to give effect to the application of the net proceeds of the Offering, the Company's long-term debt would have been $33.0 million. On a pro forma basis to give effect to the 1996 Transactions, the Company would have had lease expense for the year ended December 31, 1995 of $7.8 million. Long-term debt and annual operating lease payment obligations will increase significantly as the Company pursues its growth strategy. In addition, the Company anticipates that future development of residences may be financed with construction loans and, therefore, there is a risk that, upon completion of construction, permanent financing for newly developed residences may not be available or may be available only on terms that are unfavorable or unacceptable to the Company. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations. Any payment or other default with respect to such obligations could cause the lender to foreclose upon the residences securing the indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because of cross-default and cross-collateralization provisions in certain of the Company's mortgages, debt instruments and leases, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of the Company's other residences. As of March 31, 1996, approximately $5.8 million of the Company's indebtedness was subject to cross-default provisions and approximately $1.9 million of indebtedness related to four WovenHearts residences was subject to cross-collateral provisions. The Company has executed non-binding letters of intent with a health care REIT for financing commitments aggregating approximately $250 million to develop, construct and permanently finance assisted living residences. See "-- Need for Additional Financing; Risk of Rising Interest Rates," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."


DEPENDENCE ON, AND OTHER ACTIVITIES OF, SENIOR MANAGEMENT

     The Company depends, and will continue to depend, upon the services of William F. Lasky, the Company's President and Chief Executive Officer, William
G. Petty, Jr., the Company's Chairman of the Board, and the Company's other executive officers. Mr. Lasky is subject to the terms of an employment agreement with the Company which terminates in 1997 and generally prohibits Mr. Lasky from competing with the Company within specified geographic areas for a period of 18 months if his employment is terminated. The Company intends to purchase "keyman" life insurance on Mr. Lasky in the amount of $2.0 million. Mr. Petty is a party to a services agreement pursuant to which he has agreed to provide management, financial and strategic planning services to the Company through April 1998. However, Mr. Petty is not bound by any noncompetition agreement. Mr. Petty is a principal of Beecken, Petty & Company, L.L.C., a company formed to serve as general partner of a health care investment fund to be formed in 1996 to make privately negotiated equity or equity-related investments in growth companies in the health care service industry (the "Fund"). Upon formation of the Fund (expected in the summer of 1996), it is expected that Mr. Petty will devote a substantial portion of his business time and energy to the business and affairs of the Fund. Certain, but not all, of the Company's other executive officers are parties to employment agreements with the Company containing noncompete provisions. However, none of such employment agreements (and none of the noncompete provisions contained therein) provide the Company with assurances that such executive officers will remain with the Company. The loss of the services of any such executive officers could have a material adverse effect on the Company's financial condition or results of operations. See "Management."

POTENTIAL CONFLICTS OF INTEREST OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

     Mr. Lasky, Douglas A. Hennig, the Company's Senior Vice President, and Richard W. Boehlke, the Company's Vice Chairman, each owns interests in assisted living residences operated by the Company pursuant to management agreements or, in the case of Mr. Boehlke, pursuant to a long-term lease. On a pro forma basis giving effect to the 1996 Transactions, revenues attributable to these residences represented less than 5.0% of operating revenue for the year ended December 31, 1995. Payments of management fees to the

Company by an affiliate of Mr. Lasky aggregated $252,000 and $290,000 for 1995 and 1994, respectively. Annual lease payments to a partnership controlled by Mr. Boehlke are expected to aggregate approximately $652,000 during 1996 (all of which is expected to be used by such partnership to service existing debt on the leased residence). During 1996, the Company also expects to receive management fees of approximately $25,000 from a partnership in which Mr. Hennig has a 25% general partner interest. These agreements are on terms which the Company believes are fair and are substantially similar to those that the Company could have obtained from unaffiliated third parties. In addition, in the case of the management agreements, the Company has the right to terminate such agreements, in its sole discretion, at least on an annual basis. However, such ownership interests of Messrs. Lasky, Hennig and Boehlke may create actual or potential conflicts of interest on the part of these officers. In the case of related party transactions, it is the Company's policy to enter into such arrangements on terms, which in the opinion of the Company, are substantially similar to those that could otherwise be obtained from unrelated third parties, and to require that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors. See
"Management -- Executive Officers and Directors" and "Certain Relationships and Related Transactions."


     In addition, Mr. Petty also serves as the Vice Chairman of GranCare, a publicly-owned operator of skilled nursing facilities and institutional pharmacies, which also operates four assisted living residences. The Company understands that GranCare may develop or acquire additional assisted living facilities in the future which may compete directly with the Company's residences. GranCare currently owns 19.9% of the outstanding shares of Common Stock, substantially all of which shares are expected to be sold in the Offering. Gene E. Burleson, a director of the Company, is Chairman of the Board and Chief Executive Officer of GranCare. Ronald G. Kenny, a director of the Company, is also a director of GranCare. In addition, Messrs. Burleson, Petty and Kenny and their affiliates are shareholders of GranCare. These relationships with, and ownership interests in, GranCare may create actual or potential conflicts of interests. The Company has no agreement or understanding with GranCare as to how business opportunities will be allocated between the two firms. Such opportunities presented to persons having fiduciary duties to both the Company and GranCare will be subject to applicable state law doctrines of corporate opportunity, which prohibit persons acting in fiduciary capacities for a corporation from usurping a corporate opportunity of that corporation. However, the corporate opportunity doctrine requires that, when presented with an opportunity, persons serving as fiduciaries to two competing corporations determine to which corporation such opportunity belongs. In the absence of a Company policy or an agreement or understanding between the Company and GranCare with respect to such matters, corporate opportunities presented to such individuals owing fiduciary duties to both the Company and GranCare could be directed by such individuals to GranCare and, accordingly, not presented to the Company. See "Management -- Executive Officers and Directors," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."


SUBSTANTIAL PORTION OF THE OFFERING TO BENEFIT AFFILIATES OF THE COMPANY


     The Selling Stockholders, which include GranCare, Capital Consultants, Inc. ("CCI") and Heartland Development Corporation ("HDC") will receive approximately $44.4 million (assuming an initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions) for the shares of Common Stock to be sold by them in the Offering. If the over-allotment option is fully exercised GranCare will receive an additional $629,000 and Care Living Centers, Inc. ("CLC") and certain members of Alternative Living Investors, L.L.C. ("ALI") will receive an aggregate amount of $11.5 million. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. In addition, approximately $8.7 million of the net proceeds to the Company of the Offering will be used to retire a bridge loan provided to the Company by RDV Capital Management L.P. in connection with the Heartland acquisition. Jerry Tubergen, a director of the Company, serves as President of RDV Corporation, the general partner of RDV Capital Management L.P. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."


GEOGRAPHIC CONCENTRATION

     On a pro forma basis, giving effect to the 1996 Transactions, operations in Wisconsin, Oregon and Colorado would have accounted for approximately 58.5% of total operating revenue for the three months ended March 31, 1996. The Company's business prospects are significantly affected by general economic factors affecting such areas and the laws and regulatory environment of such states. In addition, the Company's growth strategy involves the development and acquisition of residences within a concentrated area in each geographic region into which it expands. Therefore, even if the Company is able to expand into other geographic regions, its prospects may become significantly affected by general economic factors affecting such local areas and by applicable local laws and regulatory environments in such regions. See "Business -- Residences" and "Business -- Government Regulation."

RESIDENCE MANAGEMENT, STAFFING AND LABOR COSTS

     The Company competes with other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. The Company is dependent upon its ability to attract and retain management personnel responsible for the day-to-day operations of each of the Company's residences. Any inability of the Company to attract or retain qualified residence management personnel could have a material adverse effect on the Company's financial condition or results of operations. In addition, a possible shortage of nurses or trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. No assurance can be given that the Company's labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases would have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The long-term care industry is highly competitive and, given the relatively low barriers to entry and continuing health care cost containment pressures, the Company expects that the assisted living segment of such industry will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where the Company is constructing or developing residences, the Company expects that as assisted living residences receive increased attention and the number of states which include assisted living services in their Medicaid programs increases, competition will increase from new market entrants, many of whom may have substantially greater financial resources than the Company. No assurance can be given that increased competition will not adversely affect the Company's ability to attract or retain residents or maintain its existing rate structures. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract and retain residents, to maintain or increase resident service fees or to expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Business -- Competition."

JOINT VENTURES AND RELATED MANDATORY PURCHASE OBLIGATIONS

     The Company has entered into several joint ventures with regional real estate development partners for the construction, development and ownership of assisted living residences in targeted geographic areas. Of the 43 residences which are either under construction or development, 20 of such residences are being constructed or developed under joint venture agreements. There can be no assurance that the Company's joint venture partners will be successful in identifying sites for future residences, securing necessary permits and licenses for the construction of new residences and supervising the construction of new residences on time and within budget. In addition, the Company has agreed not to own or operate competing assisted living residences within specified geographic areas adjacent to residences developed through joint ventures. While the Company typically receives a fee for managing residences developed through joint ventures, the Company shares with the other joint venture partners certain decision-making authority as well as any profits or losses realized from the operation or sale of such residences. The Company will be obligated under its joint venture arrangements to purchase the equity interests of its joint venture partners upon the election of such joint venture partners at a price based on the appraised value of the residence owned by the applicable joint venture. These purchase rights generally become exercisable during the first six months to two years following the opening of the residence owned by such joint venture. As a result of these provisions, the Company might become obligated to acquire additional interests in residences developed through joint ventures on terms or at times that would otherwise not be acceptable to the Company, including times during which the Company may not have adequate liquidity to fund such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Joint Ventures and Strategic Alliances."

GOVERNMENT REGULATION

     Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the Federal and state levels is evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is, and will be, subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where it operates or intends to operate.

     The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Company's operations could also be adversely affected by, among other things, regulatory developments such as revisions in building code requirements for assisted living residences, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards. There can be no assurance that Federal, state or local laws or regulations will not be imposed or expanded which adversely impact the Company's business, financial condition, results of operations or prospects. The Company's residence operations are also subject to health and other state and local government regulations.

     Pursuant to recently adopted Wisconsin legislation, effective as of July 1, 1996 only certain independent apartment model assisted living facilities may be designated as an "assisted living facility" in the State of Wisconsin. Most of the Company's residences located in Wisconsin would not meet the definitional requirements of this statute. As administrative guidelines for this legislation have not yet been finalized, its scope and application are still uncertain. If the Company is ultimately compelled to discontinue any reference to the generic term "assisted living" in its sales and marketing materials for its Wisconsin residences, such compliance could have a material adverse effect on the Company's business, results of operation or financial condition. See
"Business -- Government Regulation."

LIABILITY AND INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. In addition, compared to more institutional long-term care facilities, assisted living residences (especially dementia care residences) of the type operated by the Company offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, its historical experience and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance or claims not covered by the Company's insurance, such as claims for punitive damages, will not arise. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect upon the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract or retain residents or expand its business and may require management to devote substantial time to matters unrelated to the Company's operations. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable economic terms. See "Business -- Insurance."

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

     The Company currently relies, and for the foreseeable future expects to rely, primarily on the ability of its residents to pay for the Company's services from their own and their families' financial resources. Generally, only elderly adults with income or assets meeting or exceeding the comparable median in the region where the Company's assisted living residences are located can afford the Company's fees for its residences. Inflation or other circumstances which adversely affect the ability of residents and potential residents to pay for assisted living services could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company would be adversely affected.

ENVIRONMENTAL LIABILITY RISKS ASSOCIATED WITH REAL PROPERTY

     Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

     The Company has conducted environmental assessments of all of its operating residences and has conducted, or is in the process of conducting, environmental assessments of all of its undeveloped sites and sites currently under construction. These assessments have not revealed, and the Company is not otherwise aware of, any environmental liability that it believes would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance, however, that environmental assessments would detect all environmental contamination which may give rise to material environmental liabilities. The Company believes that its residences are in compliance in all material respects with all Federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material non-compliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the residences it currently operates.

CONTROL BY OFFICERS AND DIRECTORS


     Upon completion of the Offering, the Company's officers and directors and entities with which they are affiliated will continue to beneficially own approximately 24.0% of the outstanding shares of Common Stock. Accordingly, following the Offering, such individuals will have the ability, by voting their shares in concert, to significantly influence (i) the election of the Company's Board of Directors and, thus, the direction and future operations of the Company, and (ii) the outcome of all other matters submitted to the Company's stockholders, including mergers, consolidations, and the sale of all or substantially all of the Company's assets. In addition, the 1995 Plan authorizes the issuance of options to purchase up to 1,425,000 shares of Common Stock to employees and directors of the Company. As of June 30, 1996, the Company's officers and directors held options to acquire 713,851 shares of Common Stock, which options are subject to certain vesting requirements. The issuance of additional shares of Common Stock pursuant to the exercise of stock options granted to management under the 1995 Plan would increase the number of shares held by the Company's executive officers and directors in the future. See "Management -- Executive Compensation" and "Principal and Selling Stockholders."


ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation authorizes the issuance of 5 million shares of preferred stock and 30 million shares of Common Stock. After giving effect to the Offering, the Company will have 17.3 million shares of authorized but unissued shares of Common Stock. The Company's Board of Directors has the power to issue any or all of these additional shares without stockholder approval, and the preferred shares can be issued with such rights, preferences and limitations as may be determined by the Board. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The Company presently has no commitments or contracts to issue any additional shares of Common Stock (other than pursuant to outstanding stock options) or any shares of preferred stock. Authorized and unissued preferred stock and Common Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of outstanding shares of Common Stock. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. The shares of Common Stock outstanding prior to the Offering will be eligible for sale in the public market at various times in the future. Upon completion of the Offering, the Company will have 12,710,849 shares of Common Stock outstanding. Of these shares, the 6,000,000 shares sold in the Offering will be freely tradeable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 promulgated under the Securities Act. The remaining 6,710,849 shares are "restricted securities" within the meaning of Rule 144. The Company, all of its directors and officers and all holders of 5% or more of the shares of Common Stock after the Offering have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of NatWest Securities Limited, other than, in the case of the Company, grants of stock options under the 1995 Plan and the issuance of stock upon the exercise of outstanding stock options. NatWest Securities Limited may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Beginning 90 days after the date of this Prospectus, 496,572 restricted shares will first become eligible for sale in the public market pursuant to Rule 144 promulgated under the Securities Act, subject to the volume and resale restrictions of such rule. All of these shares will be subject to lock-up agreements with the Underwriters. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC TRADING MARKET

     Prior to the Offering, there has been no public trading market for the Common Stock. The public offering price for the Common Stock will be determined by negotiations among the Company and the Underwriters based upon several factors and will not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other generally accepted criteria of value, and should not be considered as indicative of the actual value of the Company. Therefore, the market price of the Common Stock may fall below the public offering price of the Common Stock at any time following the Offering. See "Underwriting."


     While the Common Stock has been approved, subject to notice of issuance, for listing on the American Stock Exchange, there can be no assurance that an active trading market will develop. Further, if a market does develop, it may be limited, and there can be no assurance that it will be sustained. To the extent that an active trading market does develop, factors such as quarterly variations in the Company's financial results, announcements by the Company or others, general market conditions or certain regulatory pronouncements may cause the market price of the Common Stock to fluctuate substantially. There can be no assurance that the Common Stock can be resold at or above the initial public offering price.


IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of the Common Stock offered hereby will incur immediate dilution of $11.05 per share in the net tangible book value of their investment, assuming an initial public offering price of $17.00 per share. See "Dilution."


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $48.8 million, assuming an initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and commissions and the estimated expenses of the Offering payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." The Company intends to use the net proceeds to it from the Offering (i) to repay bridge financing incurred in connection with the Heartland acquisition, which represented aggregate principal obligations and accrued interest through March 31, 1996 of $8.7 million and $163,000, respectively (the "Heartland Bridge Financing"); (ii) to repay promissory notes (and interest thereon) issued in connection with the recent acquisition by the Company of the remaining equity interests not owned by the Company in its Michigan residences ("ALS-Midwest"), which notes represent aggregate principal obligations of $4.3 million (the "ALS-Midwest Notes"); (iii) to repay an aggregate of $2.2 million of construction loans on certain ALS-Midwest residences (the "ALS-Midwest Construction Loans"); (iv) to acquire the remaining 40% interest of a joint venture partner in three residences in the aggregate amount of approximately $3.2 million; (v) to finance the development and construction of currently planned residences; and (vi) for general corporate purposes, including working capital.

     The Heartland Bridge Financing, which represents aggregate principal obligations of $8.7 million, is comprised of a "Tranche A Loan" and a "Tranche B Loan," both of which were made in January 1996 and both of which are due in January 1998. The Tranche A Loan, representing a principal obligation of $2.9 million, bears interest at the rate of 9% per annum for the first six months of the loan, 10.5% per annum for the second six months of the loan and at an annual interest rate thereafter which escalates on a quarterly basis by 2% per annum per quarter. The Tranche B Loan, representing a $5.8 million principal obligation, bears interest at the rate of 9% for the first year of the loan with an annual interest rate for the last year of the loan term which escalates on a quarterly basis by 2% per annum quarter. The proceeds from the Heartland Bridge Financing were used to acquire all of the common stock of Heartland and to retire certain indebtedness of Heartland. See "History and Organization -- Acquisition of Heartland Retirement Services, Inc." and "Certain Relationships and Related Transactions."


     The ALS-Midwest Notes, which represent aggregate principal obligations of $4.3 million, are comprised of $2.9 million in promissory notes bearing interest at the rate of 8% and maturing in January 1997 and of

$1.4 million in promissory notes bearing interest at the rate of 9% and maturing in September 1996. See "History and Organization -- Acquisition of Remaining Equity Interest in ALS-Midwest."

     The ALS-Midwest Construction Loans at March 31, 1996 are comprised of promissory notes in the principal amount of $5.7 million bearing interest at rates between 10.95% and prime plus 0.50% and maturing at various dates between January 1997 and December 2014, of which $2.2 million will be repaid with proceeds from the Offering.


     The Company has reached an agreement in principle with one of its joint venture partners to acquire the remaining 40% equity interest of this joint venture partner in three residences. See "Business -- Joint Ventures and Strategic Alliances -- Joint Venture with Continuing Care Concepts, Inc." The Company does not believe that this acquisition will be material to its results of operation or financial condition. If this transaction is consummated, the Company intends to use approximately $3.2 million of the net proceeds to purchase these equity interests. If this transaction is not consummated, then the Company intends to use this amount to finance the development and construction of assisted living residences.



     The Company expects to use approximately $28.3 million of the net proceeds primarily to finance the development and construction of assisted living residences, including completion of the 19 residences currently under construction and the 24 residences under development. The estimated cost to complete and lease up the 43 residences under construction or development during the next 18 months is approximately $145 million. The Company has executed non-binding letters of intent with a health care REIT for additional financing commitments aggregating approximately $250 million which it believes, together with the net proceeds from the Offering, will be sufficient to fund its development and acquisition programs during such period. The Company may also use the net proceeds to finance further development and construction or, if appropriate opportunities arise, the acquisition of existing assisted living operations. While the Company intends to seek, consider and review possible acquisitions of assisted living residences and assisted living operators from time to time, the Company is not currently in negotiations with respect to any such acquisitions other than the possible acquisition of its joint venture partners' equity interest in certain of the residences operated by the Company. See "Business -- Joint Ventures and Strategic Alliances -- Joint Venture with Continuing Care Concepts, Inc."


     In June 1996, the Company borrowed $8.5 million, $3.5 million of which was used to refinance a portion of the ALS-Midwest Construction Loans and the remainder of which will be used for working capital purposes. This loan is due and payable on October 1, 1996 and bears interest at the rate of 10% per annum. The Company currently intends to refinance the entire principal amount of this loan upon its maturity. If, however, the Company is unable to refinance this loan on terms acceptable to the Company, then the Company may use approximately $8.5 million of the net proceeds to repay such loan.

     The Company also anticipates using the remaining net proceeds for general corporate purposes, including working capital. To the extent that the net proceeds from the Offering are not immediately used for the foregoing purposes, the Company intends to invest such net proceeds in investment grade, short-term, interest-bearing securities. See "Risk Factors -- History of, and Anticipated, Operating Losses," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources,"
"Business -- Business Strategy," "Business -- Residences" and "Business -- Joint Ventures and Strategic Alliances.'

                                DIVIDEND POLICY

     The Company has never paid or declared cash dividends and currently intends to retain any future earnings for the operation and expansion of its business. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors and will be dependent on the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant.

                                    DILUTION


     At March 31, 1996, the pro forma net tangible book value of the Company after giving effect to (a) the May 24, 1996 private placement of shares of Common Stock (the "Recent Equity Transactions"); (b) the May 24, 1996 acquisition of the remaining general and limited partnership interests not owned by the Company in various partnerships comprising the operations of ALS-Midwest for a combination of cash, notes and shares of Common Stock (the "ALS-Midwest Restructuring"); and (c) the May 24, 1996 merger with Crossings pursuant to which all outstanding capital stock of Crossings was exchanged for shares of Common Stock as if they had been effective on March 31, 1996 (the "Crossings Merger"), but prior to the Offering, would have been approximately $26.8 million, or $2.81 per share. Pro forma net tangible book value per share of Common Stock is determined by dividing the number of shares of Common Stock outstanding after giving effect to the above transactions into the pro forma net tangible book value of the Company (total pro forma tangible assets less total pro forma liabilities) but without giving effect to the possible exercise of stock options which have been or will be granted by the Company prior to the consummation of the Offering under its stock option plans. After giving effect to the Offering at an assumed initial public offering price of $17.00 per share, the pro forma net tangible book value at such date would have been $75.6 million or $5.95 per share, representing an immediate increase in pro forma net tangible book value of $3.14 per share to existing stockholders. Accordingly, purchasers of the Common Stock in the Offering would sustain an immediate dilution of $11.05 per share.


     The following table illustrates such per share dilution:


    Assumed initial public offering price................................           $17.00
      Historical net tangible book value as of March 31, 1996............  $ 2.47
      Increase per share attributable to the pro forma effects of the
         Recent Equity Transactions, the ALS-Midwest Restructuring and
         the Crossing Merger.............................................    0.34
                                                                           ------
      Pro forma net tangible book value as of March 31, 1996.............    2.81
      Increase in pro forma net tangible book value attributable to the
         Offering(1).....................................................    3.14
    Pro forma net tangible book value after the Offering.................             5.95
                                                                                    ------
    Dilution to new investors in the Offering............................           $11.05
                                                                                    ======


- ---------------

(1) After deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.


     The following table summarizes, on a pro forma basis as of March 31, 1996, after giving effect to the Recent Equity Transactions, the ALS-Midwest Restructuring, the Crossings Merger and the Offering, the differences between the holders of Common Stock prior to the Offering, as a group, and the new investors in the Common Stock offered hereby, with respect to the number of shares purchased, the total consideration paid and the average price paid per share, based upon an assumed initial public offering price of $17.00 per share:


                                      SHARES PURCHASED(1)       TOTAL CONSIDERATION
                                      --------------------     ---------------------     AVERAGE PRICE
                                        NUMBER     PERCENT       AMOUNT      PERCENT       PER SHARE
                                      ----------   -------     -----------   -------     -------------
    Existing stockholders(2)........   9,523,349     74.9%     $37,524,000     40.9%        $  3.94
    New investors...................   3,187,500     25.1       54,187,500     59.1           17.00
                                      ----------   -------     -----------   -------
              Total.................  12,710,849    100.0%     $91,711,500    100.0%
                                       =========    =====       ==========    =====

- ---------------


(1) Sales of shares of Common Stock by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 6,710,849 or 52.8% of the total number of shares outstanding after the Offering, and will increase the number of shares to be purchased by new investors to 6,000,000 or 47.2% of the total number of shares outstanding after the Offering. If the Underwriter's over-allotment option is exercised in full, the number of shares of Common Stock held by existing stockholders would be further reduced to 46.3% of the total number of shares to be outstanding after the Offering and the number of shares of Common Stock held by new investors would be increased to 53.7% of the total number of shares to be outstanding after the Offering.


(2) Excludes 789,149 shares of Common Stock issuable upon the exercise of options to purchase Common Stock outstanding as of June 30, 1996 at a weighted average exercise price of $6.08 per share, including options granted under the 1995 Plan. See "Capitalization" and "Management."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1996 (i) on an actual basis; (ii) as adjusted to give pro forma effect to (a) the Recent Equity Transactions; (b) the ALS-Midwest Restructuring; and (c) the Crossings Merger, as if such transactions had occurred on March 31, 1996; and (iii) as adjusted to give pro forma effect to such transactions as if they had been effective on March 31, 1996 and to the Offering (assuming an initial public offering price of $17.00 per share) and the application of the net proceeds therefrom. This table should be read in conjunction with "Pro Forma Financial Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto appearing elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."


                                                                       AT MARCH 31, 1996
                                                             --------------------------------------
                                                                                       PRO FORMA
                                                             ACTUAL      PRO FORMA   AS ADJUSTED(1)
                                                             -------     ---------   --------------
                                                                         (IN THOUSANDS)
Short-term indebtedness:
  Current installments of long-term debt...................  $   105      $   277       $    277
  Notes payable(1).........................................       --        9,365          3,500
                                                             -------     ---------   --------------
  Total short-term indebtedness............................      105        9,642          3,777
                                                             =======     ========    ===========
Long-term debt, less current installments..................  $30,632      $41,624       $ 32,952
Minority interest..........................................      637          637            637
Redeemable common stock(2).................................    1,500        3,000             --
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized, none issued...............................       --           --             --
  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 6,652,059, 9,089,390 and 12,710,849 shares
     outstanding actual, pro forma and pro forma as
     adjusted, respectively(3).............................       67           91            127
  Additional paid-in capital...............................   22,176       33,481         85,239
  Accumulated deficit......................................   (4,393)      (4,393)        (4,393)
                                                             -------     ---------   --------------
          Total stockholders' equity.......................   17,850       29,179         80,973
                                                             -------     ---------   --------------
          Total capitalization.............................  $50,619      $74,440       $114,562
                                                             =======     ========    ===========


- ---------------

(1) Excludes $8.5 million of short-term secured debt incurred in June 1996, $3.5 million of which was used to refinance existing short-term notes payable and the remainder of which is expected to be used to finance the development and construction of residences and for general corporate purposes.

(2) The redeemable common stock will no longer be redeemable upon consummation of the Offering.


(3) Excludes 789,149 shares of Common Stock issuable upon the exercise of options to purchase Common Stock outstanding as of June 30, 1996 at a weighted average exercise price of $6.08 per share, including options granted under the 1995 Plan. See "Management -- Executive Compensation."

                        PRO FORMA FINANCIAL INFORMATION

     The accompanying unaudited pro forma condensed combined financial statements set forth the pro forma effects of the following recently completed acquisitions and transactions of the Company: (i) the January 1996 acquisition by the Company (effective as of January 1, 1996) of all outstanding shares of common stock of Heartland for cash and shares of Common Stock (the "Heartland Acquisition"); (ii) the January 1996 sale/leaseback of the Company's Bradenton and Sarasota residences (the "Florida Sale/leaseback"); (iii) the Recent Equity Transactions; (iv) the ALS-Midwest Restructuring; and (v) the Crossings Merger. The column captioned "The Company Pro Forma As Adjusted" reflects each of the aforementioned transactions, as applicable, as well as the Offering and the application of the estimated net proceeds to the Company therefrom. See "Use of Proceeds" and "History and Organization."

     The following unaudited pro forma condensed combined balance sheet of the Company as of March 31, 1996 reflects the pro forma effects of: (i) the Recent Equity Transactions (ii) the ALS-Midwest Restructuring; and (iii) the Crossings Merger, as if such transactions had occurred as of March 31, 1996.

     The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1995 reflects the pro forma effects of: (i) the Heartland Acquisition; (ii) the Florida Sale/leaseback; (iii) the Recent Equity Transactions; (iv) the ALS-Midwest Restructuring; and (v) the Crossings Merger as if such transactions had occurred on January 1, 1995. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 1996 reflects the pro forma effects of: (i) the Recent Equity Transactions; (ii) the ALS-Midwest Restructuring; and (iii) the Crossings Merger, as if such transactions had occurred on January 1, 1996. Extraordinary charges or credits that result directly from the Offering are not included in the pro forma condensed combined statements of operations.

     The following unaudited pro forma condensed combined financial information has been prepared by the Company based on the audited financial statements and the related notes thereto of the Company, Heartland, Crossings and ALS-Midwest for the year ended December 31, 1995 and the unaudited financial statements of the Company, Crossings and ALS-Midwest for the three months ended March 31, 1996 included elsewhere in this Prospectus, giving effect to these transactions and the assumptions and adjustments described in the accompanying notes. The following unaudited pro forma condensed combined financial information is not necessarily indicative of the actual results that would have been achieved if these transactions had actually been completed as of the dates indicated, or which may be realized in the future. The unaudited pro forma condensed combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, Heartland, Crossings and ALS-Midwest and the related notes thereto included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                       ALTERNATIVE LIVING SERVICES, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1996
                                 (IN THOUSANDS)

                                                       RECENT                     ALS-MIDWEST                    CROSSINGS
                                            THE        EQUITY                      PRO FORMA                     PRO FORMA
                                          COMPANY  TRANSACTIONS(A)  ALS-MIDWEST  ADJUSTMENTS(B)  CROSSINGS(C)  ADJUSTMENTS(D)
                                          -------  ---------------  -----------  --------------  ------------  --------------
ASSETS
Cash and cash equivalents................ $ 6,816      $ 2,000        $   845       $ (1,000)      $  1,788       $     --
Short-term investments...................      50           --             --             --             --             --
Resident receivables, net................     236           --            309             --            257             --
Other current assets.....................     424           --             93             --            691             --
                                          -------      -------      -----------  --------------  ------------  --------------
   Total current assets..................   7,526        2,000          1,247         (1,000)         2,736             --
Property, plant and equipment, net.......  35,030           --         15,189          2,954         10,822          4,485
Long-term investments....................   1,168           --             --             --             --             --
Investments in and advances to
  unconsolidated affiliates..............   6,754           --             --         (5,121)            --             --
Other assets.............................   1,091           --            408             --          2,362             --
Goodwill.................................   2,255           --             --             --                         3,142
                                          -------      -------      -----------  --------------  ------------  --------------
   Total assets.......................... $53,824      $ 2,000        $16,844       $ (3,167)      $ 15,920       $  7,627
                                          ======== =============    ===========  =============   ==========    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term
    debt................................. $   105      $    --        $    --       $     --       $    172       $     --
  Accounts payable.......................     389           --          2,215             --            805             --
  Accrued expenses and other.............   1,360           --            597             --          1,478            680
  Notes payable..........................      --           --          5,660       $  2,900             --             --
                                                                                         805
  Advances from and notes payable to
    related entities.....................      --           --          3,959         (3,959)            --             --
                                          -------      -------      -----------  --------------  ------------  --------------
   Total current liabilities.............   1,854           --         12,431           (254)         2,455            680
Long-term debt, less current
  installments...........................  30,632           --             --             --         13,662         (2,670)
Deferred gain on sale....................   1,083           --             --             --         10,980        (10,980)
Other long-term liabilities..............     268           --             --             --             91             --
Minority interest........................     637           --          2,623         (2,623)            --             --
Redeemable common stock..................   1,500           --             --          1,500             --             --
Common stock and additional paid-in
  capital................................  22,243        2,000          2,679         (2,679)        12,832        (12,832)
                                                                                                                     9,329
Accumulated deficit......................  (4,393)          --           (889)           889        (24,100)        24,100
                                          -------      -------      -----------  --------------  ------------  --------------
   Total stockholders' equity
    (deficit)............................  17,850        2,000          1,790         (1,790)       (11,268)        20,597
                                          -------      -------      -----------  --------------  ------------  --------------
   Total liabilities and stockholders'
    equity (deficit)..................... $53,824      $ 2,000        $16,844       $ (3,167)      $ 15,920       $  7,627
                                          ======== =============    ===========  =============   ==========    =============

                                              THE                     THE COMPANY
                                            COMPANY      OFFERING      PRO FORMA
                                           PRO FORMA  ADJUSTMENTS(E)  AS ADJUSTED
                                           ---------  --------------  -----------
ASSETS
Cash and cash equivalents................   $10,449      $ 34,094      $  44,543
Short-term investments...................        50            --             50
Resident receivables, net................       802            --            802
Other current assets.....................     1,208            --          1,208
                                           ---------  --------------  -----------
   Total current assets..................    12,509        34,094         46,603
Property, plant and equipment, net.......    68,480            --         68,480
Long-term investments....................     1,168            --          1,168
Investments in and advances to
  unconsolidated affiliates..............     1,633            --          1,633
Other assets.............................     3,861            --          3,861
Goodwill.................................     5,397            --          5,397
                                           ---------  --------------  -----------
   Total assets..........................   $93,048      $ 34,094      $ 127,142
                                           ========   =============    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term
    debt.................................   $   277      $     --      $     277
  Accounts payable.......................     3,409            --          3,409
  Accrued expenses and other.............     4,115          (163)         3,952
  Notes payable..........................     9,365        (2,160)         3,500
                                                           (2,900)
                                                             (805)
  Advances from and notes payable to
    related entities.....................        --            --             --
                                           ---------  --------------  -----------
   Total current liabilities.............    17,166        (6,028)        11,138
Long-term debt, less current
  installments...........................    41,624        (8,672)        32,952
Deferred gain on sale....................     1,083            --          1,083
Other long-term liabilities..............       359            --            359
Minority interest........................       637            --            637
Redeemable common stock..................     3,000        (3,000)            --
Common stock and additional paid-in
  capital................................    33,572        48,794         85,366
                                                            3,000
Accumulated deficit......................    (4,393)           --         (4,393)
                                           ---------  --------------  -----------
   Total stockholders' equity
    (deficit)............................    29,179        51,794         80,973
                                           ---------  --------------  -----------
   Total liabilities and stockholders'
    equity (deficit).....................   $93,048      $ 34,094      $ 127,142
                                           ========   =============    =========

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1996

- ---------------

     A) To record cash proceeds of $2,000,000 from the issuance of 430,281 shares of Common Stock in two private equity transactions in May 1996. See "Business -- Joint Ventures and Strategic Alliances -- Proposed Joint Venture with Pioneer Development Company" and
        "Management -- Executive Compensation -- Employment and Services Agreements -- Services Agreement with Petty, Kneen & Company."


     B) To record the acquisition of the remaining general and limited partner interests in ALS-Midwest not owned by the Company (the "Former ALS-Midwest Owners") which closed on May 24, 1996 for a total purchase price of $6,205,000 consisting of $1,000,000 in cash, the issuance of $3,705,000 of debt and 172,536 shares of redeemable Common Stock valued at $1,500,000. The purchase price was allocated to the net assets acquired in accordance with generally accepted accounting principles. Purchase accounting adjustments include: (i) an increase in property, plant and equipment of $2,954,000; (ii) the elimination of previous equity investments in affiliates and advances to affiliates of $5,121,000; (iii) recording ALS-Midwest Notes payable to the Former ALS-Midwest Owners of $2,900,000 and $805,000 (such balances exclude advances made by the Former ALS-Midwest Owners subsequent to March 31, 1996 of $600,000); (iv) the elimination of advances from affiliates of $3,959,000; (v) the elimination of minority interest of $2,623,000; and
        (vi) the elimination of ALS-Midwest's equity prior to the acquisition including common stock of $2,679,000 and accumulated deficit of $889,000. No goodwill resulted from this acquisition. As a result of these transactions, ALS-Midwest became a wholly-owned subsidiary of the Company. See "Use of Proceeds."


     C) Reflects the unaudited pro forma condensed combined balance sheet of Crossings as of March 31, 1996 after giving effect to the May 1996 conversion of Crossings' mandatorily redeemable preferred stock of $6,000,000 into shares of common stock of Crossings as if such transaction had occurred on March 31, 1996.


     D) To record the Crossings Merger which closed on May 24, 1996 pursuant to which all capital stock of Crossings was converted into 2,007,049 shares of Common Stock valued at $9,329,000. The purchase price was allocated to the net assets acquired in accordance with generally accepted accounting principles. Purchase accounting adjustments include: (i) an increase in property, plant and equipment of $4,485,000; (ii) the recognition of goodwill of $3,142,000 which will be amortized over 40 years; (iii) the recognition of an accrued transaction fee of $680,000;
        (iv) the reduction in long-term debt of $2,670,000 reflecting the fair value of the capital lease and financing obligations; (v) the elimination of deferred gain relating to various Crossings sale/leaseback transactions of $10,980,000; and (vi) the elimination of Crossings' equity prior to the merger including common stock of $12,832,000 and accumulated deficit of $24,100,000.



     E) To record the effects of the sale of 3,187,500 shares of Common Stock by the Company and the receipt of the estimated net proceeds of $48,794,000, assuming an initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions of $3,793,000 and estimated offering expenses of $1,600,000. Of the total net proceeds, $14,700,000 will be used to repay debt and accrued interest which included as of March 31, 1996: (i) the Heartland Bridge Financing of an aggregate principal obligation of $8,672,000 and accrued interest of $163,000; (ii) $2,160,000 principal amount of the ALS-Midwest Construction Loans; and (iii) the ALS-Midwest Notes of $2,900,000 and $805,000 (such balances exclude advances made by the former ALS-Midwest owners subsequent to March 31, 1996 of $600,000). The remainder of the net proceeds will be used to finance the development and construction of residences, to finance the development, construction or acquisition of additional residences, and for general corporate purposes, including working capital. See "Use of Proceeds." To reflect a transfer to Common Stock of $3,000,000 redeemable common stock which will no longer be redeemable upon consummation of the Offering.

                       ALTERNATIVE LIVING SERVICES, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                    HEARTLAND      FLORIDA              ALS-MIDWEST                  CROSSINGS
                              THE                   PRO FORMA       SALE/       ALS-     PRO FORMA    CROSSINGS      PRO FORMA
                            COMPANY     HEARTLAND  ADJUSTMENTS   LEASEBACK(K)  MIDWEST  ADJUSTMENTS  PRO FORMA(O)  ADJUSTMENTS(P)
                            -------     ---------  -----------   ------------  -------  -----------  ------------  --------------
Revenue:
  Resident service fees.... $9,684       $ 1,141     $    --         $ --      $2,505      $  --       $ 23,463        $   --
  Other....................    780           282          --           --         298         --             --            --
                            -------     ---------  -----------      -----      -------  -----------  ------------      ------
    Operating revenue...... 10,464         1,423          --           --       2,803         --         23,463            --
Operating expenses:
  Residence operations.....  7,206         1,675          --           --       2,765         --         13,353            --
  Lease expense............    890            --          --          120          --         --          6,139           623
                                                                      (18)
  General and
    administrative.........  2,600           861          --                      320         --          2,188            --
  Depreciation and
    amortization...........    814           109         103(H)       (36)        380         76(L)         360           150
                                                          39(H)                                                            79
                            -------     ---------  -----------      -----      -------  -----------  ------------      ------
    Total operating
      expenses............. 11,510         2,645         142           66       3,465         76         22,040           852
                            -------     ---------  -----------      -----      -------  -----------  ------------      ------
Operating income (loss).... (1,046 )      (1,222)       (142)         (66)       (662 )      (76)         1,423          (852)
Other income (expense),
  net:
  Interest expense......... (1,047 )        (227)       (867)(I)       --        (543 )     (232)(M)     (1,101)           --
                                                          91(I)                              (72)(M)
  Interest income..........    234             8          --           --          57        (50)(M)        154            --
  Gain on sale of land.....    439            --          --           --          --         --             --            --
  Equity in income (losses)
    of unconsolidated
    affiliates.............   (438 )         (47)         --           --          --        438(N)          --            --
  Other expenses...........     --            --          --           --          --                      (257)           --
  Minority interest........    112            13          --           --         424       (424)(N)         --            --
  Income tax benefit.......     --           586        (586)(J)                   --         --             --            --
                            -------     ---------  -----------      -----      -------  -----------  ------------      ------
    Total other income
      (expense), net.......   (699 )         333      (1,362)          --         (62 )     (340)        (1,204)           --
                            -------     ---------  -----------      -----      -------  -----------  ------------      ------
Income (loss) before
  extraordinary items...... $(1,746)     $  (889)    $(1,504)        $(66)     $ (724 )    $(416)      $    219        $ (852)
                            =======     ========   ==========    ===========   =======  ===========  ===========   ============
Loss before extraordinary
  items per share.......... $(0.30 )
                            -------
Weighted average shares
  outstanding..............  5,863 (F)(G)
                            -------

                                 THE                      THE COMPANY
                               COMPANY       OFFERING      PRO FORMA
                              PRO FORMA   ADJUSTMENTS(Q)  AS ADJUSTED
                             -----------  --------------  -----------
Revenue:
  Resident service fees....    $36,793        $   --        $36,793
  Other....................      1,360            --          1,360
                             -----------      ------      -----------
    Operating revenue......     38,153            --         38,153
Operating expenses:
  Residence operations.....     24,999            --         24,999
  Lease expense............      7,754            --          7,754

  General and
    administrative.........      5,969            --          5,969
  Depreciation and
    amortization...........      2,074            --          2,074

                             -----------      ------      -----------
    Total operating
      expenses.............     40,796            --         40,796
                             -----------      ------      -----------
Operating income (loss)....     (2,643)           --         (2,643)
Other income (expense),
  net:
  Interest expense.........     (3,998)          867         (2,611)
                                                 216
                                                 232
                                                  72
  Interest income..........        403            --            403
  Gain on sale of land.....        439            --            439
  Equity in income (losses)
    of unconsolidated
    affiliates.............        (47)           --            (47)
  Other expenses...........       (257)           --           (257)
  Minority interest........        125            --            125
  Income tax benefit.......         --            --             --
                             -----------      ------      -----------
    Total other income
      (expense), net.......     (3,335)        1,387         (1,948)
                             -----------      ------      -----------
Income (loss) before
  extraordinary items......    $(5,978)        1,387        $(4,591)
                             ===========  =============   ===========
Loss before extraordinary
  items per share..........    $ (0.72)                     $ (0.40)
                             -----------                  -----------
Weighted average shares
  outstanding..............      8,304                       11,374(R)
                             -----------                  -----------

    NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

     F)The weighted average shares outstanding includes the effect of the Recent Equity Transactions which resulted in the issuance of 430,281 shares of Common Stock.

     G)For purposes of calculating loss before extraordinary items per share, Common Stock issued and Common Stock options granted subsequent to May 1995 at per share amounts less than the assumed initial public offering price of $17.00 per share have been reflected as outstanding for the period presented. Accordingly, weighted average shares outstanding were increased by 1,146,928 shares for the effect of such Common Stock and Common Stock options.

     H)To record additional depreciation and amortization relating to the Heartland Acquisition of $103,000 attributable to the increase in the carrying value of property, plant and equipment (depreciated over the estimated average remaining useful life of 30 years) and the amortization of goodwill of $39,000 (amortized over 40 years).

     I)To record interest expense for the Heartland Bridge Financing of $867,000 relating to the Heartland Acquisition (average interest rate of 10%) and the elimination of interest expense of $91,000 related to the repayment of debt at the time of acquisition.

     J)To eliminate the income tax benefit of $586,000 which had been previously recognized pursuant to a tax sharing arrangement between Heartland and its former parent.

     K)To record the effects of the Florida Sale/leaseback transactions, including: (i) lease expense of $120,000; (ii) accretion of deferred gain of $18,000; and (iii) the elimination of depreciation of $36,000. The aggregate annual lease expense for the two residences, which commenced operations in October and December 1995, respectively, is $720,000.

     L)To record additional depreciation and amortization relating to the ALS-Midwest Restructuring of $76,000 attributable to the increase in the carrying value of property, plant and equipment (depreciated over the estimated average remaining useful life of 30 years).

     M)To record interest expense for ALS-Midwest of $232,000 (interest rate of 8%) and $72,000 (interest rate of 9%), respectively, relating to the ALS-Midwest Notes and elimination of interest income of $50,000 resulting from reduced cash balances (assumed interest rate of 5%).

     N)To eliminate the Company's equity in losses of unconsolidated affiliates of $438,000 relating to ALS-Midwest and minority interest in earnings of $424,000 related to ALS-Midwest. Pursuant to the ALS-Midwest Restructuring, ALS-Midwest became a wholly-owned subsidiary of the Company.


     O)The following unaudited pro forma condensed combined statement of operations for Crossings for the year ended December 31, 1995 gives effect to: (i) the December 1995 sale/leaseback transactions with a real estate investment trust ("REIT") with respect to 12 residences (the "REIT Sale/leaseback") and (ii) the December 1995 operating lease entered into with a related party with respect to the Union Park residence located in Tacoma, Washington ("Union Park").

       The unaudited pro forma condensed combined statements of operations of Crossings are not necessarily indicative of actual results that would have been achieved had the above transactions been consummated as of January 1, 1995 or that might be realized in the future. See "History and Organization -- The Crossings Merger -- Organization and Recent Restructuring of Crossings."


                                                                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                  ---------------------------------------
                                                                                               PRO FORMA        CROSSINGS
                                                                                  CROSSINGS   ADJUSTMENTS       PRO FORMA
                                                                                  ---------   -----------       ---------
          Net revenues..........................................................   $21,726      $ 1,737(aa)      $23,463
                                                                                  ---------   -----------       ---------
          Expenses:
            Residence operations................................................    12,444          909(aa)       13,353
            Lease expense.......................................................       673          652(aa)        6,139
                                                                                                  5,437(ab)
                                                                                                   (623)(ab)
            General and administrative..........................................     2,188           --            2,188
            Depreciation and amortization.......................................     1,889       (1,529)(ab)         360
                                                                                  ---------   -----------       ---------
                  Total operating expenses......................................    17,194        4,846           22,040
                                                                                  ---------   -----------       ---------
          Income from operations................................................     4,532       (3,109)           1,423
            Interest expense....................................................    (6,362)       5,261(ab)       (1,101)
            Interest income.....................................................       154           --              154
            Other expense.......................................................      (257)          --             (257)
                                                                                  ---------   -----------       ---------
                  Other income (expense), net...................................    (6,465)       5,261           (1,204)
                                                                                  ---------   -----------       ---------
                  Income (loss) before extraordinary items and minority
                    interest....................................................   $(1,933)     $ 2,152          $   219
                                                                                   =======    ==========        ========


        -----------------------

            (aa) To record the historical operations of the Union Park residence prior to Crossings' acquisition of a leasehold interest in such residence on December 21, 1995 as if such transaction had been in effect on January 1, 1995 including (i) revenues of $1,737,000; (ii) residence operating expenses of $909,000; and
                 (iii) lease expense of $652,000 resulting therefrom.


            (ab) To record the effects of the REIT Sale/leaseback transaction as if such transaction had been in effect on January 1, 1995 including: (i) lease expense of $5,437,000; (ii) the accretion of deferred gain of $623,000 (based upon the accretion of deferred gains totalling $11.1 million over the initial lease periods ranging from 17 to 19 years); (iii) the elimination of depreciation of $1,529,000; and (iv) the elimination of interest of $5,261,000 (interest rate of 10%) relating to the debt repaid at the time of the transaction.



     P)To record the effects of the Crossings Merger, including: (i) the elimination of annual deferred gain accretion of $623,000 (based upon the accretion of deferred gains over the initial lease periods ranging from 17 to 19 years); (ii) additional depreciation and amortization of $150,000 attributable to the increase in the carrying value of property, plant and equipment (depreciated over the estimated average remaining useful life of 30 years); and (iii) the recognition of goodwill amortization of $79,000 (amortized over 40 years).


     Q)To record the reduction in interest expense resulting from the application by the Company of the estimated net proceeds from the Offering to repay indebtedness. The related reduction in interest includes: (i) $867,000 (average interest rate of 10%) relating to the Heartland Bridge Financing; (ii) $216,000 (average interest rate of 10%) relating to the ALS-Midwest Construction Loans; and (iii) $261,000 (interest rate of 9%) and $64,000 (interest rate of 8%), respectively, relating to the ALS-Midwest Notes.

     R)The weighted average number of shares of Common Stock outstanding does not include 117,647 shares, the net proceeds from the issuance and sale of which have been designated for general corporate purposes.

                        ALTERNATIVE LIVING SERVICES,INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                   ALS-MIDWEST                   CROSSINGS           THE
                                           THE                      PRO FORMA                    PRO FORMA         COMPANY
                                         COMPANY     ALS-MIDWEST   ADJUSTMENTS     CROSSINGS   ADJUSTMENTS(X)     PRO FORMA
                                         -------     -----------   -----------     ---------   --------------     ---------
Revenue:
  Resident service fees................. $ 4,033       $ 1,142        $  --         $ 5,942        $   --          $11,117
  Other.................................     292           200           --              --            --              492
                                         -------     -----------      -----        ---------       ------         ---------
    Operating revenue...................   4,325         1,342           --           5,942            --           11,609
Operating expenses:
  Residences operations.................   3,241           869           --           3,477            --            7,587
  Lease expense.........................     488            51           --           1,421           122            2,082
  General and administrative............   1,583           114           --             704            --            2,401
  Depreciation and amortization.........     365           120           24(U)           83            37              649
                                                                                                       20
                                         -------     -----------      -----        ---------       ------         ---------
    Total operating expenses............   5,677         1,154           24           5,685           179           12,719
                                         -------     -----------      -----        ---------       ------         ---------
Operating income (loss).................  (1,352)          188          (24)            257          (179)          (1,110)
Other income (expense), net:
  Interest expense......................    (530)         (239)         (58)(V)        (247)           --           (1,092)
                                                                        (18)(V)
  Interest income.......................     139             3          (13)(V)          42            --              171
  Loss on sale of land..................     (21)           --           --              --            --              (21)
  Equity in losses (income) of
    unconsolidated affiliates...........     (85)           --           57(W)           --            --              (28)
  Other income..........................      --            --           --               9            --                9
  Minority interest.....................      45            11          (11)(W)          --            --               45
                                         -------     -----------      -----        ---------       ------         ---------
    Total other income (expense), net...    (452)         (225)         (43)           (196)           --             (916)
                                         -------     -----------      -----        ---------       ------         ---------
Income (loss) before extraordinary
  items................................. $(1,804)      $   (37)       $ (67)        $    61        $ (179)         $(2,026)
                                         ========    ===========   ===========      =======    =============      ========
Loss before extraordinary item per
  share................................. $ (0.22)                                                                  $ (0.20)
                                         ========                                                                 ========
Weighted average shares outstanding.....   8,060(S)(T)                                                              10,240
                                         ========                                                                 ========

                                                             THE COMPANY
                                             OFFERING         PRO FORMA
                                          ADJUSTMENTS(Y)     AS ADJUSTED
                                          --------------     -----------
Revenue:
  Resident service fees.................       $ --            $11,117
  Other.................................         --                492
                                              -----          -----------
    Operating revenue...................         --             11,609
Operating expenses:
  Residences operations.................         --              7,587
  Lease expense.........................         --              2,082
  General and administrative............         --              2,401
  Depreciation and amortization.........         --                649

                                              -----          -----------
    Total operating expenses............         --             12,719
                                              -----          -----------
Operating income (loss).................         --             (1,110)
Other income (expense), net:
  Interest expense......................        217               (745)
                                                 54
                                                 58
                                                 18
  Interest income.......................         --                171
  Loss on sale of land..................         --                (21)
  Equity in losses (income) of
    unconsolidated affiliates...........         --                (28)
  Other income..........................         --                  9
  Minority interest.....................         --                 45
                                              -----          -----------
    Total other income (expense), net...        347               (569)
                                              -----          -----------
Income (loss) before extraordinary
  items.................................       $347            $(1,679)
                                          =============      =========
Loss before extraordinary item per
  share.................................                       $ (0.13)
                                                             =========
Weighted average shares outstanding.....                        13,310(Z)
                                                             =========

    NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

S) The weighted average shares outstanding includes the effect of the Recent Equity Transactions which resulted in the issuance of 430,281 shares of Common Stock.

T) For purposes of calculating loss before extraordinary items per share, Common Stock issued and Common Stock options granted subsequent to May 1995 at per share amounts less than the assumed initial public offering price of $17.00 per share have been reflected as outstanding for the period presented. Accordingly, weighted average shares outstanding was increased by 1,146,928 shares for the effect of such Common Stock and Common Stock options.

U) To record additional depreciation and amortization of $24,000 attributable to the increase in the carrying value of property, plant and equipment as a result of the ALS-Midwest Restructuring (depreciated over the estimated average remaining useful life of 30 years).

V) To record interest expense for ALS-Midwest of $58,000 (interest rate of 8%) and $18,000 (interest rate of 9%), respectively, relating to the ALS-Midwest Notes and elimination of interest income of $13,000 (assumed interest rate of 5%) resulting from reduced cash balances.

W) To eliminate the Company's equity in losses of unconsolidated affiliates of $57,000 related to ALS-Midwest and minority interest of $11,000 related to ALS-Midwest. Pursuant to the ALS-Midwest Restructuring, ALS-Midwest became a wholly-owned subsidiary of the Company.


X) To record the effects of the Crossings Merger, including: (i) the elimination of deferred gain accretion of $122,000 (based upon the accretion of deferred gains over the initial lease periods ranging from 17 to 19 years); (ii) additional depreciation and amortization of $37,000 attributable to the increase in carrying value of property, plant and equipment (depreciated over the estimated average remaining useful life of 30 years); and (iii) the recognition of goodwill amortization of $20,000 (amortized over 40 years).


Y) To record the reduction in interest expense resulting from the application by the Company of the estimated net proceeds from the Offering to repay indebtedness. The related reduction in interest includes: (i) $217,000 (interest rate of 10%) relating to the Heartland Bridge Financing; (ii) $54,000 (average interest rate of 10%) relating to the ALS-Midwest Construction Loans; and (iii) $58,000 (interest rate of 8%) and $18,000 (interest rate of 9%), respectively, relating to the ALS-Midwest Notes. See "Use of Proceeds."

Z) The weighted average number of shares of Common Stock outstanding does not include 117,647 shares, the net proceeds from the issuance and sales of which have been designated for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated historical financial data presented below as of and for the three years ended December 31, 1993, 1994 and 1995 are derived from the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and should be read in conjunction with those financial statements and related notes appearing elsewhere in this Prospectus. The selected consolidated historical financial data presented below for the years ended December 31, 1991 and 1992 are derived from the unaudited consolidated financial statements of the Company's Predecessor for those years. The selected consolidated historical financial data for the three months ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. The pro forma data are unaudited. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and pro forma financial information and related notes included elsewhere in this Prospectus. See "Pro Forma Financial Information" and "Index to Consolidated Financial Statements."


                                                                                                       THREE MONTHS ENDED MARCH
                                                     YEARS ENDED DECEMBER 31,                                     31,
                                -------------------------------------------------------------------   ---------------------------
                                        PREDECESSOR                  THE COMPANY                        THE COMPANY
                                ---------------------------   --------------------------  PRO FORMA   ----------------  PRO FORMA
                                1991(1)   1992(1)   1993(1)   1993(1)    1994     1995     1995(2)     1995    1996(3)   1996(4)
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Resident service fees........ $  602    $2,537    $2,636    $  130    $4,506   $ 9,684   $36,793    $1,983   $ 4,033   $11,117
  Other revenue................     --         7         5        17       451       780     1,360        98       292       492
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
        Operating revenue......    602     2,544     2,641       147     4,957    10,464    38,153     2,081     4,325    11,609
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
Operating expenses:
  Residence operations.........    556     1,596     1,672        87     2,934     7,207    24,999     1,348     3,241     7,587
  Lease expense................    165       547       563        19       697       890     7,754       426       488     2,082
  General and administrative...    262       421       423        41     1,458     2,599     5,969       582     1,583     2,401
  Depreciation and
    amortization...............     30        83       101         6       258       814     2,074       145       365       649
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
        Total operating
          expenses.............  1,013     2,647     2,759       153     5,347    11,510    40,796     2,501     5,677    12,719
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
        Operating loss.........   (411 )    (103 )    (118 )      (6 )    (390)   (1,046)   (2,643)     (420)   (1,352)   (1,110)
Other income (expense):
  Interest expense, net........     (1 )     (27 )     (48 )      (8 )    (301)     (812)   (3,595)     (180)     (391)     (921)
  Equity in income (losses) of
    unconsolidated
    affiliates.................     --        --        --        --        (1)     (438)      (47)       39       (85)      (28)
  Minority interest in losses
    of consolidated
    subsidiaries...............     --        --        --        --        49       112       125        23        45        45
  Other, net...................     --        --        --        --        --       438       182        --       (21)      (12)
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
        Total other expenses,
          net..................     (1 )     (27 )     (48 )      (8 )    (253)     (700)   (3,335)     (118)     (452)     (916)
                                -------   -------   -------   -------   ------   -------  ---------   ------   -------  ---------
  Net loss before extraordinary
    items...................... $ (412 )  $ (130 )  $ (166 )  $  (14 )  $ (643)  $(1,746)  $(5,978)   $ (538)  $(1,804)  $(2,026)
                                ======    ======    ======    ======    ======   =======  ========    ======   =======  ========
  Net loss..................... $ (412 )  $ (130 )  $ (166 )  $  (14 )  $ (643)  $(1,746)             $ (538)  $(1,804)
                                ======    ======    ======    ======    ======   =======              ======   =======
  Net loss before extraordinary
    items per share............                                   --    $(0.22)  $ (0.30)  $ (0.72)   $(0.18)  $ (0.22)   $(0.20)
                                                              ======    ======   =======  ========    ======   =======  ========
  Net loss per share...........                                   --    $(0.22)  $ (0.30)             $(0.18)  $ (0.22)
                                                              ======    ======   =======              ======   =======
  Weighted average shares
    outstanding................                                2,959     2,959     5,863     8,304     2,959     8,060    10,240
                                                              ======    ======   =======  ========    ======   =======  ========

                                                                   AT DECEMBER 31,
                                                      ------------------------------------------
                                                       PREDECESSOR             COMPANY                 AT MARCH 31, 1996
                                                      -------------   --------------------------   -------------------------
                                                      1991    1992     1993     1994      1995     ACTUAL    PRO FORMA(3)(4)
                                                      -----   -----   ------   -------   -------   -------   ---------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $   2   $  --   $  196   $   311   $ 2,948   $ 6,816      $  10,449
Working capital (deficit)...........................   (152)   (369)    (338)   (1,212)    1,207     5,672         (4,657)
Total assets........................................    525     759    2,543    14,424    39,357    53,824         93,048
Long-term debt, less current installments...........     --     134       57     6,356    17,101    30,632         41,624
Redeemable common stock.............................     --      --       --        --        --     1,500          3,000
Stockholders' equity................................    300     349      325     4,559    19,343    17,850         29,179


- ---------------

(1) The Company was organized in December 1993. Statement of operations data for periods prior to December 14, 1993 reflect the results of operations of the Predecessor. Statement of operations data for the Company for 1993 are for the period from December 14, 1993 (inception) through December 31, 1993. Per share amounts for the Predecessor, for periods prior to the inception of the Company, are not presented as they would not provide comparable or meaningful information. See "History and Organization -- The Company and its Predecessor."
(2) Gives effect to the 1996 Transactions as if such transactions had occurred on January 1, 1995 with respect to statement of operations data for the year ended December 31, 1995.
(3) The results of the Company for the three months ended March 31, 1996 include the operations of Heartland, which was acquired effective as of January 1, 1996. See "History and Organization -- Acquisition of Heartland Retirement Services, Inc."
(4) Gives effect to the Recent Equity Transactions, the ALS-Midwest Restructuring and the Crossings Merger as if such transactions had occurred on January 1, 1996 with respect to statement of operations data for the quarter ended March 31, 1996 and as of March 31, 1996 with respect to balance sheet data. See "Pro Forma Financial Information."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company currently operates 57 assisted living residences with an aggregate capacity of approximately 2,500 residents. Of these total residences, the Company owns 17, leases 23, holds interests in eight and manages an additional nine on behalf of third parties. In addition, the Company is currently constructing or developing 43 residences, 15 to 21 of which are expected to open during 1996. The Company's rapid growth since 1993 has had a significant impact on the Company's results of operations and accounts for most of the changes in results between the first three months of 1995 and 1996 and the years ended 1993, 1994 and 1995. As of December 31, 1993, 1994 and 1995, and March 31, 1996, the Company operated 12, 13, 19 and 42 residences, respectively.


     Since its organization in December 1993, the Company has achieved significant growth in operating revenue resulting from its aggressive development program and several strategic acquisitions, but to date has not realized operating income or net income. For the year ended December 31, 1995, the Company generated operating revenue of $10.5 million and incurred an operating loss of $1.0 million and a net loss of $1.7 million. For the three months ended March 31, 1996, the Company generated operating revenue of $4.3 million and incurred an operating loss of $1.4 million and a net loss of $1.8 million. On a pro forma basis, after giving effect to the 1996 Transactions as if such transactions had occurred on January 1, 1995, the Company would have generated operating revenue of $38.2 million and incurred an operating loss of $2.6 million and a loss before extraordinary items of $6.0 million for 1995. On a pro forma basis, after giving effect to the Recent Equity Transactions, the ALS-Midwest Restructuring and the Crossings Merger as if such transactions had occurred on January 1, 1996, the Company would have generated operating revenue of $11.6 million and incurred an operating loss of $1.1 million and a loss before extraordinary items of $2.0 million for the first quarter of 1996.


     The Company intends to continue to pursue its growth strategy by developing and constructing additional assisted living residences and, as appropriate opportunities arise, acquiring assisted living operations. Newly opened assisted living residences typically operate at a loss during the first six to 12 months of operation, primarily due to the incurrence of certain fixed and variable expenses in advance of the achievement of targeted rent and service fees from the lease-up of such residences (referred to as lease-up expenses). In addition, the development and construction of residences involve the commitment of substantial capital over a typical six to 12 month construction period, the consequence of which may be an adverse impact on the Company's liquidity. In the case of acquired residences, resident turnover and increased marketing expenditures which may be required to reposition such residences, together with the possible disruption of operations resulting from the implementation of renovations, may adversely impact the financial performance of such residences for a period of time after acquisition. As a result, the Company anticipates that it will incur additional operating and net losses for at least the next 12 to 18 months of operations as the operating expenses associated with developing, renovating and operating residences and supporting the corporate infrastructure necessary to manage the Company's growth strategy will be only partially offset by operating profits generated by stabilized residences. See "-- Liquidity and Capital Resources," "Risk Factors -- Development and Construction Risks" and "Risk Factors -- Need for Additional Financing; Risk of Rising Interest Rates."

     For purposes of this discussion, amounts for the year ended December 31, 1993 represent the sum of the results of operations of the Predecessor for the period from January 1, 1993 through December 13, 1993 and the results of operations of the Company for the period from December 14, 1993 through December 31, 1993. The following discussion and analysis should be read in conjunction with the information under "Pro Forma Financial Information," "Selected Consolidated Financial Data" and the consolidated financial statements and related notes thereto, which appear elsewhere in this Prospectus.

  Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995.

     Operating Revenue. Resident service fees for the three months ended March 31, 1996 were $4.0 million, representing an increase of $2.0 million, or 103%, from $2.0 million for the comparable 1995 period, due to the increased number of residences operated during the 1996 period. Of this increase, $900,000 resulted from the addition of the Heartland residences acquired in January 1996, $390,000 resulted from the acquisition of one residence in April 1995 and $310,000 resulted from the opening of two residences during the last quarter of 1995 and one residence during the first quarter of 1996. Other revenue, which consists of management and development fees from unconsolidated joint venture entities, increased to $292,000 in 1996 from $98,000 for the comparable 1995 period primarily as a result of fees received from the five ALS-Midwest residences. As a result of the ALS-Midwest Restructuring, the Company acquired all of the remaining interests not already held by the Company in these five residences. Consequently, in subsequent periods, the operations of ALS-Midwest will be consolidated with those of the Company.

     Residence Operations. Residence operating expenses for the three months ended March 31, 1996 were $3.2 million, representing a $1.9 million, or 141%, increase from $1.3 million for the comparable 1995 period, due to the increased number of residences operated during the 1996 period. Of this increase, $880,000 resulted from the addition of the Heartland residences, $380,000 from the acquisition of one residence in April 1995 and $445,000 resulted from the opening of two residences during the last quarter of 1995 and one residence during the first quarter of 1996.

     Lease Expense. Lease expense for the three months ended March 31, 1996 was $488,000, representing an increase of $61,000, or 14.4%, from $426,000 for the comparable period in 1995. Such increase is primarily attributable to two leases related to the Heartland residences and the Florida Sale/leaseback in January 1996.

     General and Administrative. General and administrative expenses for the three months ended March 31, 1996 were $1.6 million, representing an increase of $1.0 million, or 172%, from $583,000 for the comparable period in 1995. The increase in expenses was partially attributable to salaries, related payroll taxes and employee benefits relating to additional corporate personnel retained to support the Company's actual and anticipated growth strategy, increased accounting costs, corporate office space rental and other expenses related to the Company's growth strategy and increased marketing expenses associated with new residences. The Company expects that its general and administrative expenses will decrease as a percentage of operating revenue as the Company grows and achieves certain economies of scale.

     Depreciation and Amortization. Depreciation and amortization for the three months ended March 31, 1996 was $365,000, representing an increase of $220,000, or 151%, from $145,000 for the comparable period in 1995. This increase resulted primarily from the addition of the Heartland residences, the acquisition of one residence in April 1995 and a new residence opened during 1996.

     Interest Expense. Interest expense for the three months ended March 31, 1996 was $530,000, representing an increase of $349,000, or 193%, from $181,000 for the comparable period in 1995. This increase in interest expense was primarily due to the incurrence of indebtedness in the amount of $4.2 million related to the acquisition of one residence in April 1995.

     Equity in Losses (Income) of Unconsolidated Affiliates. Equity in losses of unconsolidated affiliates was $85,000 for the three months ended March 31, 1996, representing an increase of $124,000, or 318%, from equity in income of unconsolidated affiliates of $39,000 for the comparable period in 1995. These losses were primarily attributable to the Company's investment in ALS-Midwest. As a result of the ALS-Midwest Restructuring, the Company will cease to record an equity in net losses with regard to ALS-Midwest but will continue to record an equity in losses (income) from other unconsolidated affiliates.

     Minority Interest in Losses of Consolidated Subsidiaries. Minority interest in losses of consolidated subsidiaries for the three months ended March 31, 1996 was $45,000, representing an increase of $22,000, or 99%, from $22,000 for the comparable period in 1995. The increase was attributable to the share of start-up losses allocated to the minority interest in one residence, which opened in January 1996.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Operating Revenue. Resident service fees for the year ended December 31, 1995 were $9.7 million, representing an increase of $5.2 million, or 115%, from $4.5 million for 1994, due to the increased number of residences operated during 1995. Of this increase, $3.5 million resulted from the full year of operation of two residences, including one which was opened in March 1994 and one which was acquired in November 1994, and $1.2 million from the acquisition of one residence in April 1995. In addition, the expansion of one residence and the opening in the fourth quarter of 1995 of two residences contributed to the increase. The remaining increase of $330,000 in operating revenue resulted from an increase in other revenue.

     Residence Operations. Residence operating expenses for the year ended December 31, 1995 were $7.2 million representing an increase of $4.3 million, or 146%, from $2.9 million for 1994, due to the incurrence of lease-up expenses related to residences acquired and opened in 1995. Specifically, $2.7 million of such increase resulted from a full year of operations of two residences, one of which was acquired in September 1994 and the other of which was opened in March 1994 and $1.0 million resulted from the residence acquired in April 1995.

     Lease Expense. Lease expense for the year ended December 31, 1995 was $890,000, representing an increase of $192,000, or 28%, from $697,000 for 1994.
Such increase is primarily attributable to the full year of lease expense in 1995 for the residence that opened in March 1994 and the increase in lease expense associated with the residence expansion discussed above.

     General and Administrative. General and administrative expenses for year ended December 31, 1995 were $2.6 million, representing an increase of $1.1 million, or 78%, from $1.5 million for 1994. The increase in expenses was partially attributable to salaries, related payroll taxes and employee benefits relating to additional corporate personnel retained to support the Company's actual and anticipated growth strategy, increased accounting costs, increased marketing expenses associated with new residences, increased rent due to the expansion of existing corporate office space and other expenses related to the Company's growth strategy, and increased marketing expenses associated with new residences.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 1995 was $815,000, representing an increase of $556,000, or 215%, from $258,000 for 1994. This increase resulted primarily from the full year of operations of the residence that opened in September 1994 and the residence acquired in April 1995.

     Interest Expense. Interest expense for 1995 was $1.0 million, representing an increase of $725,000, or 225%, from $322,000 for 1994. The increased interest expense was primarily the result of a full year of interest expense associated with indebtedness of $1.1 million on the residence that opened in March 1994 and the incurrence of indebtedness in the amount of $4.2 million related to the acquisition of one residence in April 1995.

     Gain on Sale of Land. Two parcels of land adjacent to one of the Company's residences were sold in the last quarter of 1995 resulting in a gain of $439,000. Since the Company has not engaged in other land sales, a similar gain does not appear in other periods in the financial statements.

     Equity in Losses of Unconsolidated Affiliates. Equity in net losses from investments in unconsolidated affiliates was $438,000 for 1995. These losses were attributable to the start-up losses incurred by several of the ALS-Midwest residences during the year. The Company did not have any significant investments in unconsolidated affiliates in 1994.

     Minority Interest in Losses of Consolidated Subsidiaries. Minority interest in losses of consolidated subsidiaries for the year ended December 31, 1995 was $112,000, representing an increase of $64,000, or 131%, from $49,000 for the comparable 1994 period. The increase was attributable to the losses allocated to the minority interest in two residences and the costs associated with identifying development opportunities in the Eastern United States.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Operating Revenue. Resident service fees for the year ended December 31, 1994 were $4.5 million, representing an increase of $1.7 million, or 63% from $2.8 million for 1993 due to the opening of one residence and the acquisition of another. Other revenues increased to $451,000 in 1994 from $22,000 for 1993 primarily as a result of management contracts entered into in December 1993 for the management of seven residences (six of which are still managed by the Company) previously operated by the Predecessor.

     Residence Operations. Residence operating expenses for the year ended December 31, 1994 were $2.9 million, representing an increase of $1.2 million, or 69%, from $1.8 million for 1993 due to the acquisition of one residence and the opening of another residence.

     Lease Expense. Lease expense for 1994 was $697,000, representing an increase of $115,000, or 20%, from $582,000, for 1993. This increase is primarily attributable to the opening of one residence in March 1994.

     General and Administrative. General and administrative expenses for 1994 were $1.5 million, representing an increase of $994,000, or 214%, from $464,000 for 1993. The increase is related to the expansion of the Company's corporate staff and related office expenses to accommodate the Company's growth strategy.

     Depreciation and Amortization. Depreciation and amortization for 1994 was $258,000, representing an increase of $151,000, or 142%, compared to $107,000 for 1993. Such increase was attributable to the acquisition of one residence in September 1994 and the furniture, fixtures and equipment associated with the opening of one residence in March 1994.

     Interest Expense. Interest expense for the year ended 1994 was $322,000, representing an increase of $266,000 from $56,000 for 1993. This increase is attributable to the incurrence of $6.3 million of additional indebtedness in connection with the acquisition of one residence in September 1994.

     Minority Interest in Losses of Consolidated Subsidiaries. Minority interest in losses of consolidated subsidiaries was $49,000 for 1994. These losses were attributable to the losses allocated to the minority partners' interest in one residence. The Company did not have minority partners in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations, its aggressive development program and acquisitions through a combination of various forms of real estate financing, capital contributions from joint venture partners, loans from Evergreen and net proceeds from private placements of shares of Common Stock.


     The Company has operated from time to time with significant working capital deficits primarily as a consequence of the financing of its residence development and acquisitions and, to a lesser extent, the operating losses its assisted living residences have sustained. At December 31, 1995, the Company's working capital was $1.2 million compared to a working capital deficit of $1.2 million at December 31, 1994. Working capital at March 31, 1996 was $5.7 million, an increase of $4.5 million from December 31, 1995, primarily as a result of the Florida Sale/leaseback. On a pro forma basis giving effect to the Recent Equity Transactions, the ALS-Midwest Restructuring and the Crossings Merger, the Company would have had a working capital deficit of $4.7 million at March 31, 1996, primarily attributable to the additional short-term debt incurred in connection with the ALS-Midwest Restructuring, which debt will be repaid with a portion of the net proceeds from the Offering. See "Use of Proceeds." Net cash used by operating activities totaled $357,000, $1.1 million and $1.2 million for the years ended 1994 and 1995 and the three months ended March 31, 1996, respectively. Net cash used in investing activities totaled $3.4 million, $17.1 million and $3.0 million for the years ended 1994 and 1995 and the three months ended March 31, 1996, respectively. Substantially all these expenditures were used for development and acquisition of residences. Net cash provided by financing activities totaled $3.9 million, $20.9 million and $2.1 million for the years ended 1994 and 1995 and the three months ended March 31, 1996, respectively.



     As of March 31, 1996, on a pro forma basis giving effect to the Recent Equity Transactions, the ALS-Midwest Restructuring and the Crossings Merger and as adjusted to give effect to the application of the net proceeds of the Offering to the Company, the Company's long-term debt would have been $33.0 million. On a pro forma basis giving effect to the 1996 Transactions, the Company had lease expense for the year ended December 31, 1995 of $7.8 million. Long-term debt and annual lease expense will increase significantly as the Company pursues its growth strategy.



     To achieve its growth objectives, the Company will need to obtain sufficient financing to fund its development, construction and acquisition activities. The estimated cost to complete and lease up the 43 residences under construction or development during the next 18 months is approximately $145 million, which substantially exceeds the estimated net proceeds of the Offering. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company has executed non-binding letters of intent with a health care REIT for additional financing commitments aggregating approximately $250 million which it believes, together with the net proceeds from the Offering and existing financing commitments, will be sufficient to fund its development and acquisition programs for at least the next 18 months. The Company will from time to time seek additional funding through public or private financing, including equity or debt financing. In addition, the Company will require sufficient financial resources to meet its operating and working capital needs. The Company expects negative cash flow to continue for at least the next 12 to 18 months as it continues to develop and construct assisted living residences. There can be no assurance that any newly constructed residences will achieve a stabilized occupancy rate and attain a resident mix that meet the Company's expectations or generate sufficient positive cash flow to cover operating and financing costs associated with such residences. There can be no assurance that the Company will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans. In addition, the Company may require additional financing to enable it to acquire additional residences, to respond to changing economic conditions, to expand the Company's development program or to account for changes in assumptions related to its development program.



     In addition, within the next 18 months, the Company will become subject to mandatory purchase options with respect to equity interests held by joint venture partners in certain of the Company's residences. At such times the Company may also elect to exercise its rights to purchase such interests for the same consideration. Based on a number of assumptions, including assumptions as to the number of residences to be developed with joint venture partners, the timing of such development, the time at which such options will be exercised and the fair market value of such residences at the date such purchase options are exercised, the Company currently estimates that it may require approximately $7.0 million to satisfy these purchase obligations. The Company also has certain similar purchase options with respect to such equity interests which the Company intends to exercise only at such times as it has the financial resources available (internally or through debt or equity financing) to fund the exercise of any such options. See "Business -- Joint Ventures and Strategic Alliances."


     In May 1995, the Company completed the private placement of 4,302,994 shares of the Company's Common Stock for $20 million. The net proceeds of approximately $19.0 million from this financing were used to (i) repurchase 380,636 shares of Common Stock and prepay a promissory note held by a co-founder of the Predecessor for $2.5 million and $40,640, respectively; (ii) repay advances to the Company made by Evergreen together with interest due thereon in the amount of approximately $4.1 million; (iii) develop, construct and acquire assisted living residences; and (iv) fund general corporate purposes, including the corporate infrastructure necessary to manage the Company's future operations.


     On January 26, 1996 (effective January 1, 1996) the Company acquired all of the outstanding capital stock of Heartland for a total consideration of approximately $5.5 million and the issuance of 261,424 shares of Common Stock, 207,899 of which are redeemable. In connection with the Heartland Acquisition, the Company borrowed approximately $8.7 million pursuant to the Heartland Bridge Financing provided by RDV Capital Management L.P., a Delaware limited partnership affiliated with one of the Company's directors. See "Certain Relationships and Related Transactions." Under the terms to the Heartland Bridge Financing, the Company borrowed (i) $2.9 million pursuant to a two year note, which accrues interest at the annual rate of 9.0% for the first six months, 10.5% for the second six months and thereafter the annual interest rate increases by an additional 2% for each three month period until the final maturity on January 25, 1998; and (ii) $5.8 million pursuant to a two year note, which accrues interest at an annual rate of 9.0% per annum for the first twelve months, increasing thereafter by an additional 2% for each three month period until final maturity on January 25, 1998. The loan is secured by the pledge by the Company of the outstanding shares of common stock of Heartland. The Company will use a portion of the net proceeds received by it from the Offering to repay this loan.

     In May 1996, the Company guaranteed two loans to two of the ALS-Midwest partnerships in the aggregate amount of $9.4 million, the proceeds of which are being used to fund the construction of the Company's residences currently under construction in Northville and Utica, Michigan. The loans bear interest at a rate equal to the prime rate plus 1.0% and are payable with respect to interest only until the maturity date, April 1, 1999.

     On May 24, 1996, the Company raised approximately $2.0 million of cash through the sale of (i) 322,706 shares of Common Stock to a company affiliated with Pioneer Development Company, the Company's proposed joint venture partner in New York, Massachusetts, Connecticut and Rhode Island; and (ii) 107,575 shares of Common Stock to Petty, Kneen & Company, a company controlled by William G. Petty, Jr., the Company's Chairman of the Board, and John W. Kneen, the Company's Chief Financial Officer. See "Business -- Joint Ventures and Strategic Alliances -- Proposed Joint Venture with Pioneer Development Company" and "Management -- Executive Compensation -- Consulting, Employment and Services Agreements -- Consulting Agreement with Petty, Kneen & Company."

     On May 24, 1996, the Company and Crossings consummated the Crossings Merger pursuant to which Crossings was merged with and into ALS and all of the shares of Crossings capital stock outstanding prior to the Crossings Merger were converted into 2,007,049 shares of Common Stock valued at $9.3 million. See "History and Organization -- Crossing Merger."


     On May 24, 1996, the Company acquired the limited partnership interests not already owned by it in ALS-Midwest for aggregate consideration of 115,024 shares of redeemable Common Stock valued at $1.0 million and promissory notes in the aggregate principal amount of $2.9 million. These promissory notes are due and payable on January 31, 1997 and bear interest at the rate of 8% per annum. See "Use of Proceeds." The Company also acquired 100% of the outstanding stock of the corporate general partner of ALS-Midwest ("ALS-Midwest, Inc.") pursuant to a merger transaction whereby the shareholders of ALS-Midwest Inc. other than the Company received, in exchange for their shares of ALS-Midwest Inc., $300,000 in cash and 57,512 shares of redeemable Common Stock valued at $500,000. Contemporaneously with the merger, the Company refunded advances made to the ALS-Midwest Partnerships by affiliates of the Damone Group, Inc. ("Damone") by a cash payment of $700,000 and delivery of a promissory note in the amount of $1.4 million. This promissory note is due and payable on September 21, 1996 and bears interest at the rate of 9% per annum. See "Use of Proceeds and "History and Organization -- Acquisition of Remaining Interests in ALS-Midwest."


     In June 1996, the Company borrowed $8.5 million, $3.5 million of which was used to refinance existing indebtedness and the remainder of which will be used for working capital purposes. This loan is due and payable on October 1, 1996 and bears interest at a rate of 10% per annum. The Company currently intends to refinance the entire principal amount of this loan at maturity. If, however, the Company is unable to refinance this loan on acceptable terms the Company expects to use approximately $8.5 million of the net proceeds to repay such loan.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and the effect was not material to the Company's operations or financial position taken as a whole. Under Statement 121, property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount.

The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

     In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value-based accounting for those arrangements. The Company adopted Statement 123 in the first quarter of 1996 and has elected to continue to account for stock-based compensation arrangements under APB Opinion No. 25.

IMPACT OF INFLATION

     To date, inflation has not had a significant impact on the Company. Inflation could, however, affect the Company's future revenues and results of operations due to the Company's dependence on its senior resident population, most of whom rely on relatively fixed incomes to pay for the Company's services. As a result, the Company may not be able to increase resident service fees to account fully for increased operating expenses. In structuring its fees, the Company attempts to anticipate inflation levels, but there can be no assurance that the Company will be able to anticipate fully or otherwise respond to any future inflationary pressures.

                                    BUSINESS

OVERVIEW

     The Company is a leading national assisted living company operating 57 residences with an aggregate capacity of approximately 2,500 residents. Of these total residences, the Company owns 17, leases 23, holds equity interests in and operates eight and manages an additional nine. The Company provides a full range of assisted living services in its residences for the frail elderly and free-standing specialty care residences for individuals with Alzheimer's disease and other dementias. The Company and its Predecessor have operated assisted living residences since 1981 including specialty dementia care residences since 1985.

     The Company provides a broad continuum of personal care (such as assistance with bathing, toileting, dressing, eating and ambulation), support services (such as housekeeping, laundry and transportation) and health care (such as medication administration and health monitoring) to its residents. In addition, the Company offers a wide range of specialized services, including behavior management and environmental adaptation programs, to residents who suffer from Alzheimer's disease and other dementias. All of these services are provided on a 24-hour basis in "home-like" settings which emphasize privacy, individual choice and independence. The Company operates four distinct assisted living product lines (Clare Bridge, Wynwood, Crossings and WovenHearts), each serving a particular segment of the private pay elderly population. Each assisted living product line is designed to permit residents to age in place by meeting their personal and health care needs across a range of pricing options. See
"-- Assisted Living Product Lines."

     Since 1993, the Company has experienced significant growth through its aggressive development program and several strategic acquisitions. During this period the Company has developed or acquired 48 residences with an aggregate capacity of approximately 2,400 residents. The Company intends to continue its development strategy and is currently constructing 19 residences and is developing an additional 24 residences. Of these residences, 15 to 21 are expected to open during 1996. The Company also intends to continue to pursue strategic acquisitions of assisted living operations. In keeping with its acquisition strategy, in May 1996, the Company acquired Crossings, an assisted living company which operated 15 residences with a capacity of approximately 1,420 residents throughout the Western United States. This strategic merger provides the Company with access to several new geographic markets and complements its existing assisted living product lines with the addition of apartment-style assisted living residences. In January 1996, the Company acquired Heartland, an assisted living company which operated 20 WovenHearts residences throughout Wisconsin. As a result of this transaction, the Company has broadened its assisted living product lines to serve frail elderly individuals in moderate income markets and rural communities.

     The Company's management team has extensive operational and strategic experience in the health care industry. The Company's President and Chief Executive Officer, William F. Lasky, founded the Predecessor and has been actively involved in the assisted living industry for over 15 years. Mr. Lasky currently serves as Chairman of ALFAA, the nation's largest dedicated assisted living trade organization. The Company's Chairman, William G. Petty, Jr., has held senior management positions and has managed strategic investments in companies in the long-term care, assisted living and senior living industries. Mr. Petty served as the Chairman, Chief Executive Officer and President of Evergreen, a NYSE-listed operator of long-term care facilities, from June 1993 until July 1995, when Evergreen merged with GranCare, for which he now serves as Vice Chairman. See "Management."

     The assisted living industry is a rapidly growing segment within the long term care industry. The Company's target market, which consists of seniors age 75 and older, is one of the fastest growing segments of the United States population. According to the United States Census Bureau, this age group is expected to grow by 33.5% between 1990 and 2000. The Company believes that the market for assisted living services, including dementia care services, will continue to grow due to (i) the aging of the U.S. population, (ii) rising public and private cost containment pressures, (iii) declining availability of traditional nursing home beds given nursing home operators' increasing focus on higher acuity patients, (iv) quality of life advantages of assisted living residences over traditional skilled nursing homes and (v) the decreasing availability of family care as an option for elderly family members. The Company believes that it is well positioned to capitalize on these trends given its growth and operating strategies and its extensive experience in the assisted living industry.

BUSINESS STRATEGY

     The Company believes that significant growth opportunities exist to provide personal and health care services to the rapidly growing elderly population. The Company intends to aggressively expand its operations through the development and construction, and the selective acquisition, of additional residences. The Company also intends to seek to improve the operating performance of its residences through the continued enhancement of its operations.

     Growth Strategy. The Company's growth strategy emphasizes growth through the development and construction of assisting living residences and through strategic acquisitions of assisted living operations.

          Development Strategy. The Company intends to continue to expand its operations primarily through the development and construction of assisted living residences in selected markets. The Company has an integrated internal development approach pursuant to which the Company's management and other personnel (including designers and architects, market analysts and construction managers) locate sites for, develop and open its residences. Personnel experienced in site selection conduct extensive market and site-specific feasibility studies prior to the Company's committing significant financial resources to new projects. The Company believes it can rapidly expand its operations into new markets and strengthen its presence within its existing markets utilizing its four residence models.

          Since 1981, the Company has developed and constructed 30 residences (including residences developed by Crossings and Heartland) and is in the process of developing or constructing 43 additional residences, 15 to 21 of which are expected to open during 1996. Construction time for new development generally ranges from seven to 12 months for its Wynwood, Clare Bridge and Crossings residences and ranges from four to six months for its WovenHearts residences. Once opened, new residences generally achieve a stabilized level of occupancy of 95% or higher over periods ranging from 10 to 14 months and six to nine months for these types of residences, respectively.


          To facilitate its development strategy, the Company has formed strategic alliances with regional real estate development partners which have enabled the Company to develop and construct additional residences while reducing the investment of, and associated risk to, the Company. The Company's development partners generally provide construction management experience, existing relationships with local contractors, suppliers and municipal authorities, knowledge of local and state building codes and zoning laws and assistance with site location for new residences. The Company contributes operational and industry expertise, has operational management responsibility for residences owned by joint ventures and, in most cases, has the right and obligation to acquire the equity interests of the other joint venture partners at predetermined times. Through March 31, 1996, nine of the Company's residences had been developed pursuant to joint ventures. Pursuant to the ALS-Midwest Restructuring, the Company acquired its joint venture partners' equity interests in five of these residences. The Company intends to continue to evaluate opportunities to acquire similar interests in the future. See "Business -- Joint Ventures and Strategic Alliances" and "History and Organization."


          Acquisition Strategy. The Company has acquired, and intends to continue to selectively acquire, assisted living operations. The Company may acquire one or more residences as a means to enter new markets and may also seek to acquire residences within its existing regions to gain further market share and leverage its existing operating infrastructure. In reviewing acquisition opportunities, the Company considers, among other things, the competitive climate, the current reputation of the residence(s) or the operator, the quality of the management, the need to reposition the residence(s) in the marketplace and costs associated therewith, the construction quality and any need for renovations to the residence(s) and the opportunity to improve or enhance operating results.

          In keeping with the Company's acquisition strategy, in May 1996 the Company acquired Crossings, which operated 15 assisted living residences, and in January 1996 the Company acquired Heartland, which operated 20 WovenHearts residences. The addition of Heartland and Crossings has increased substantially the Company's operations and has provided ALS with additional development and management expertise to further support its growth strategy. See "History and Organization."

     In support of its growth strategy, the Company maintains an in-house team of researchers and analysts dedicated to performing market studies in connection with identifying development and acquisition opportunities. In collaboration with regional development partners, the Company selects target development markets based on a number of factors, including demographic profiles of both potential residents and their adult children, existing competitors and known new entrants, estimated market demand and zoning prospects. The Company's development department uses demographic information and demand estimation models to identify optimal areas within each target market. Potential sites are then evaluated by the Company's site evaluation committee. Sites are approved or rejected based on established criteria relating to land cost and conditions, visibility, accessibility, immediate adjacencies, community perception and zoning prospects. Full market feasibility studies, including site evaluations of all potential competitors and extensive interviews of key community sources, are subsequently conducted on all approved sites. A similar investigative process is employed when evaluating potential acquisitions within an identified target market. The Company's residences are currently located in Wisconsin, Oregon, Michigan, Colorado, Florida, Washington, Pennsylvania, California and Idaho, and the Company is in the process of constructing or developing residences in Arizona, Minnesota, New Jersey, North Carolina, South Carolina and New York.

     The Company seeks to cluster its full range of assisted living product lines to further strengthen its presence within existing markets as well as to effectively penetrate new markets. The Company generally enters larger metropolitan markets with its Wynwood, Clare Bridge or Crossings product line. Once established, the Company may supplement its market presence by developing WovenHearts residences throughout smaller adjacent markets. The Company will also use its WovenHearts product line to enter into smaller residential markets, including rural communities, that would otherwise not support its larger upper-income residential models. This strategy enables the Company to penetrate its principal markets, provides it access to smaller markets and enables it to achieve certain regional economies of scale.

     Operating Strategy. The Company's operating strategy is to achieve and sustain a strong competitive position within its chosen markets as well as to continue to enhance the performance of its operations. The Company believes that its multiple product lines afford it a significant competitive advantage as they enable the Company to offer an evolving continuum of care and services, including specialty care services, and offer such care and services across a range of pricing options, thereby serving both the upper and moderate income segments of the elderly population. The Company will also seek to enhance its current operations by (i) maintaining and improving occupancy rates at its residences; (ii) opportunistically increasing resident service fees; and (iii) improving operating efficiencies.

          Offer Evolving Continuum of Care and Services. The Company seeks to continually expand its range of personal and health care and support services to meet the evolving needs of its residents. The Company's Wynwood, Crossings and WovenHearts product lines are designed to meet the needs of frail elderly individuals who require regular assistance with activities of daily living and have other special care needs. The Company's Clare Bridge product line is specifically designed to serve the needs of individuals with Alzheimer's disease and other dementias through the provision of a variety of specialty care services. The Company intends to evaluate opportunities to provide additional services, such as home health, pharmacy and restorative services, to its residents.

          Offer Services Across a Range of Pricing Options. By offering a variety of pricing options, the Company believes it is able to capture a larger segment of the elderly population. The Company's Wynwood, Clare Bridge and Crossings product lines are designed to serve frail elderly residents who can afford access to a broad range of personal and health care and support services. The Company's WovenHearts product line, on the other hand, is designed to cater to moderate income elderly who need access to care but may have more limited financial resources.

          Maintain and Improve Occupancy Rates. The Company will also seek to maintain and improve occupancy rates by continuing to (i) attract new residents through marketing programs directed towards family decision makers, namely adult children, and potential residents and (ii) actively seek referrals from hospitals, rehabilitation hospitals, physicians' clinics, home health care agencies and other acute and sub-acute health care providers in the markets served by the Company.

          Selectively Increase Service Pricing Levels. The Company will continue to review opportunities to increase resident service fees within its existing markets, while maintaining competitive market positions. In keeping with this strategy, the Company will continue to offer both premium priced and moderately priced assisted living services and generally target private pay residents. The Company's private pay residents are typically seniors who can afford to pay for services from their own and their families' financial resources. Such resources may include social security, savings, proceeds from the sale of their residence, contributions from family members and insurance proceeds from long-term insurance care policies.

          Improve Operating Efficiencies. The Company will seek to improve operating results of its residences by continuing to actively monitor and manage operating costs. In addition, the Company believes that concentrating residences within selected geographic regions enables the Company to achieve operating efficiencies through economies of scale and reduced corporate overhead and provides for more effective management supervision and financial controls.

ASSISTED LIVING PRODUCT LINES

     The Company operates four distinct assisted living product lines (Clare Bridge, Wynwood, Crossings, and WovenHearts) designed to meet the increasing personal and health care needs of the private pay elderly population. Product lines are defined as consisting of various housing models offering a predetermined selection of services within a defined price range. Together, these product lines encompass a full range of assisted living services ranging from basic support services to specialized care for residents with Alzheimer's disease and other dementias. Each of the Company's product lines targets a distinct segment of the elderly population through site selection, building design, staffing, service and care plans, as well as pricing structures based on the needs and characteristics of each targeted segment. All of the Company's residences incorporate its philosophy of preserving residents' privacy, encouraging individual choice and fostering independence in a "home-like" setting.

          Clare Bridge. These specially designed, free-standing residences serve the programmatic needs of individuals with Alzheimer's disease and other dementias. Clare Bridge residents typically require higher levels of care and services as a result of their progressive decline in cognitive abilities including impaired memory, thinking and behavior. These residents require increased supervision because they are typically highly confused, wander prone and incontinent. Ranging in size from 16,000 to 28,000 square feet, these single-story residences accommodate 24 to 52 residents and are primarily located in metropolitan and suburban markets. The Company seeks to create a "home-like" setting that addresses the resident's cognitive limitations using internal neighborhoods consisting of rooms which are scaled to the size typically found in an upper-income, single family home with the same level of furniture, fixtures and carpeting. Key features specific to the needs of Clare Bridge residents generally include indoor wandering paths, a simulated "town-square" area, secure outdoor spaces with raised gardening beds, directional aids to assist in "wayfinding" such as signs, color-coded neighborhoods and memory boxes with the resident's photograph outside of their unit, and specially designed furniture suitable for incontinent residents. The required level of care in Clare Bridge residences is typically higher than in the Company's other residences due to the increased level of supervision and assistance required by residents with dementias. As a result, these residences have a staffing pattern which includes a full-time nurse and a care giver to resident ratio of 1 to 6. Due to the generally high level of care required by residents, a single-tier pricing structure is used. The Company generally charges monthly rates per resident ranging from $2,800 for a shared room to $3,300 for a private room.

          Wynwood. These multi-story residences are designed to serve primarily upper-income frail elderly individuals in metropolitan and suburban markets. Wynwood residents are generally 75 years of age or older, require assistance with at least two of the five basic activities of daily living (so-called ADLs (i.e., bathing, toileting, dressing, eating and ambulation)) and need services due primarily to physical limitations rather than cognitive impairment. The Wynwood residences typically range in size from 35,000 to 45,000 square feet and accommodate 50 to 72 residents. To achieve a more residential environment in these larger buildings, each wing or "neighborhood" in the residence contains design elements scaled to a single-family home and includes a living room, dining room, patio or enclosed porch, laundry room and personal care area, as well as a care giver work station. Residents are offered a choice of private or shared, fully-furnished accommodations with ongoing health assessments by a nurse, 24-hour assistance with ADLs, three meals a day plus snacks, organized social activities, housekeeping and personal laundry service. The Company maintains a minimum care giver to resident ratio of 1 to 10 at each of these residences and increases staffing levels to a ratio as high as 1 to 6 to accommodate the care needs of the resident population. All residents are assessed at admission to determine the level of care and service required and placed in one of four levels ranging from basic care to three different levels of advanced care. The Company customarily charges monthly rates per resident ranging from $1,800 to $2,400 for a shared room and from $2,500 to $3,100 for a private room.

          Crossings. These apartment-style residences serve the needs of elderly individuals who may require support services and personal care and are generally located in metropolitan markets. Apartment-style residences are favored in certain markets in the United States, particularly throughout Western states and are required in certain states to meet licensing requirements. The Company believes this product line enables it to capture a broader segment of the assisted living market. These multi-story residences range in size from 45,000 to 65,000 square feet and accommodate 60 to 80 residents, who choose among studio, one-bedroom and two-bedroom apartments. These apartments typically include a bedroom, a kitchenette, a full bathroom and a living/dining area and range in size from 280 to 700 square feet. Common space is dispersed throughout the buildings and includes a central dining room, a library, various activity rooms, laundry rooms and a beauty shop. The Company maintains care staff to resident ratios ranging from 1 to 12 to 1 to 16, depending upon the care needs of the residents. Crossings residences generally offer a three-tier pricing structure ranging from a basic care package to more advanced care levels. The Company customarily charges monthly rates per resident ranging from $1,500 to $3,300. Additional fees ranging from $100 to $450 per month may be charged for more advanced care levels, including its RISE and ESP ancillary support programs. See "-- Assisted Living Care and Service Programs".

          WovenHearts. These residences are designed to meet the needs of elderly individuals who have primarily physical limitations or who may be experiencing the early stages of Alzheimer's disease. These smaller residences serve moderate-income frail elderly individuals and are typically located in small towns or rural markets. WovenHearts residences range in size from 7,000 to 12,000 square feet, accommodate 20 residents and are being expanded to accommodate 26 residents. These single-story residences resemble, and can generally be constructed on a site suitable for, a single family home. These residences have multiple common areas that are easily accessible from any resident room and include a living room, a den, an entertainment room, several personal care areas as well as a large kitchen area which opens into an adjoining dining room. This design allows residents to participate in familiar daily activities (such as assisting with meals, laundry and housekeeping) which promote maintenance of their functional abilities. Most of the resident units are private and fully furnished, though shared accommodations are also available. The Company generally maintains a minimum care giver to resident ratio of 1 to 8 at its WovenHearts residences. In addition, the Company is able to offer high quality and cost-effective care and service in a smaller residential setting by using a centralized professional staff (i.e., registered nurses and marketing specialists) that performs functions for several WovenHeart residences. The combination of lower construction and staffing costs enables the Company to offer affordable care and services to the moderate income elderly population. The WovenHeart residences currently have a single-tier pricing structure consisting of a monthly rate ranging from $1,800 to $2,500. In the future, the Company intends to adapt its WovenHearts model, services and staffing levels to accommodate the needs of residents with later stages of Alzheimer's disease.

ASSISTED LIVING CARE AND SERVICE PROGRAMS

     The Company offers a full range of assisted living care and services based upon individual resident needs. Prior to admission, all residents are assessed by the Company's professional staff to determine the appropriate residence model and level of care and services required by such residents. Subsequently, individual care plans are developed by residence staff in conjunction with the residents, their families and their physicians. These plans are periodically reviewed, typically at six month intervals, or when a change in medical or cognitive status occurs. Each of the Company's assisted living product lines is designed to accommodate residents as they age in place and require increasing levels of care. To oversee the delivery of care and services, the Company maintains a licensed nurse on staff at each of its residences. The Company believes that this level of attention to the health care needs of its residents enables them to remain in the Company's residences, in many cases, for the rest of their lives. In addition, the Company is also able to transfer residents to and from its various residence models, where appropriate, depending upon the evolving care needs of such residents. The Company has implemented different care and service plans for each of its product lines. At its Wynwood and Crossings models, for instance, residents are placed in one of several care levels depending upon their individual needs. At its Clare Bridge and WovenHearts residences, the Company uses a single care structure. However, the Company is in the process of implementing at its WovenHearts residences a multi-tier care plan similar to the plans offered at its Wynwood residences. The Company's care levels include a basic care program, several advanced care programs as well as additional ancillary service programs as further described below.

          Basic Care. At this level, residents are provided with a variety of services, including 24 hour assistance with ADLs, ongoing health assessments by a professional nurse, three meals per day and snacks, coordination of special diets planned by a registered dietitian, assistance with coordination of physician care, physical therapy and other medical services, social and recreational activities, housekeeping and personal laundry services.

          Advanced Care. The Company also offers higher levels of personal and health care services to residents who require more frequent or intensive physical assistance or increased care and supervision due to cognitive impairments. The Company offers three advanced care levels which provide residents with increasing levels of care and services dependent on the residents' changing needs. Rates charged for these services are added to the rate charged for basic care. The Company generally charges an additional $300 to $750 per month depending upon the level and frequency of care required and staffing needs. Residents in the highest care level are typically very physically frail or experiencing early stages of Alzheimer's disease or other dementia. Physically frail residents may require complex medication management, assistance with most or all ADLs, two-person transfer from a wheelchair or incontinence care. Residents with cognitive impairment may require frequent staff interaction and intervention due to confusion.

          Alzheimer's Care. The Company believes it is one of the leading providers of care to residents with cognitive impairments including Alzheimer's and other dementias, in its free-standing Clare Bridge residences. The Company's programs provide the attention, care and services needed to help cognitively impaired residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management and a life-skills based activities program, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents participate in all facets of daily life at the residence, such as assisting with meals, laundry and housekeeping.

          RISE (Restoring Independence, Strength and Energy). Crossings residences offer RISE, a one-on-one exercise program designed to help residents regain their independence and become healthier, and stronger by improving flexibility, balance, strength and endurance. The program is targeted to residents with health concerns related to Parkinson's disease, strokes, osteoarthritis, osteoporosis, congestive heart disease, hip fractures and other limitations in ambulation and mobility. Monthly rates for the program range from $90 to $400 depending on the frequency and duration of sessions.

          ESP (Extended Support Program). ESP, also offered at Crossings residences, is a program designed to provide additional structure and personal attention to residents with early stages of dementia. Regularly scheduled group recreational activities and social events help residents build self-esteem and decrease anxiety related to confusion and disorientation. The ESP program has been successful in retaining residents who, due to their dementia, might otherwise need to relocate to a more supportive environment. The monthly program rates range from $325 to $450.

          Supportive Services. These services, which are currently offered at Crossings residences, are designed for residents who typically do not need routine assistance with ADLs and who are able to handle the administration of their own medications. These services typically include three meals per day, housekeeping, personal laundry service, transportation and social and recreational programming.

          Access to Specialized Medical Services. The Company assists its residents with the coordination of access to medical services from third parties including home health care, rehabilitation therapy, pharmacy services and hospice care. These providers are often reimbursed directly by the resident or a third party payor, such as Medicare. In the future, the Company may elect to provide these services directly using its own skilled employees or through a joint venture agreement with a skilled provider.

     Residents requiring greater levels of supervision or more specialized programming due to Alzheimer's disease or other dementias may be recommended for transfer to one of the Company's Clare Bridge residences. In the event that a resident's acuity level reaches a level such that the Company is unable to meet the resident's needs, the Company maintains relationships with local hospitals and skilled nursing facilities to facilitate resident transfers.

RESIDENCES

     The table below sets forth certain information with respect to the Company's residences which are operated by the Company. The Company owns, leases, holds equity interest in or manages, on behalf of third parties, these residences. The Company considers its properties to be in good operating condition and suitable for the purposes for which they are being used.

                              OPERATING RESIDENCES


                                                                                                             AS OF
                                                                                                         MARCH 31, 1996
                                                                                               DATE   --------------------
                                                                     OWNERSHIP    RESIDENT    OPENED/ RATE PER   OCCUPANCY
      RESIDENCE MODEL            LOCATION         CARE LEVEL       (% OWNED)(1)   CAPACITY    ACQUIRED UNIT(2)    RATE(3)
- --------------------------- ------------------ -----------------  --------------- ---------   ------- --------   ---------
OWNED/LEASED
WISCONSIN
  Clare Bridge............. Brookfield           Dementia Care        Leased           24     Nov-91   $3,307       100%
  Clare Bridge............. Middleton            Dementia Care         Owned           24     Mar-91    3,305        98
  Wynwood.................. Madison              Frail Elderly        Leased           50     Feb-92    2,492       100
  Wynwood.................. Brookfield           Frail Elderly        Leased           60     Mar-94    2,752        99
  WovenHearts.............. Clintonville         Frail Elderly         Owned           19     Jul-95    1,017        87
  WovenHearts.............. Edgerton             Frail Elderly         Owned           16     Oct-95    1,519        71
  WovenHearts.............. Janesville           Frail Elderly         Owned           16     Oct-95    2,581        91
  WovenHearts.............. Jefferson            Dementia Care         Owned           16     Oct-95    2,084        71
  WovenHearts.............. Kaukauna             Frail Elderly         Owned           16     Jul-95    1,619        91
  WovenHearts.............. Manitowoc            Frail Elderly         Owned           20     Dec-95    1,803        31
  WovenHearts.............. Neenah               Frail Elderly         Owned           20     Apr-96    2,100        --
  WovenHearts.............. New London           Frail Elderly         Owned           20     Jul-95    1,406        67
  WovenHearts.............. New Richmond         Frail Elderly      Owned(19.0)        15     Mar-95    2,000        --
  WovenHearts.............. Onalaska             Frail Elderly         Owned           20     Jun-95    1,760        68
  WovenHearts.............. Rice Lake            Frail Elderly         Owned           20     Oct-95    1,800        50
  WovenHearts.............. Shawano              Frail Elderly         Owned           15     Jul-95    1,228       100
  WovenHearts.............. Platteville          Frail Elderly      Owned(72.7)        20     Nov-95    1,454        45
  WovenHearts(4)........... Cambridge            Frail Elderly      Owned(50.0)        15     Jan-96    1,563        27
  WovenHearts.............. Jefferson            Dementia Care        Leased           16     Jan-96    1,726       100
  WovenHearts.............. Sun Prairie          Frail Elderly        Leased           20     Oct-95    1,660        93
  WovenHearts.............. Menomonie            Frail Elderly      Owned(19.0)        20     Mar-95    1,736        64
  WovenHearts.............. Plymouth             Frail Elderly      Owned(19.0)        15     Jun-94    2,155        89
  WovenHearts.............. Wisc. Rapids         Frail Elderly      Owned(19.0)        20     May-95    2,004        92
                                                                                  ---------
                                                                                      497
                                                                                  ---------
OREGON
  Crossings................ Albany             Support Services       Leased           74     Aug-90    1,132        89
  Crossings................ Albany             Support Services       Leased           63     Jun-89    1,443       100
  Crossings................ Forest Grove       Support Services/
                                                 Frail Elderly        Leased           88     Sep-90    1,354        94
  Crossings................ McMinnville        Support Services/
                                                 Frail Elderly        Leased           87     May-91    1,512        97
  Crossings................ Tualatin             Frail Elderly        Leased          112     Feb-89    2,163        88
  Crossings................ Gresham              Frail Elderly        Leased           78     Jan-90    1,781        96
  Crossings................ Medford              Frail Elderly        Leased           76     Jan-91    1,707        76
                                                                                  ---------
                                                                                      578
                                                                                  ---------
MICHIGAN
  Clare Bridge............. Ann Arbor            Dementia Care         Owned           36     Jun-95    3,009        97
  Clare Bridge............. Farmington Hills     Dementia Care         Owned           28     Jul-94    3,258        85
  Clare Bridge............. Farmington Hills     Dementia Care         Owned           32     Oct-95    3,409        63
  Clare Bridge............. Lansing              Dementia Care        Leased           36     Jan-96    2,972        55
  Clare Bridge............. Utica                Dementia Care         Owned           36     Jan-95    3,086        94
                                                                                  ---------
                                                                                      168
                                                                                  ---------
COLORADO
  Crossings................ Boulder            Support Services       Leased           82     Aug-88    1,600        97
  Crossings................ Aurora             Support Services       Leased          159     Apr-91    1,132        90
  Crossings................ Aurora               Frail Elderly        Leased           60     Apr-91    1,556        80
  Crossings................ Boulder              Frail Elderly        Leased           76     Jun-94    2,290        99
                                                                                  ---------
                                                                                      377
                                                                                  ---------

                                                                                                             AS OF
                                                                                                         MARCH 31, 1996
                                                                                               DATE   --------------------
                                                                     OWNERSHIP    RESIDENT    OPENED/ RATE PER   OCCUPANCY
      RESIDENCE MODEL            LOCATION         CARE LEVEL       (% OWNED)(1)   CAPACITY    ACQUIRED UNIT(2)    RATE(3)
- --------------------------- ------------------ -----------------  --------------- ---------   ------- --------   ---------
FLORIDA
  Clare Bridge............. Bradenton            Dementia Care        Leased           36     Oct-95   $3,179        44%
  Clare Bridge............. Sarasota             Dementia Care        Leased           38     Dec-95    3,237        38
  Wynwood.................. Sarasota             Frail Elderly         Owned           86     Apr-95    2,005        75
                                                                                  ---------
                                                                                      160
                                                                                  ---------
WASHINGTON
  Crossings................ Richland           Support Services/
                                                 Frail Elderly        Leased          128     Jul-88    1,392        84
  Crossings................ Tacoma             Support Services       Leased          119     Jun-87    1,315        94
                                                                                  ---------
                                                                                      247
                                                                                  ---------
PENNSYLVANIA(5)
  Clare Bridge............. Lower Makefield      Dementia Care      Owned(60.0)        48     Feb-96    2,697        38
  Wynwood(6)............... Richboro            Frail Elderly/
                                                   Dementia         Owned(60.0)       110     Nov-94    2,825        90
                                                                                  ---------
                                                                                      158
                                                                                  ---------
CALIFORNIA
  Crossings(7)............. Loma Linda         Support Services/
                                                 Frail Elderly        Leased          140     Jun-91    1,513        76
                                                                                  ---------
IDAHO
  Crossings................ Boise                Frail Elderly        Leased           80     Jul-92    2,002        93
                                                                                  ---------
MANAGED
WISCONSIN
  WovenHearts(8)........... Sussex               Frail Elderly        Managed          19       --      1,591        94
  WovenHearts(9)........... Lodi                 Frail Elderly        Managed          15       --      1,696        79
  WovenHearts(8)(10)....... Brown Deer           Frail Elderly        Managed          15       --      1,966        93
  Elm Grove House.......... Elm Grove            Dementia Care        Managed           8       --      2,750       100
  Finch House.............. Greendale            Dementia Care        Managed           8       --      2,741        95
  North Shore House........ Fox Point            Dementia Care        Managed           8       --      2,750       100
  Oak Ridge House.......... Wauwatosa            Dementia Care        Managed           8       --      2,542        83
  Parkway House............ Milwaukee            Dementia Care        Managed           8       --      2,258        98
  Ridgefield House......... Madison              Dementia Care        Managed           8       --      3,150       100
                                                                                  ---------
                                                                                       97
                                                                                  ---------
        Total..............                                                         2,502
                                                                                  ========


- ---------------


 (1) Substantially all of the residences identified as being owned by the Company are subject to one or more mortgages or deeds of trust that typically mature within the next three to 20 years.


 (2) Average monthly rate per resident at each residence is calculated by dividing the residence's total monthly resident service fee revenue by the average number of occupied beds for the month.


 (3) Average monthly occupancy rate for each Clare Bridge, Wynwood and WovenHearts residence and for each of the managed residences is calculated by dividing the total number of resident occupied days by the total number of available bed days of the residence. Average monthly occupancy rates for each Crossings residence is calculated as the sum of occupied beds at the end of each week for any one month period divided by the number of weeks in that month.


 (4) ALS shares management responsibility for this residence with its joint venture partner, Memorial Community Hospital Association, Inc. of Edgerton, Wisconsin.


 (5) The Pennsylvania residences are owned by joint venture entities of which ALS is the 60% equity owner. See "Business -- Joint Ventures and Strategic Alliances -- Joint Venture with Continuing Care Concepts, Inc."


 (6) ALS's 60% interest in this residence was acquired in September 1994. See "Business -- Joint Ventures and Strategic Alliances -- Joint Venture with Continuing Care Concepts, Inc."


 (7) This residence is leased under a lease that expires upon the first to occur of (i) December 1998 or (ii) the achievement of a 95% occupancy rate.


 (8) This residence is owned by a franchisee. The Company, however, receives a management fee equal to 6.0% of the annual gross revenues of this residence.


 (9) The Company holds a 2.5% equity interest in, and has a right of first refusal to purchase, this residence.


(10) The Company holds a 0.5% equity interest in, and has a right of first refusal to purchase, this residence.


     The Company occupies executive offices located in Brookfield, Wisconsin under a lease expiring in 2000. The Company also leases office space in Tacoma, Washington and Madison, Wisconsin.

     The Company is in various stages of constructing 19 residences and is developing 24 residences. Set forth below is certain information with respect to residences in construction and residence sites in development.

                  RESIDENCES UNDER CONSTRUCTION OR DEVELOPMENT

                                                                                 RESIDENT        OPENING
      RESIDENCE MODEL               LOCATION(1)              CARE LEVEL          CAPACITY         DATE          STATUS(2)
- ----------------------------    --------------------      -----------------      ---------       -------       ------------
MINNESOTA
  WovenHearts...............    Mankato                     Frail Elderly             20         3Q 1996       Construction
  WovenHearts...............    Owatonna                    Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    Austin                      Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    Winona                      Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    Sauk Rapids                 Frail Elderly             20         1Q 1997       Development
  WovenHearts...............    Willmar                     Frail Elderly             20         1Q 1997       Development
  WovenHearts...............    Faribault                   Frail Elderly             20         1Q 1997       Development
                                                                                 ---------
                                                                                     140
                                                                                 ---------
WISCONSIN
  WovenHearts...............    Whitewater                  Frail Elderly             20         3Q 1996       Construction
  WovenHearts...............    Baraboo                     Frail Elderly             20         3Q 1996       Construction
  WovenHearts...............    Janesville                  Frail Elderly             20         3Q 1996       Construction
  WovenHearts...............    Fond du Lac                 Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    Oshkosh                     Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    River Falls                 Frail Elderly             20         4Q 1996       Construction
  WovenHearts...............    Eau Claire                  Frail Elderly             20         1Q 1997       Development
                                                                                 ---------
                                                                                     140
                                                                                 ---------
NORTH CAROLINA
  Wynwood...................    Chapel Hill                 Frail Elderly             70         4Q 1996       Construction
  Clare Bridge..............    Cary                        Dementia Care             50         1Q 1997       Construction
  Clare Bridge..............    Greensboro                  Dementia Care             38         2Q 1997       Development
  Clare Bridge..............    Winston-Salem               Dementia Care             38         2Q 1997       Development
  Clare Bridge..............    Charlotte                   Dementia Care             50         3Q 1997       Development
  Wynwood...................    Charlotte                   Frail Elderly             72         3Q 1997       Development
  Wynwood...................    Greensboro                  Frail Elderly             72         4Q 1997       Development
                                                                                 ---------
                                                                                     390
                                                                                 ---------
PENNSYLVANIA
  Clare Bridge..............    Montgomery                  Dementia Care             48         3Q 1996       Construction
  WovenHearts...............    Penn Hills                  Frail Elderly             26         2Q 1997       Development
  Clare Bridge..............    East Hempfield              Dementia Care             38         3Q 1997       Development
  Clare Bridge..............    Pittsburgh                  Dementia Care             52         3Q 1997       Development
  Clare Bridge..............    York                        Dementia Care             38         3Q 1997       Development
                                                                                 ---------
                                                                                     202
                                                                                 ---------
MICHIGAN
  Wynwood...................    Northville                  Frail Elderly             72         4Q 1996       Construction
  Wynwood...................    Utica                       Frail Elderly             72         1Q 1997       Construction
  Wynwood...................    Lansing                     Frail Elderly             72         4Q 1997       Development
                                                                                 ---------
                                                                                     216
                                                                                 ---------
NEW YORK
  Clare Bridge..............    Williamsville               Dementia care             52         2Q 1997       Development
  Clare Bridge..............    Niskayuna                   Dementia Care             52         2Q 1997       Development
  Clare Bridge..............    Perinton                    Dementia Care             52         3Q 1997       Development
                                                                                 ---------
                                                                                     156
                                                                                 ---------
FLORIDA
  Clare Bridge..............    Tampa                       Dementia Care             38         3Q 1996       Construction
  Clare Bridge..............    Ft. Meyers                  Dementia Care             38         4Q 1996       Construction
                                                                                 ---------
                                                                                      76
                                                                                 ---------
NEW JERSEY
  Clare Bridge..............    Westhampton                 Dementia Care             50         1Q 1997       Construction
  Clare Bridge..............    Hamilton                    Dementia Care             50         2Q 1997       Development
                                                                                 ---------
                                                                                     100
                                                                                 ---------
WASHINGTON
  Crossings.................    Tacoma                      Frail Elderly             70         2Q 1997       Development
  Crossings.................    Yakima                      Frail Elderly             70         2Q 1997       Development
                                                                                 ---------
                                                                                     140
                                                                                 ---------

                                                                                 RESIDENT        OPENING
      RESIDENCE MODEL               LOCATION(1)              CARE LEVEL          CAPACITY         DATE          STATUS(2)
- ----------------------------    --------------------      -----------------      ---------       -------       ------------
IDAHO
  Crossings.................    Boise                     Support services            78         1Q 1997       Construction
                                                                                 ---------
ARIZONA
  Clare Bridge..............    Tempe                       Dementia Care             50         2Q 1997       Development
                                                                                 ---------
COLORADO
  Crossings.................    Colorado Springs            Frail Elderly             70         2Q 1997       Development
                                                                                 ---------
OREGON
  Crossings.................    Albany                      Frail Elderly             70         2Q 1997       Development
                                                                                 ---------
SOUTH CAROLINA
  Clare Bridge..............    Columbia                    Dementia Care             50         2Q 1997       Development
                                                                                 ---------
        Total...............                                                       1,878
                                                                                 ========

- ---------------

(1) Each of the residences located in Michigan, North Carolina, New Jersey, New York and Pennsylvania may be owned directly by joint venture entities in which the Company will own varying percentages of equity interests. See "Business -- Joint Ventures and Strategic Alliances."
(2) "Construction" means that construction activities have occurred (ground breaking) and are ongoing. "Development" means that the site is under "control" (pursuant to purchase agreements or options or otherwise) and development activities with respect to the site have commenced and are ongoing (such as site permitting, preparation of surveys and architectural plans, and negotiation of construction contracts). For a summary of certain risks associated with construction and development activities, see "Risk Factors -- Ability to Continue Growth; Ability to Manage Rapid Expansion" and "-- Development and Construction Risks."

     Residences under development may not in fact be constructed for a variety of reasons, including zoning, permitting, health care licensing and cost related issues. See "Risk Factors -- Development and Construction Risks." Although opening date information provided in the table is based on current estimates and is subject to change, the Company expects to open between 15 to 21 residences during the remainder of 1996. In addition to residences listed in the table above as "under development," the Company is also engaged in preliminary development activities with respect to other possible sites for future residences.

OPERATIONS

     The Company centralizes many of its administrative functions to enable its residence employees to focus their efforts on resident care. The Company maintains centralized accounting, finance and other operational functions at its national corporate office in Brookfield, Wisconsin. Employees at the Company's national corporate office are responsible for (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operation, (ii) facilitating billing and collection, accounts payable, finance, accounting and payroll, (iii) developing employee training materials and programs and (iv) providing overall strategic direction to the Company. In addition, all development, construction and acquisition activities, including feasibility and market studies, residence design, and development and construction management, are conducted from the Company's national office. The Company seeks to control operating expenses for each of its residences through monthly budgeting, standardized management reporting and centralized purchasing. Residence expenditures are monitored and approved by the Company's regional directors who are held accountable for achieving budgeted results for each residence within their respective territory. All of the Company's residences are divided into geographic regions in order to efficiently allocate the Company's professional managerial resources. This regional focus permits the Company to realize certain financial and management economies of scale while reducing much of the administrative burden typically placed on residence staff. The Company currently has eight regions under the supervision of six regional directors.

     The Residence Director supervises the other members of the residence's management team (consisting of a Health Care Coordinator, Community Service Representative, Life Enrichment Coordinator, Resident Assistant Supervisor and Kitchen Manager) and is responsible for monitoring day-to-day operations and resident services. Company policy requires the Residence Director to be present in the residence during normal business hours and the Health Care Coordinator to be on-call 24 hours a day.

     The Company has adopted the "care giver" model which differs significantly from traditional long-term care models. In traditional long-term care settings, the delivery of care and services is divided into numerous departments typically consisting of nursing, housekeeping activities and food services all provided by separate individuals. The Company's resident assistants are responsible for the personal care, medication administration (when permitted by state law), housekeeping, laundry, meal service and social activities of the residents. As a result, the Company believes its staff can deliver comparable levels of care in a more personalized, efficient and economic manner than that offered in most long-term care settings. The Company believes that its care giver model enables its staff to develop a personal approach and, in many instances, become a significant part of residents' lives.

     The Company has attracted, and continues to seek, highly dedicated, experienced personnel. The Company has created formal training programs accompanied by review and evaluation procedures to help ensure quality care for its residents. The Company believes that education, training, and development enhance the effectiveness of its employees. All employees are required to complete the Company's training program, which includes a core curriculum comprised of personal care basics, Alzheimer's disease processes, behavior management, health care management, life skills programming, first aid, fire safety, nutrition, infection control, hospitality, customer service, and death and dying. In addition to classroom training, the Company's residences provide new employees with on the job training, utilizing experienced staff as trainers and mentors.

     For staff who desire to advance into residence management, a program that provides additional training in management techniques and budget management is available. The Company has developed an "Associate in Training" program that places a residence director trainee in an existing residence to attain "hands on" experience under the direct supervision of a current Residence Director. This program is intended to ensure that a sufficient number of Company-trained professionals will be available to manage newly developed and acquired residences.

QUALITY ASSURANCE

     The Company's quality assurance program is intended to further its goal of achieving a high degree of resident and family satisfaction with the care and services it provides. The Company coordinates the implementation of its quality assurance program at each of its residences through its national and regional offices. Periodic and annual surveys of residents and their family members are used to appraise and monitor their level of satisfaction with the Company's services. The Company also provides a toll-free number so that residents, their families and professionals may conveniently convey their comments and observations. In addition, residence inspections are conducted periodically by regional staff. The scope of these inspections cover the appearance of the exterior of the buildings and grounds, the appearance and cleanliness of the interior, the professionalism and friendliness of staff, the quality of resident care and care documentation, the quality of resident social events and planned activities, the presentation of meals and appearance of dining areas, the appearance of residents and overall compliance with government regulations. To further evaluate customer service, the Company engages a third party service to periodically "mystery shop" the Company's residences. This independent service analyzes the Company's performance from the perspective of a customer without the inherent biases of a Company employee. This service assists the Company in continually monitoring and improving the level of services offered to its residents to further ensure maximum customer satisfaction.

MARKETING

     The Company's marketing and sales efforts are undertaken on the national, regional and local levels. This effort is intended to create awareness of the Company and its services among prospective residents, their families, other key decision makers and professional referral sources. A national office marketing staff develops overall strategies to promote the Company's product lines throughout its markets and assesses continuously the success of its efforts by monitoring the generation and tracking of leads carried out by the Company's sales staff. Each regional office also has a marketing specialist, and most residences have on staff a Community Services Representative, both of whom are dedicated to sales and marketing activities.

     Prior to opening new residences, the Company commences an aggressive marketing campaign by opening a sales office in close proximity to residences nearing completion. During this launch campaign, the Company's personnel actively contact local referral sources, which generally account for a majority of resident referrals. In addition, the Company typically engages in more traditional types of marketing activities, such as direct mailings and print advertising, signs and yellow pages advertising. These marketing activities and media advertisements are directed to the adult children of prospective residents because they comprise the primary decision makers for placing a frail elderly relative in an assisted living setting. The Company's "clustering" strategy also enables the Company to leverage its pre-opening and on-going marketing efforts in a given area.

     The Company's marketing personnel also provide insight into local and regional demand for assisted living services. The regional and local marketing staff may be more attuned to local demand for certain services not offered by the Company. As a result, the Company regularly involves its marketing personnel in evaluating its development activities and services.

ADVISORY BOARD

     The Company has formed an Advisory Board comprised of professionals with specialized expertise in the delivery of assisted living services. The Advisory Board meets regularly to review the Company's resident care policies and procedures and makes recommendations with respect thereto to the Company's management. The Advisory Board, however, has no authority to act on behalf of the Company. Each advisory director receives $1,000 for each meeting attended and is reimbursed for expenses incurred in connection therewith. The Company estimates that each advisory director devotes approximately 40 hours per year on the Company's affairs. The current members of the Advisory Board are:

               NAME                                      POSITION
- -----------------------------------  ------------------------------------------------
Kathleen Buckwalter, Ph.D..........  Professor and Associate Director, Office of
                                     Nursing Research Development and Utilization,
                                       University of Iowa
Donna Cohen, Ph.D..................  Chairman, Department of Aging and Mental Health,
                                       University of South Florida
Carly R. Hellen, OTR/L.............  Consultant to Rush Alzheimer's Disease Center,
                                     Rush-Presbyterian-St. Luke's Medical Center,
                                       Chicago, Illinois
Thomas Kirk........................  Vice President, Patient Family and Education
                                     Services, National Alzheimer's Association,
                                       Chicago, Illinois
Cynthia Leibrock, MA, ASID,
  IFDA.............................  Principal, Easy Access Barrier Free Design,
                                     Aurora, Colorado
Nancy Mace, MA.....................  Consultant and author of "The 36-Hour Day,"
                                     Walnut, California
Cynthia Schmeichel, Ph.D...........  President and Chief Executive Officer, Sage
                                     Disease Management Services, Munster, Indiana.

JOINT VENTURES AND STRATEGIC ALLIANCES

     In further support of its development strategy, the Company has formed strategic alliances and joint ventures with established real estate development partners. These alliances and joint ventures have enabled the Company to develop and construct additional residences while reducing the investment of, and associated risk to, the Company.

     Joint Venture with Continuing Care Concepts, Inc. In 1994, the Company established a joint venture with Continuing Care Concepts, Inc. ("CCC") to develop, own and operate assisted living residences in targeted market areas throughout Pennsylvania, Delaware and New Jersey (the "ALS-East Territory"). CCC is a corporation owned and controlled by DeLuca Enterprises, Inc., an Eastern Pennsylvania-based commercial real estate development and construction company. In September 1994, the Company commenced its relationship with CCC through the acquisition of a 60% interest in a partnership that owns the Wynwood residence located in Richboro, Pennsylvania. CCC retained the remaining 40% of this partnership. Pursuant to the acquisition agreement entered into by the Company and CCC in connection with this transaction (the "ALS-East Agreement"), during the five-year period commencing in September 1994, the Company and CCC have agreed to develop and construct additional assisted living residences throughout the ALS-East Territory, with the Company and CCC having a 60% and 40% equity interests and capital obligations, respectively. Pursuant to this arrangement, the Company has agreed to contribute a total of $5.2 million of equity to develop ALS-East residences, $1.0 million of which had been funded as of March 31, 1996. The Company is entitled to receive a priority distribution from the ALS-East residences in the aggregate amount of $1,680,000 ("Priority Distribution"), and thereafter the Company and CCC are entitled to receive their respective share of any incremental distribution. If construction is not commenced on at least eight new ALS-East residences by September 1998, the above priority amount will be modified so as to provide the Company with a 27% internal rate of return on capital contributed to ALS-East residences.

     During the five year development term, the Company and CCC have agreed to develop residences within the ALS-East Territory exclusively with each other, and have agreed not to independently engage in other competitive activities in such territory, subject to certain limited exceptions. CCC and its affiliates have agreed to provide development and construction management services to ALS-East development projects and the Company has agreed to manage the ALS-East residences, all pursuant to agreed upon arrangements. Under the ALS-East Agreement, the approval of both the Company and CCC is generally required for matters relating to the development, construction, operation and management of ALS-East residences. In addition to the Richboro residence, the Company and CCC have constructed and are operating a Clare Bridge residence in Lower Makefield, Pennsylvania, are constructing Clare Bridge residences in Montgomery, Pennsylvania and Westhampton, New Jersey and are developing four additional Clare Bridge residences and one WovenHearts residence in the ALS-East Territory.

     Upon the first to occur of (i) September 20, 1998 or (ii) the issuance of an occupancy permit for eight ALS-East residences, the Company shall have the option to purchase CCC's interest in all ALS-East entities at an amount based on a fair market value determination, subject to a minimum purchase price.

     The Company and CCC have reached a non-binding agreement in principle regarding the purchase by the Company of the 40% equity interest held by CCC in three ALS-East residences as well as the restructuring of the on-going ALS-East joint venture relationship (the "Pending ALS-East Modification"). Specifically, pursuant to the Pending ALS-East Modification the Company would acquire CCC's 40% interest in the two operating ALS-East residences (Richboro and Lower Makefield, Pennsylvania) as well as CCC's 40% interest in the Clare Bridge residence currently in construction in Montgomery, Pennsylvania for an aggregate purchase price of $3.2 million. Simultaneously with such purchase, pursuant to the Pending ALS-East Modification the joint venture arrangement between the Company and CCC with respect to all other ALS-East residences, including those currently in construction or development, would be substantially modified such that: (i) the term of the joint venture would be extended through December 1999;
(ii) CCC's equity opportunity with respect to future ALS-East residences would be in the form of a right of first refusal to provide 20% (as opposed to 40%) of the equity for future residences located in the ALS-East Territory; (iii) ALS would no longer have the Priority Distribution but losses from the operation of jointly owned ALS-East residences would be disproportionately allocated to CCC to the extent of its capital account; and (iv) with respect to each jointly-owned ALS-East residence, upon the six month anniversary of the opening of such residence, CCC shall have a right to require the Company to purchase CCC's interest in such residence (put option) and the Company shall have an option to acquire (call option) CCC's interest in such residence at a purchase price based upon the appraised fair market value of the residence. Pursuant to the Pending ALS-East Modification, the Company would use CCC or its affiliates as its exclusive general contractor in the ALS-East Territory through December 1999 and the Company would continue to manage jointly owned ALS-East residences pursuant to agreed upon arrangements.

     Although the Company and CCC have reached an agreement in principle with respect to the Pending ALS-East Modification and are currently negotiating the terms of a definitive agreement, neither party will have any binding obligation with respect thereto until such definitive agreement is executed and delivered. No assurance can be given that the Company and CCC will in fact execute a definitive agreement with respect to the Pending ALS-East Modification. The Pending ALS-East Modification would be contingent upon the consummation of the Offering and a portion of the net proceeds available to the Company from the Offering would be used to fund the Company's purchase obligations with respect thereto. The Company does not believe that the acquisition of the 40% equity interest held by CCC in the three ALS-East residences pursuant to the ALS-East Modification will be material to the Company's results of operations or financial condition. See "Use of Proceeds."


     Joint Venture with Days Development Company. The Company has established a joint venture (the "ALS-Carolina J.V.") with Days Development Company, L.C., a Roanoke, Virginia based commercial real estate development and construction company ("Days"), to develop, own and operate assisted living residences in targeted market areas throughout North and South Carolina (the "ALS-Carolina Territory").

     Pursuant to the ALS-Carolina J.V., Days and the Company have agreed to capitalize and form separate project entities during a five year development term which commenced in November 1995 to develop, construct, open and operate residences in the ALS-Carolina Territory, with the Company and Days owning and funding a 51% and 49% equity interest, respectively, in such project entities. During the development term, the Company and Days will develop residences exclusively with each other within the ALS-Carolina Territory, and have agreed not to independently engage in other competitive activities in such markets, subject to certain limited exceptions. Days is providing development and construction management services to the ALS-Carolina J.V. and the Company will manage the ALS-Carolina residences, all pursuant to agreed upon arrangements. The Company and Days are currently constructing a Wynwood residence in Chapel Hill, North Carolina and a Clare Bridge residence in Cary, North Carolina and developing three Clare Bridge residences and two Wynwood residences in the ALS-Carolina Territory.

     Days and the Company will share decision making with respect to the development of ALS-Carolina residences. Decision making with respect to the operation of ALS-Carolina residences is generally determined by majority vote, and, consequently, the Company may make such decisions without Days' consent by virtue of its majority equity interest. However, certain major business decisions require joint approval of the Company and Days, such as any merger, dissolution or reorganization of any project entity owning an ALS-Carolina residence, any sale of an equity interest in any such project entity to persons other than to the Company and Days, any distributions to the Company and Days other than as contemplated and the election and appointment of officers of such project entities. The Company has agreed to be solely responsible for any guarantees required to secure permanent loan financing on an ALS-Carolina residence after such residence first achieves 75% occupancy.

     With respect to each ALS-Carolina residence, upon the second anniversary of the opening of the residence, Days shall have the right to require the Company to purchase (put option), and the Company shall have the option to acquire (call option), Days's ownership interest in such residence. The purchase price payable upon exercise of the put or call option is based on the appraised fair market value of the residence at the time such option is exercised and is payable in cash and/or shares of Common Stock.

     The Company and Days are currently engaged in discussions regarding the purchase by the Company of the equity interest held by Days in the Chapel Hill, North Carolina residence as well as the restructuring of the ongoing joint venture relationship in a manner similar to the Pending ALS-East Modification. These discussions, however, are preliminary, no agreement in principle has yet been reached and neither party has any binding obligation with respect thereto. No assurance can be given that the Company will arrive at a satisfactory understanding with Days with respect to the purchase of its interest in the Chapel Hill residence or with respect to modifying the terms of the ALS-Carolina J.V.

     Proposed Joint Venture with Pioneer Development Company. The Company has entered into a non-binding Memorandum of Understanding (the "Memorandum") with Pioneer Development Company, a Syracuse, New York based commercial real estate development and construction company ("Pioneer"), which contemplates that the Company and Pioneer will enter into a joint venture relationship to develop, own and operate assisted living residences in targeted market areas throughout New York, Massachusetts, Connecticut and Rhode Island (the "ALS-Northeast Territory"). Although the Company and Pioneer are seeking to finalize the terms of definitive agreements with respect to the joint venture contemplated by the Memorandum (referred to herein as the "ALS-Northeast J.V."), no assurances can be given that the Company and Pioneer will successfully complete these negotiations and enter into definitive joint venture agreements.

     The Memorandum contemplates that Pioneer and the Company will capitalize and form separate project entities during a five-year development term to develop, construct, open and operate residences in the ALS-Northeast Territory, with the Company and Pioneer owning and funding a 51% and 49% equity interest, respectively, in such project entities. During such development term, the Company and Pioneer will develop residences exclusively with each other within the ALS-Northeast Territory in the manner contemplated by the Memorandum, and will agree not to independently engage in other competitive activities in such markets, subject to certain limited exceptions. Pioneer will provide development and construction management services to the ALS-Northeast J.V. and ALS will manage the ALS-Northeast residences, all pursuant to agreed upon arrangements.

     With respect to each ALS-Northeast residence, upon the first to occur of
(i) such residence achieving a 75% occupancy or (ii) the second anniversary of the opening of such residence, Pioneer shall have the right to require the Company to purchase Pioneer's interest in the residence (put option) and the Company shall have an option to acquire (call option) Pioneer's interest in such ALS-Northeast residence. The purchase price payable upon exercise of the put and call options shall be based on the appraised fair market value of the residence and shall be payable in cash and/or shares of Common Stock. In addition, the Company has agreed to be solely responsible for any guarantees required to secure financing on an ALS-Northeast residence commencing at the time such residence first achieves 75% occupancy. Pioneer and the Company will share decision making with respect to the development and operation of each ALS-Northeast residence until such time as the put option for such residence shall first become exercisable, at which time the Company, by virtue of its majority equity interest, will have the right to make most major decisions without Pioneer's consent.


     In contemplation of the ALS-Northeast J.V. described in the Memorandum, in May 1996 the Company issued to Assisted Living Equity Investors, an affiliate of Pioneer, 322,706 shares of Common Stock at a price per share of $4.65 (the "Pioneer Shares"). The Pioneer Shares may be rescinded by the Company, at its election, if definitive agreements for ALS-Northeast are not executed by the parties on or before August 6, 1996, at a rescission price equal to the purchase price for the Pioneer Shares. The Company also has the right to rescind certain of the Pioneer Shares at the price paid by Pioneer for such shares if approved building sites for less than four new ALS-Northeast residences have been acquired or applicable permits have not been obtained for the construction of ALS-Northeast residences in 1996. The Pioneer Shares are, accordingly, nontransferable so long as these rescission options are in effect.


     Fee Development Relationship with The Damone Group. In connection with the Michigan Restructuring, the Company and The Damone Group, Inc. ("Damone"), a Troy, Michigan based commercial real estate development and construction firm that developed and constructed the Company's Michigan residences and certain of the Company's Florida residences, have agreed to an exclusive fee development and construction arrangement with respect to future residences to be developed and constructed by the Company in Michigan and Florida during the 36 month period commencing in May 1996. Pursuant to this arrangement, Damone will provide development and construction management services to the Company pursuant to agreed upon terms; provided, however, the Company has the right to retain other developers to provide construction services if Damone's guaranteed maximum price bid for construction of a new residence exceeds 105% of the guaranteed maximum price bid of such other developer.

     The Company has also granted to Damone a right to invest in the next two Wynwood or Clare Bridge residences developed and constructed by the Company in Michigan. Under this investment right, Damone is entitled to acquire an interest in the limited partnerships to be formed to own such residences, which limited partnership interest may represent up to a 49% equity interest in each of such residences, subject, however, to the prior right of Margolick Financial Group Limited Partnership described below. If Damone elects to invest in any such residence, the Company will have the right to acquire the Damone interest (call option) in such residence, and Damone shall have the right to require the Company to acquire Damone's interest (put option) in such residence to the Company, commencing six months following the opening of such residence. The purchase price payable by the Company under such put and call options is a formula price based on the fair market value of the residence, except that during the first ten months that the call option is exercisable, the appraised value upon exercise of the call option shall be based on the residence's projected stabilized occupancy.

     The Company granted a similar right to invest in the next three Wynwood or Clare Bridge residences to be developed and constructed by the Company in Michigan to Margolick Financial Group Limited Partnership of Farmington Hills, Michigan ("MFG"), which served as placement agent for the private placement of limited partnership interests in the ALS-Midwest Partnerships. Specifically, MFG has the right to provide 49% of the equity capital for the next five Wynwood or Clare Bridge residences constructed by the Company in Michigan prior to December 1998. If MFG or its designees elect to make any such investment, the limited partnership interest acquired by MFG or its designees will be subject to put and call options substantially identical to those described above with respect to the investment right granted to Damone. The Company has also agreed to pay MFG a fee for all WovenHearts residences developed and constructed by the Company in Michigan prior to December 1998 equal to one percent (1%) of the capital project cost of the next fifteen (15) such residences and one-half of one percent
( 1/2%) of the capital project cost of any such residences in excess of fifteen. The Company estimates that it will construct in excess of 15 WovenHearts residences in Michigan during this time period, which would result in amounts in excess of $150,000 being payable to MFG.

     Fee Development Relationship with Western Communities Corporation. The Company has entered into a Pre-Construction Coordination Agreement (the "WCC Agreement") with Western Communities Corporation, a Tempe, Arizona-based construction and development firm ("WCC"), pursuant to which WCC is responsible for (i) locating suitable sites in communities in Arizona designated by the Company ("Project Areas") for development of the Company's assisted living and dementia care residences; (ii) assisting the Company in its site selection process; and (iii) obtaining all required governmental approvals within specified time periods. WCC is entitled to a project development fee of $50,000 per project site and to reimbursement of 110% of costs and expenses. If WCC does not obtain the required approvals within the specified time, it must refund the development fee (but not costs and expenses) for that project site to the Company; however, the obligation to refund such fee is limited to the first four Project Areas designated by the Company in each of 1996 and 1997. Upon acquisition of a project site, the parties intend to enter into a mutually satisfactory construction management agreement pursuant to which WCC will manage the construction of the facility. The WCC Agreement provides that, during the term of the WCC Agreement, the Company and WCC will not enter into a similar agreement with any other person in Arizona and that WCC will not locate or develop sites for assisted living or dementia care residences in Arizona without first offering such sites to the Company.

     A Clare Bridge residence in Tempe, Arizona is designated as the first development project under the WCC Agreement. WCC has this site under contract and the Company is obligated to reimburse WCC for certain costs incurred, including substitution of earnest money. The Company is also obligated to designate at least three additional Project Areas during the term of the WCC Agreement, which is two years unless terminated earlier pursuant to the terms thereof.

INDUSTRY BACKGROUND

     The long-term care industry encompasses a continuum of housing and personal and health care options that are provided primarily to the elderly population. Assisted living residences offer a viable alternative to nursing homes for elderly individuals requiring less intensive medical services, especially individuals who may require assistance due to physical or cognitive impairments. As an elderly person's need for assistance increases, care in an assisted living residence, where assistance with personal care, support services and health care services are available, is often preferable to, and less costly than, home-based or traditional nursing home care. Generally, assisted living residents have higher acuity levels than those of residents of congregate and retirement living centers but lower than those of residents in skilled nursing facilities.

     The Company believes there will continue to be significant growth opportunities in the long-term care market for providing health care and other services to the elderly, especially the market for assisted living residences. Factors contributing to this growth potential include the following:

          Demographic and Social Trends. The target market for the Company's services are persons generally 75 years and older, one of the fastest growing segments of the U.S. population. According to a 1993 industry report published by ALFAA and Coopers & Lybrand, the average age of male and female residents of assisted living residences is 83 and 85 years of age, respectively. According to the U.S. Census Bureau, the portion of the U.S. population age 75 and older is expected to increase by 33.5%, from approximately 13.0 million in 1990 to over 17.4 million, by the year 2000 and the number of persons age 85 and older, as a segment of the U.S. population, is expected to increase 43%, from approximately 3.0 million to over 4.3 million, by the year 2000.

          The number of persons afflicted with Alzheimer's disease is also expected to grow in the coming years. According to data published by the Alzheimer's Association, this group will grow from the current 4 million to 14 million, or 250%, by the year 2040. As Alzheimer's disease and other dementias are more likely to occur as a person ages, the increasing life expectancy of Americans is expected to result in a greater number of persons afflicted with Alzheimer's disease and other dementias in future years.

          In addition, as the number of two-income households has increased over the last decade and as the geographical separation of elderly family members from their adult children increases with the geographic mobility of the U.S. population, many families that traditionally would have provided the type of care and services offered by the Company to elderly family members will increasingly not be in a position to do so. The Company believes that these demographic and social trends will result in increased demand for assisted living services, including dementia care residences, and have resulted in a substantial increase in the supply of assisted living beds since 1980 to satisfy a portion of this demand.

          Cost Containment Pressures. In response to rapidly rising health care costs, government and private-pay sources have adopted cost-containment measures that have encouraged reduced hospital lengths of stays. The federal government has acted to curtail increases in health care costs under Medicare by limiting acute care hospital reimbursement for specific services to pre-establish fixed amounts. Private insurers have begun to limit reimbursement for medical services in general to predetermined "reasonable charges," while managed care organizations, such as health maintenance organizations, are attempting to limit hospitalization costs by negotiating discounted rates for hospital services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring elderly who may be too sick or frail to maintain complete independence, to skilled nursing facilities where the cost of providing care is lower than in a hospital. As a result, an increased number of discharged hospital patients are seeking skilled nursing facility care. At the same time, skilled nursing facility operators continue to focus on improving occupancy and expanding services to subacute patients requiring higher levels of skilled nursing care. Given these cost containment pressures, the Company believes that the less institutional, less costly assisted living residences will be well positioned to serve an increasing segment of the long-term care market.

          Limited Supply of Long-Term Care Beds. Most of the states in which the Company currently operates have enacted certificate of need ("CON") or similar legislation which restricts the supply of licensed nursing facility beds. These laws generally limit the construction of nursing facilities, and the addition of beds or services to existing nursing facilities, and hence tend to limit the available supply of traditional nursing home beds. In addition, some long-term care facilities have started to convert traditional nursing home beds into sub-acute beds. The Company also believes that high construction costs and limits on government reimbursement for the full cost of construction and start-up expenses also will constrain the growth and supply of traditional nursing home facilities and beds. The Company expects that this tightening supply of nursing beds will tend to shift to assisted living care residences certain elderly who previously would have resided in a traditional nursing home facility and has resulted in a substantial increase in the supply of assisted living beds since 1980 to satisfy a portion of the demand for assisted living services.

          Quality of Life Advantages of Assisted Living. The Company believes that, as potential residents and their family members become increasingly more aware of the assisted living alternative, they will be attracted to the more residential setting of assisted living residences, which promote residents' privacy, individual choice and independence and encourage the involvement of the resident's family, neighbors and friends. The Company believes that assisted living care, which is based on a residential model for the care of the frail elderly and others, offers quality of life advantages over the institutional, medically oriented nursing home model.

     These trends may result in increased competition within the assisted living industry and may contribute to the establishment of competitive alternatives for elderly care. See "-- Competition."

GOVERNMENT REGULATION

     Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new and, accordingly, the manner and extent to which it is regulated at the Federal and state levels is evolving. See "Risk Factors -- Government Regulation."

     The Company's assisted living residences are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although regulatory requirements vary from state to state, these requirements generally address, among other things: personnel education, training and records; staffing levels; facility services, including administration and assistance with self-administration of medication, and limited nursing services; physical residence specifications; furnishing of residence units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. New Jersey also requires each assisted living residence to obtain a CON prior to its opening. The Company's residences are also subject to various state or local building codes and other ordinances, including safety codes. Management anticipates that the states which are establishing regulatory frameworks for assisted living residences will require licensing of assisted living residences and will establish varying requirements with respect to such licensing.

     The Company has obtained all required licenses for each of its residences and expects that it will obtain all required licenses for each new residence. Each of the Company's licenses must be renewed annually. The Company has also obtained a CON for each residence under construction or development in New Jersey.

     Like other health care facilities, assisted living residences are subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, the Company receives deficiency reports. The Company reviews such reports and seeks to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed facility where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by the Company to comply with applicable requirements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its residences are in substantial compliance with all applicable regulatory requirements. No actions are currently pending against any of the Company's residences nor have any of the Company's residences been cited in the past for any significant non-compliance with regulatory requirements.

     Pursuant to recently adopted Wisconsin legislation creating a new category of residential care facilities for the elderly for state funding purposes, effective as of July 1, 1996 only those assisted living facilities which are comprised of independent apartments having an individual lockable entrance, a full kitchen, an individual full bath and separate sleeping and living areas, among other requirements, may be designated as an "assisted living facility" in the State of Wisconsin. The Company's residences located in Wisconsin as well as, the Company believes, numerous other assisted living residences operating within the state, would not meet the definitional requirements of this statute. As administrative guidelines for this legislation have not yet been finalized, its scope and application are still uncertain. Pending the finalization of administrative guidelines and further classification by the applicable state agencies, the Company, as well as other assisted living operators in Wisconsin, are reviewing their administrative, legislative and judicial options in responding to this legislation. The Company believes that many operators will not discontinue their use of the generic trade description

"assisted living facility" in doing business in the State of Wisconsin until such time as the scope and enforceability of the legislation as well as the consequences of noncompliance are clarified. If the Company is ultimately compelled to discontinue any reference to the generic term "assisted living" in its sales and marketing materials for its Wisconsin residences, such compliance could have a material adverse effect on the Company's business, results of operation or financial condition.

     Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. Although the Company receives only a small portion of its total revenues from certain Medicaid waiver programs and is otherwise not a Medicare or Medicaid provider or supplier, it is subject to these laws because (i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue and (ii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's assisted living residences maintain contracts with certain health care providers and practitioners, including pharmacies, visiting nurse organizations and hospices, through which the health care providers made their health care items or services (some of which may be covered by Medicare or Medicaid) available to the Company's residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

     Management is not aware of any non-compliance by the Company with applicable regulatory requirements that would have a material adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The long-term care industry is highly competitive and, given the relatively low barriers to entry and continuing health care cost containment pressures, the Company expects that the assisted living segment of such industry will become increasingly competitive in the future. The Company competes with other providers of elderly residential care on the basis of the breadth and quality of its services, the quality of its residences and, with respect to private pay patients or residents, price. The Company also competes with other providers of long-term care in the acquisition and development of additional residences. The Company's current and potential competitors include national, regional and local operators of long-term care residences, acute care hospitals and rehabilitation hospitals, extended care centers, assisted/independent living centers, retirement communities, home health agencies and similar institutions, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company and which are generally exempt from income tax. While the Company's competitive position varies from market to market, the Company believes that it competes favorably in substantially all of the markets in which it operates based on key competitive factors such as the breadth and quality of services offered, residence quality, recruitment and retention of qualified health care personnel and reputation among local referral sources. See "Risk Factors -- Competition."

     The Company also competes with other providers of long-term care with respect to attracting and retaining qualified and skilled personnel. In recent years the health care industry has experienced a shortage of qualified health care professionals. While the Company has been able to retain the services of an adequate number of professionals to staff its residences appropriately and maintain its standards of quality care, there can be no assurance that continued shortages will not affect the ability of the Company to maintain the desired staffing levels. See "Risk Factors -- Residence Management, Staffing and Labor Costs."

INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. Compared to more institutional long-term care facilities, assisted living residences (especially its dementia care residences) of the type operated by the Company offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, its historical experience and industry standards. See "Risk Factors -- Liability and Insurance."

TRADEMARKS

     Crossings and WovenHearts are registered service marks of the Company and the Company claims service mark protection in the marks Wynwood, Hamilton House(SM) and Clare Bridge.

EMPLOYEES

     At March 31, 1996, the Company employed 808 full-time employees and 690 part-time employees. The Company believes it maintains good relationships with its employees. None of the Company's employees are represented by a collective bargaining group.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings other than ordinary routine proceedings incidental to its business. The Company does not expect these legal proceedings, either individually or in the aggregate, to have a material adverse effect on the Company's business, results of operations or liquidity.

                            HISTORY AND ORGANIZATION

THE COMPANY AND ITS PREDECESSORS


     The Company was organized in December 1993, and was initially capitalized by Evergreen and CLC. Evergreen, then a NYSE-listed operator of long-term care facilities, merged with GranCare in July 1995. At the time of the Company's organization, CLC was owned 25% by William F. Lasky, the Company's President and Chief Executive Officer, and 75% by two other shareholders. Pursuant to the terms of an acquisition agreement between Evergreen, CLC and Alternative Living Services, a Wisconsin general partnership owned 50% by Mr. Lasky and 50% by two other individuals (the "ALS Partnership"), the Company was initially capitalized with (i) $2.7 million contributed by Evergreen, of which $330,000 was in cash, $170,000 was in satisfaction of a short-term advance and $2.2 million was in Common Stock subscribed in exchange for a 51% interest in the Company and (ii) certain assets and contractual rights owned by CLC were contributed in exchange for the remaining 49% interest in the Company issued to CLC. Immediately prior to the consummation of the transaction (i) Assisted Care, Inc. ("Assisted Care"), a corporation formed by the shareholders of CLC in 1989 to develop assisted living facilities outside of the State of Wisconsin, was merged with and into CLC and (ii) the ALS Partnership conveyed certain of its assets relating to its assisted living business to CLC. Assisted Care and the ALS Partnership were under common control through Mr. Lasky and one other shareholder.


     The Company's executive offices are located at 450 North Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53003, and its telephone number is (414) 789-9565.

1995 RECAPITALIZATION

     In May 1995, the Company consummated a recapitalization transaction (the "1995 Recapitalization") pursuant to which it sold 4,302,994 shares of Common Stock to Alternative Living Investors, L.L.C. ("ALI"), a newly formed limited liability investment company, for a total of $20 million and a portion of the $19.0 million net proceeds from such sale were used (i) to repurchase shares of the Company held by a former stockholder of CLC and (ii) to repay certain loans and advances made to the Company by this former stockholder and Evergreen. See "Certain Relationships and Related Transactions." ALI was formed as an investment vehicle for several investors, the majority of whom was unaffiliated with the Company, who participated in the 1995 Recapitalization, and ALI will be liquidated following the Offering. Certain affiliates of the Company serve as managers of, and hold member interests in, ALI. See "Principal and Selling Stockholders."

ACQUISITION OF HEARTLAND RETIREMENT SERVICES, INC.


     Effective on January 1, 1996, the Company acquired all of the outstanding capital stock of Heartland in consideration of the payment to Heartland's shareholders of $5.5 million and the issuance of 261,424 shares of Common Stock, 207,899 of which are redeemable, or an aggregate consideration of $7.2 million (for accounting purposes). In connection with the Heartland acquisition, the Company borrowed approximately $8.7 million pursuant to the Heartland Bridge Financing. See "Use of Proceeds," "Management's Discussion and
Analysis -- Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."


CROSSINGS MERGER

     On May 24, 1996, the Company and Crossings consummated the Crossings Merger pursuant to which the businesses and operations of ALS and Crossings were combined. Pursuant to the Crossings Merger, on May 24, 1996 Crossings was merged with and into ALS and all of the shares of Crossings capital stock outstanding prior to the Crossings Merger were converted into an aggregate of 2,007,049 shares of ALS Common Stock or an aggregate consideration of $9.3 million (for accounting purposes). Following the Crossings Merger, the ALS-Midwest Restructuring and the Recent Equity Transactions, there are 9,523,349 shares of Common Stock outstanding, of which approximately 21% are held by the former stockholders of Crossings.

     Upon consummation of the Crossings Merger, Crossings' three senior executive officers were elected directors or executive officers of ALS. Specifically, Richard W. Boehlke, formerly Crossings' President and Chief Executive Officer, was elected to the Company's Board of Directors as its Vice Chairman. D. Lee Field, formerly Crossings' Executive Vice President and Chief Operating Officer, became a Senior Vice President of ALS, and David M. Boitano, formerly Vice President and Chief Financial Officer of Crossings became a Vice President of ALS. As a condition to the Crossings Merger, the Company entered into employment or services agreements with each of Messrs. Boehlke, Field and Boitano. Pursuant to the services agreement with Mr. Boehlke, the Company has agreed to nominate Mr. Boehlke to serve as a member of the Board of Directors of the Company during the three year term of the services agreement. See "Management -- Executive Compensation -- Employment and Services Agreements."

     Organization and Recent Restructuring of Crossings. Crossings was organized in December 1995 in connection with a restructuring of the assisted living business of Crossings International Corporation ("Old Crossings"), which was organized in 1984. The Crossings restructuring, which was effected in December 1995 and January 1996, involved (i) the roll-up into Old Crossings of partnerships formerly controlled by Old Crossings and its affiliates, each of which owned one residence operated by Old Crossings (collectively, "Crossings Partnership Roll-Up"), (ii) the sale of twelve residences by Old Crossings to a REIT and the simultaneous leaseback of such residences by Crossings and the refinancing of an additional residence owned by an affiliated partnership of Old Crossings and operated by Old Crossings (collectively, the "Crossings REIT Transactions"), (iii) the issuance of Series A preferred stock of Old Crossings to CCI, as agent for certain of its clients, in exchange for satisfaction of indebtedness of Old Crossings, (iv) the exchange by the Old Crossings shareholders of the common and Series A preferred stock of Old Crossings for equal numbers of shares of common and Series A preferred stock of Crossings, (v) the issuance of Crossings Series B preferred stock to CCI in exchange for cash and (vi) the conveyance by Old Crossings to CCI of an owned residence and the simultaneous lease of such residence by CCI to Old Crossings pursuant to a lease expiring upon the first to occur of three years or the achievement of certain minimum occupancy thresholds. Upon completion of the restructuring transactions, Old Crossings became a wholly-owned subsidiary of Crossings, Crossings became the lessee and operator of thirteen of the facilities formerly operated by Old Crossings, and

CCI became the holder of Crossings' Series A and Series B preferred stock. Prior to the Crossings Merger, CCI, as the holder of the Crossings Series A and Series B preferred stock, exchanged all of its shares of Crossings preferred stock for shares of Crossings common stock at an exchange ratio determined by CCI and Crossings.

     Crossings Partnership Roll-up Transactions. On December 20, 1995, the partners (including Messrs. Boehlke, Boitano and Field) of three partnerships that owned Crossings' Courtyard, Atrium and Ridgepoint residences, all of which were partially-owned by Old Crossings, conveyed their partnership interests to Old Crossings and, as a result, Old Crossings held all of the partnership interests of such partnerships. As a result of these transactions, Old Crossings assumed the contingent liabilities for the respective partnerships' indebtedness of each former partner, and made aggregate cash payments of $1.2 million, $125,000 and $125,000 to Messrs. Boehlke, Field and Boitano, respectively. CCI conveyed to Old Crossings an 80% partnership interest in the partnership that owned Crossings' McMinnville, Oregon residence, in return for the assumption by Old Crossings of CCI's contingent liability for the partnership's indebtedness and 48,800 shares of Old Crossings Series A preferred stock.

     Crossings REIT Transactions. Old Crossings sold twelve of its assisted living and senior living residences to Nationwide Health Properties, Inc. ("NHP") for aggregate cash consideration of $45,319,273, and assumption of $9,303,727 of indebtedness to the Oregon Housing Authority related to the Albany, Forest Grove and McMinnville, Oregon residences. Old Crossings paid certain costs and expenses from the cash proceeds from NHP in connection with the sale of its residences. The residences were sold free and clear of all liens and material encumbrances, except those securing the assumed indebtedness. Crossings has entered into individual operating leases with NHP with respect to each of the residences sold to NHP by Old Crossings. These operating leases typically include initial terms of 17 to 19 years and three renewal terms of 10 years each. The annual rental payments provide for an aggregate minimum rentals of $5,438,000. Additional rental amounts, if any, are based on increases in revenues of the leased residences. In addition, NHP made a mortgage loan in the amount of $6,557,000 to 2010 Union Limited Partnership, a Washington limited partnership ("2010 Union L.P."), to refinance the secured indebtedness of 2010 Union L.P. This mortgage loan bears interest at a rate of 9.95% per annum and is due and payable on December 15, 2005 and is otherwise on terms substantially similar to those of the NHP operating leases. Mr. Boehlke holds a 99% general partnership interest in 2010 Union L.P. and Old Crossings holds the remaining 1% limited partnership interest. The proceeds of the NHP loan exceeded the existing secured indebtedness of 2010 Union L.P., and Mr. Boehlke received a distribution from 2010 Union L.P. of $250,000 from such proceeds. Crossings has entered into an operating lease (with terms substantially similar to those of the NHP operating leases) with 2010 Union L.P. to operate its Union Park at Allenmore residence, and that lease has been assigned to NHP as security for its loan to 2010 Union L.P.

ACQUISITION OF REMAINING EQUITY INTERESTS IN ALS-MIDWEST

     On May 24, 1996, pursuant to the ALS-Midwest Restructuring, the Company acquired the remaining equity interests not owned by the Company in the five residences operated by the Company in Michigan. The ALS-Midwest residences are each owned by a separate Michigan limited partnership, the general partner of which is Alternative Living Services -- Midwest Inc. ("ALS-Midwest Inc."). Prior to the ALS-Midwest Restructuring, (i) ALS and Damone each owned 50% of the common stock of ALS-Midwest, and (ii) the limited partnership interests in the ALS-Midwest limited partnerships were held by ALS and a small number of unaffiliated investors (the "ALS-Midwest Investors"). See "Business--Joint Ventures and Strategic Alliances."


     The Company acquired the limited partnership interests in ALS-Midwest held by the ALS-Midwest Investors for aggregate consideration of 115,024 shares of redeemable Common Stock and promissory notes in the aggregate principal amount of $2.9 million or an aggregate consideration of $6.2 million (for accounting purposes). These promissory notes are due and payable on January 31, 1997 and bear interest at the rate of 8% per annum. The Company acquired 100% of the outstanding stock of ALS-Midwest Inc. pursuant to a merger transaction whereby the shareholders of ALS-Midwest other than ALS received, in exchange for their shares of ALS-Midwest Inc., $300,000 in cash and 57,512 shares of redeemable Common Stock or an aggregate consideration of $2.9 million (for accounting purposes). Contemporaneously with the merger transaction, the Company refunded advances made to the ALS-Midwest Partnerships by affiliates of Damone by a cash payment of $700,000 and delivery of a promissory note in the amount of $1.4 million. This promissory note bears interest at the rate of 9% and is due and payable in September 1996. Pursuant to the ALS-Midwest Restructuring, ALS and Damone established a fee development relationship relating to the development and construction of future ALS residences in Michigan and Florida. See "Use of Proceeds" and "Business -- Joint Ventures and Strategic Alliances -- Fee Development Relationship with The Damone Group."

RECENT EQUITY TRANSACTIONS

     On May 24, 1996, the Company raised $2.0 million of equity capital through the private placement of 430,281 shares of Common Stock. See
"Management -- Employment and Services Agreements -- Services Agreement with Petty, Kneen & Company" and "Business -- Joint Ventures and Strategic
Alliances -- Proposed Joint Venture with Pioneer Development Company."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information concerning the executive officers and directors of the Company.

                   NAME                      AGE                    POSITION
- -------------------------------------------  ---   -------------------------------------------
William G. Petty, Jr.......................  50    Chairman of the Board
William F. Lasky...........................  41    President, Chief Executive Officer and
                                                   Director
Richard W. Boehlke.........................  48    Vice Chairman of the Board
John W. Kneen..............................  43    Vice President, Chief Financial Officer,
                                                   Treasurer and Secretary
D. Lee Field...............................  36    Senior Vice President
G. Faye Godwin.............................  54    Senior Vice President
Douglas A. Hennig..........................  38    Senior Vice President
Thomas E. Komula...........................  41    Senior Vice President
Mary Lou Austin............................  40    Vice President and Controller
David M. Boitano...........................  35    Vice President
David J. Hoff..............................  30    Vice President, Construction and
                                                   Development
Pamela Edwards Klein.......................  41    Vice President, Corporate Development
Gene E. Burleson...........................  54    Director
Robert Haveman.............................  48    Director
Ronald G. Kenny............................  40    Director
Jerry L. Tubergen..........................  42    Director

     William G. Petty, Jr. has served as Chairman of the Board since December 1993 and served as Chief Executive Officer of the Company from December 1993 to April 1996. Mr. Petty has served as the Vice Chairman of GranCare since July 1995. Mr. Petty also served as the Chairman of the Board, Chief Executive Officer and President of Evergreen from June 1993 to July 1995 and as Chairman of the Board, Chief Executive Officer and President of National Heritage, Inc., predecessor to Evergreen, from October 1992 to June 1993. Mr. Petty has been a Managing Director of Omega Capital, Ltd., a private health care investment fund ("Omega Capital"), since 1986. Mr. Petty also served as a member of the Board of Directors of Forum Group, Inc. ("Forum") and as one of three members of Forum's Executive Committee from June 1993 to November 1994.

     William F. Lasky has served as Chief Executive Officer of the Company since April 1996 and as President of the Company since December 1993. He served as the Managing Partner of the ALS Partnership from 1981 to December 1993 and as the President of CLC from 1989 to December 1993. The ALS Partnership and CLC developed and operated assisted living residences, six of which are currently managed by the Company. Mr. Lasky served as a regional director of Unicare Health Residences, a national operator of nursing homes, from 1981 to 1985. Mr. Lasky is a member of the Board of Directors and the Chairman of ALFAA and is a licensed nursing home administrator.

     Richard W. Boehlke has served as the Vice Chairman of the Board of the Company since May 1996. Mr. Boehlke served as President and Chief Executive Officer of Crossings, which he founded in 1984, until Crossings merged with the Company in May 1996. From 1980 to 1984, Mr. Boehlke was employed by National Medical Enterprises, Inc. as Vice President -- Development responsible for all new development within its long-term care group of companies.

     John W. Kneen has served as the Chief Financial Officer and Treasurer of the Company since April 1996 and as Vice President and Secretary of the Company since December 1993. He served as Vice President of Corporate Development and Assistant Secretary of Evergreen from December 1993 to July 1995, and as Vice President and Chief Financial Officer of Evergreen Housing Partners, Inc. from 1991 to 1993. Mr. Kneen served as President of Premier Lifestyles, Inc., a senior housing management company, from 1989 to 1991. Mr. Kneen is a Certified Public Accountant.

     D. Lee Field has served as Senior Vice President of the Company since May 1996. Prior to joining the Company, he was employed from 1984 by Crossings, where he held a succession of executive positions including Executive Vice President and Chief Operating Officer from 1993 until the Crossings Merger, and Vice President of Operations from 1989 to 1993. Mr. Field is a member of the Board of Directors for the American Senior Housing Association and a member of the Task Force for Assisted Living of the American Health Care Association.

     G. Faye Godwin has served as Senior Vice President of the Company since April 1996. From May 1995 to April 1996, Ms. Godwin served as the Vice President of Operations of the Company. Previously, Ms. Godwin served as the Chief Operating Officer of Standish Care, Inc., a publicly-held assisted living company, from February 1994 to May 1995. From April 1989 to January 1994, Ms. Godwin was Senior Vice President of Operations at Sunrise Assisted Living, an assisted living company.

     Douglas A. Hennig has served as Senior Vice President of the Company since January 1996. From January 1993 to January 1996, Mr. Hennig served as the President of Heartland. From 1991 to 1993, he was President of Hennig & Associates, a consulting firm in Madison, Wisconsin involved in retirement housing consulting and the development and management of assisted living residences. From 1986 to 1991, he was Vice President of the Meridian Group in Madison, Wisconsin, a market research company, with responsibility for market research, marketing, operations management and development consulting for retirement housing and assisted living.

     Thomas E. Komula has served as a Senior Vice President of the Company since July 1996. Prior to joining the Company, he served as the Chief Financial Officer of MedRehab, Inc., a privately-held rehabilitation company, from March 1994 to April 1996. From September 1993 to March 1994, he was a partner at Arthur Andersen & Co., and from September 1991 to September 1993, he was a Senior Manager with Arthur Andersen & Co. Mr. Komula is a Certified Public Accountant. The Company intends to appoint Mr. Komula as its Chief Financial Officer following the completion of the Offering.

     Mary Lou Austin has served as Vice President of the Company since April 1996 and as Controller since September 1995. Prior to joining the Company, she was employed as Controller of the Social Development Commission of Milwaukee from 1993 to 1995. From 1990 to 1993, Ms. Austin was Assistant Controller at Time Insurance Company, a health insurance company. Ms. Austin is a Certified Public Accountant.

     David M. Boitano has served as Vice President of the Company since May 1996. Prior to joining the Company, he was employed from 1994 as Vice President and Chief Financial Officer of Crossings. From 1986 to 1994, Mr. Boitano served as Vice President and Controller of Exvere, Inc., a merger and acquisition consulting firm, and of Franklin Holdings, Ltd., a multi-state holding company. From 1983 to 1985, Mr. Boitano was employed by Ernst & Young. Mr. Boitano is a Certified Public Accountant.

     David J. Hoff has served as Vice President, Construction and Development, since April 1996. From February 1995 to April 1996, Mr. Hoff served as the Director of Construction and Development of the Company. From 1990 to 1995, Mr. Hoff owned and operated a subcontracting firm which provided building inspection, zoning administration and land planning services to the Town of Brookfield, Wisconsin. Prior to 1990, Mr. Hoff was employed as an architect by an architectural firm located in Milwaukee, Wisconsin which specialized in institutional and retirement health care design. Mr. Hoff is a Registered Architect and Certified Building Inspector in the State of Wisconsin.

     Pamela Edwards Klein has served as Vice President of Corporate Development since August 1995. Previously, Ms. Klein served as the Director of Market Development for the Company from December 1993 to August 1995 and for the ALS Partnership from March 1992 to December 1993. Ms. Klein was principal of her own marketing consulting business from January 1991 to March 1992. From December 1987 to August 1989, Ms. Klein was a grants administrator with the Medical College of Wisconsin.

     Gene E. Burleson has served as a director of the Company since July 1995. He became Chairman of the Board of GranCare in January 1994 and has served as Chief Executive Officer of GranCare since December 1990. Previously, Mr. Burleson served as President of American Medical International, Inc., a provider of health care services, where from early 1988 to March 1989 he served as President while continuing his role as

Chief Operating Officer, a position he assumed in 1986. Prior to serving as President of the parent company, Mr. Burleson served for nine years as President and Chief Executive Officer of American Medical International -- European Operations. Mr. Burleson currently serves on the board of directors of Deckers Outdoor Corporation and Integrated Voice Solutions, Inc.

     Robert Haveman has served as a director of the Company since May 1995. He has served as the Secretary/Treasurer of the Prince Corporation, an automotive interior trim manufacturer, since 1987 and served as a director of Evergreen from June 1993 to July 1995.

     Ronald G. Kenny has served as a director of the Company since May 1995. He has served as Vice President-Finance of Huizenga Capital Management, Inc., a privately held investment management company, since 1990. Mr. Kenny has served as a director of GranCare since July 1995. Mr. Kenny also served as a director of Evergreen from June 1993 to July 1995 and as director of National Heritage, Inc. from October 1992 to June 1993.

     Jerry L. Tubergen has served as a director of the Company since May 1995. He has served as President and Chief Operating Officer of RDV Corporation, a private financial management firm, since its formation in 1991. Mr. Tubergen served as Managing Partner of Deloitte & Touche in Grand Rapids, Michigan from 1987 to 1991. Mr. Tubergen also serves as a director of the Orlando Magic, Ltd., a NBA franchise, and Genmar Holdings, Inc., a manufacturer and marketer of motorized pleasure boats.

     There are no family relationships among any of the executive officers or directors of the Company. Each director of the Company other than Mr. Boehlke was elected to the Board of Directors of the Company pursuant to the terms of the Company's Amended and Restated Stockholders' Agreement dated as of January 15, 1996, which agreement will terminate and be of no further force and effect upon the consummation of the Offering. Pursuant to the merger agreement entered into by the Company and Crossings in connection with the Crossings Merger, Mr. Boehlke was elected to the Board of Directors as its Vice Chairman and Messrs. Field and Boitano were elected as executive officers of the Company. Pursuant to a services agreement between Mr. Boehlke and the Company, the Company has agreed to nominate Mr. Boehlke as a director of the Company during the three year term of the services agreement. See "History and Organization -- Crossings Merger" and "Management -- Executive Compensation -- Employment and Services Agreement." No other arrangement or understanding exists between any executive officer or any other person pursuant to which any executive officer was selected as an executive officer of the Company. Subject to the terms of employment agreements, executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected or until their death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee"). The Company does not have a nominating committee.

     The Audit Committee is comprised of Messrs. Burleson, Haveman and Tubergen with Mr. Tubergen serving as Chairman. The Audit Committee convenes when deemed appropriate or necessary by its members. The primary functions of the Audit Committee are to: (i) recommend an accounting firm to be appointed by the Company as its independent auditors; (ii) consult with the Company's independent auditors regarding the audit plan; and (iii) determine that management places no restrictions on the scope or implementation of the independent auditors' examination.

     The Compensation Committee is comprised of Messrs. Boehlke, Kenny, Petty and Tubergen, with Mr. Kenny serving as Chairman. The Compensation Committee:
(i) sets and approves the compensation (including salary, deferred compensation, bonuses, incentive compensation and all other types of compensation or remuneration) of the Company's executive officers; and (ii) administers the Company's 1995 Plan.

EXECUTIVE COMPENSATION

     Compensation of Directors. Directors of the Company who are not parties to services agreements with the Company and are not employees of the Company are entitled to an annual retainer of $12,000, payable in quarterly installments. In lieu of their retainer for the twelve month period commencing June 1, 1995, each of Messrs. Burleson, Haveman, Kenny and Tubergen were granted a non-qualified stock option pursuant to the 1995 Plan to purchase up to 7,745 shares of the Common Stock at an exercise price of $4.65 per share, such options becoming exercisable on June 1, 1996 and expiring on June 1, 2005. In lieu of their annual retainer for the 36 month period commencing June 1, 1996, each of Messrs. Burleson, Haveman, Kenny and Tubergen were granted a non-qualified stock option pursuant to the 1995 Plan to purchase up to 12,422 shares of the Common Stock at an exercise price of $8.69 per share, such options vesting one-third on June 1, 1997, one-third on June 1, 1998 and one-third on June 1, 1999, and expiring on May 8, 2006. Directors are also entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in attending meetings of the Board of Directors. See also "-- Employment and Services Agreement."

     Summary of Compensation of Executive Officers. The following table sets forth information as to all compensation paid or accrued during the last fiscal year to the Company's chief executive officer and to each other executive officer of the Company whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                         COMPENSATION
                                                                                         -------------
                                                                                            AWARDS
                                                                                         -------------
                                                           ANNUAL COMPENSATION            SECURITIES
                                                    ----------------------------------    UNDERLYING
                                                                         OTHER ANNUAL      OPTIONS/
        NAME AND PRINCIPAL POSITION          YEAR    SALARY     BONUS    COMPENSATION        SARS
- -------------------------------------------  ----   --------   -------   -------------   -------------
William G. Petty, Jr.......................  1995   $     --        --      $48,650          90,628
Chairman of the Board and
  Chief Executive Officer(1)
William F. Lasky...........................  1995   $166,600   $30,000           --         128,691
President and Director(2)

- ---------------

(1) Mr. Petty is not an employee and was not an employee of the Company during 1995. Mr. Petty served as the Company's Chief Executive Officer until May 1996. The Company paid Mr. Petty fees aggregating $48,650 for his services during the year ended December 31, 1995.
(2) Mr. Lasky became the Company's Chief Executive Officer in May 1996.

     Stock Options Granted During Fiscal Year Ended December 31, 1995. The following table sets forth information regarding the grant of stock options to each of the Named Executive Officers. Neither of the Named Executive Officers received SARs.

                              STOCK OPTION GRANTS

                                             INDIVIDUAL GRANTS(1)                    POTENTIAL REALIZABLE
                            ------------------------------------------------------     VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                               ANNUAL RATES OF STOCK
                             SECURITIES    OPTIONS/SARS                                APPRECIATION FOR
                             UNDERLYING     GRANTED TO    EXERCISE OR                     OPTION TERM
                            OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------
           NAME              GRANTED(#)    FISCAL 1995     ($/SHARE)       DATE         5%          10%
- --------------------------  ------------   ------------   -----------   ----------   --------     --------
William G. Petty,
  Jr.(1)..................      90,628(1)      26.2%         $4.65       6/27/2005   $264,922     $671,364
William F. Lasky..........     128,691         37.2%         $4.65       6/27/2005   $376,189     $953,337

- ---------------

(1) These options were granted subsequent to December 31, 1995 but were committed to be granted by the Company in 1995 in connection with services performed by Mr. Petty during 1995. These options vest at a rate of 25% per year and first become exercisable on June 28, 1996.

STOCK OPTION YEAR-END VALUES

     The following table sets forth information with respect to the number and value of unexercised options held as of the end of the last fiscal year for each of the Named Executive Officers. Neither of the Named Executive Officers exercised stock options during 1995 or holds SARs.

                       FISCAL YEAR-END OPTION/SAR VALUES

                                               NUMBER OF SECURITIES            VALUE OF UNEXERCISED IN-THE-
                                              UNDERLYING UNEXERCISED                MONEY OPTIONS/SARS
                                            OPTIONS/SARS AT FY-END (#)               AT FY-END ($)(2)
                                           -----------------------------       -----------------------------
                  NAME                     EXERCISABLE     UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
- -----------------------------------------  -----------     -------------       -----------     -------------
William G. Petty, Jr. ...................         --             90,628(1)      $      --       $         0
William F. Lasky.........................     54,377            128,691                 0                 0

- ---------------

(1) Includes options granted subsequent to December 31, 1995 but which were committed to be granted by the Company in 1995 in connection with service performed during 1995.
(2) There was no public trading market for the Common Stock at December 31, 1995. These values have been calculated based on the value of the Common Stock determined by the Company's Board of Directors as of December 31, 1995. Based on assumed initial public offering price of $17.00 per share, the value of Mr. Petty's options, all of which were unexercisable, was $1,119,256 and the value of Mr. Lasky's options, 54,377 and 128,691 of which were exercisable and unexercisable, respectively, was $671,556 and $1,587,334, respectively.

EMPLOYMENT AND SERVICES AGREEMENTS

     Services Agreement with Petty, Kneen & Company. The Company has entered into a services agreement with Petty, Kneen & Company ("PK & Co."), a limited liability company controlled by Messrs. Petty and Kneen. Pursuant to the services agreement, PK & Co. has agreed to provide management, financial and strategic planning services to the Company on a fee basis, including without limitation, the services of Mr. Petty as Chairman and the services of Mr. Kneen as Chief Financial Officer of the Company. The Company has agreed to pay an annual fee of $320,000 to PK & Co. for such services; provided, however, such fee shall be reduced to $200,000 if Mr. Kneen is not called upon to serve as Chief Financial Officer of the Company. Pursuant to the services agreement, the Company also has agreed to reimburse PK & Co. for certain out of pocket expenses. In consideration of this service agreement, each of Messrs. Petty and Kneen have agreed to provide the Company with a right of first refusal with respect to certain acquisition opportunities relating to assisted living residences or operations which come to their attention during the term of the services agreement. This services agreement expires on April 30, 1998 and may be extended on a quarter to quarter basis thereafter, subject to earlier termination at the election of the Company upon 30 days notice. In consideration of this services agreement, PK & Co. purchased 107,575 shares of Common Stock in May 1996 at a price per share of $4.65.

     Services Agreement with Richard W. Boehlke. As a condition of and effective upon the Crossings Merger, the Company entered into a services agreement with Mr. Boehlke, formerly Crossings' President and Chief Executive Officer, pursuant to which he has agreed to provide general, policy-making services to the Company and to undertake special projects designated from time to time by the Board of Directors for the three year period ending May 1999. In consideration of these services, the Company has agreed to pay Mr. Boehlke $200,000 per year and has agreed to provide Mr. Boehlke certain other benefits, including use of a company car and life and medical insurance coverage similar to that provided to the Company's executive officers. During the term of the agreement, the Company has agreed to nominate Mr. Boehlke to serve as a director of the Company.

     Employment Agreement with William F. Lasky. The Company has entered into an employment agreement with Mr. Lasky with a term that expires on May 31, 1997, unless earlier terminated pursuant to the terms thereof. The agreement is automatically renewed for additional consecutive one-year terms unless timely notice of nonrenewal is given by either the Company or Mr. Lasky. The employment agreement provides that Mr. Lasky shall receive a base salary in an amount determined by the Company's Board of Directors; provided, however, that in no event may such base salary be less than $150,000. In addition, the employment agreement provides that Mr. Lasky is entitled to receive incentive bonuses of up to 35% of his base salary if the Company's earnings before interest, taxes and depreciation are within ten percent of the earnings targeted in the Company's annual business plan approved by the Board of Directors. Pursuant to the employment agreement, the Company loaned $150,000 to Mr. Lasky in June 1995, which loan is repayable in three annual installments of $50,000 beginning on June 30, 1996 plus interest at 6% per annum; provided, however, that if Mr. Lasky is employed by the Company on any such repayment date, the principal and interest then due shall be forgiven by the Company. The employment agreement also provides for the granting of certain stock options described above and certain other benefits typical in employment agreements with a senior executive officer. Finally, the employment agreement provides that Mr. Lasky will not disclose certain proprietary information belonging to the Company or otherwise compete with the Company for a period of eighteen months following his termination of employment except where such termination is by the Company without "cause."

     Employment Agreements with G. Faye Godwin, Douglas A. Hennig and Thomas E. Komula. The Company has entered into employment agreements with each of Ms. Godwin and Messrs. Hennig and Komula. These employment agreements are annual agreements that automatically renew for consecutive one year terms unless timely notice of nonrenewal is given either by the Company or the applicable officer. These agreements provide that these officers shall receive a base salary in an amount determined by the Company's Board of Directors, provided, however, that in no event may such base salary be less than $110,000 in the case of Ms. Godwin, $130,000 in the case of Mr. Hennig and $170,000 in the case of Mr. Komula. Pursuant to these agreements, Ms. Godwin and Messrs. Hennig and Komula are entitled to receive incentive bonuses payable, at the sole discretion of the Board of Directors, if certain target earnings are achieved. These employment agreements also provide for the granting of certain stock options and certain other benefits typical in employment agreements with senior executive officers. Pursuant to these employment agreements, each of Ms. Godwin and Messrs. Hennig and Komula have agreed not to disclose certain proprietary information belonging to the Company or otherwise to compete with the Company for a period of 12 months in the cases of Ms. Godwin and Mr. Komula and 18 months in the case of Mr. Hennig following their respective termination of employment, except where such termination is by the Company without "cause."

     The employment agreement with Mr. Hennig was entered in connection with the acquisition of Heartland (of which Mr. Hennig was the founder and president) and afforded Mr. Hennig the right to purchase 53,525 shares of Common Stock at a per share price of $4.65 (the "Hennig Stock"). The Hennig Stock is nontransferable and is subject to the Company's right to repurchase such shares at the price paid by Mr. Hennig for the Hennig Stock until such time as such shares become vested, with vesting occurring 50% on the first anniversary of Mr. Hennig's employment by the Company, 30% on the second anniversary and 20% on the third anniversary. Pursuant to the employment agreement with Mr. Hennig, Mr. Hennig also has the right to purchase an additional 41,589 shares of Common Stock at a per share price of $7.21 at any time during the 30 day period commencing December 1, 1996.

     In addition, pursuant to his employment agreement, Mr. Hennig is entitled to borrow up to $100,000 from the Company during the initial annual term of the agreement, which loan shall bear interest at the rate of 6% per annum and shall be repayable on the third anniversary of the date of the loan. In addition, if the employment agreement with Mr. Hennig is renewed for a second annual term, Mr. Hennig is entitled to borrow an additional $100,000 from the Company on similar terms. Pursuant to these provisions, Mr. Hennig borrowed $60,000 from the Company in May 1996. This loan is secured by Mr. Hennig's pledge of certain shares of Common Stock owned by Mr. Hennig.

     Employment Agreements with D. Lee Field and David M. Boitano. As a condition of and effective upon the Crossings Merger, the Company entered into employment agreements with each of Messrs. Field and Boitano. These agreements provide for a one year term, and are automatically renewed for an additional one year term unless timely notice of nonrenewal is given by the Company or the applicable officer. The employment agreements provide that Messrs. Field and Boitano shall receive a base salary in an amount (not less than $140,000) determined by the Company's Board of Directors or President. Pursuant to these employment agreements, Messrs. Field and Boitano are entitled to receive incentive bonuses of up to 25% and 20% of their base salary, respectively, payable at the discretion of the Board of Directors if certain targeted earnings are achieved. The employment agreements also provide for the granting of certain stock options and certain other benefits typical in employment agreements with senior executive officers. Finally, pursuant to these employment agreements, each of Messrs. Field and Boitano have agreed not to disclose certain proprietary information belonging to the Company or otherwise to compete with the Company for a period of twelve months following their respective termination of employment, except where such termination is by the Company without "cause."

1995 INCENTIVE COMPENSATION PLAN

     The 1995 Plan provides key employees (who may also be directors) of the Company and its subsidiaries performance incentives and also provides a means of encouraging stock ownership in the Company by such persons. Under the 1995 Plan, key employees of the Company or its affiliates are eligible to receive stock options to purchase shares of the Company's Common Stock. The 1995 Plan allows a maximum number of shares to be subject to options of 1,425,000. Options are granted under the 1995 Plan on the basis of the optionee's contribution to the Company, and no option may exceed a term of ten years. Options granted under the 1995 Plan may be either incentive stock options or options that do not qualify as incentive stock options. The Company's Compensation Committee is authorized to designate the recipients of options, the dates of grants, the number of shares subject to options, the option price, the terms of payment on exercise of the options, and the time during which the options may be exercised. The price of incentive stock options granted under the 1995 Plan cannot be less than the fair market value of the shares at the time the options are granted.


     At June 30, 1996, options to purchase an aggregate of 789,149 shares of Common Stock were granted and outstanding at a weighted average exercise price of $6.08 per share, of which options to purchase 159,265 shares were exercisable at such date.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has appointed Messrs. Boehlke, Kenny, Petty and Tubergen as members of the Compensation Committee. The Company has no compensation committee interlocks.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of June 30, 1996 by: (i) each person or entity known to the Company to own more than 5% of the outstanding shares of the Common Stock; (ii) each of the Company's directors;
(iii) each of the Named Executive Officers; (iv) other Selling Stockholders; and
(v) all of the Company's directors and executive officers as a group. Except as otherwise noted, the person or entity named has sole voting and investment power over the shares indicated.


                                                 SHARES OF COMMON                    SHARES OF COMMON
                                                STOCK BENEFICIALLY                  STOCK BENEFICIALLY
                                                OWNED PRIOR TO THE      NUMBER OF     OWNED AFTER THE
                                                     OFFERING            SHARES          OFFERING
                                                -------------------       BEING     -------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER        NUMBER     PERCENT       SOLD       NUMBER     PERCENT
- ----------------------------------------------  ---------   -------     ---------   ---------   -------
Alternative Living Investors, L.L.C.(1).......  4,302,994     45.2%            --          --      --
  184 Shuman Boulevard,
  Suite 200
  Naperville, Illinois 60563
GranCare, Inc.(2).............................  1,892,302     19.9      1,852,493      39,809      **
  One Ravinia Drive,
  Suite 1500
  Atlanta, Georgia 30346

                                                 SHARES OF COMMON                    SHARES OF COMMON
                                                STOCK BENEFICIALLY                  STOCK BENEFICIALLY
                                                OWNED PRIOR TO THE      NUMBER OF     OWNED AFTER THE
                                                     OFFERING            SHARES          OFFERING
                                                -------------------       BEING     -------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER        NUMBER     PERCENT       SOLD       NUMBER     PERCENT
- ----------------------------------------------  ---------   -------     ---------   ---------   -------
Gene E. Burleson*(2)(3).......................  1,900,047     19.9%     1,852,493      47,554       **
  One Ravinia Drive, Suite 1500
  Atlanta, Georgia 30346
Capital Consultants, Inc.(4)..................  1,003,524     10.5        742,602     260,922      2.1%
  2300 SW First Avenue
  Portland, Oregon 97201
Richard W. Boehlke*...........................    781,711      8.2             --     781,711      6.2
  1201 Pacific Avenue
  Suite 1800
  Tacoma, Washington 98335
Peter H. Huizenga(5)(6).......................    753,024      7.9             --     753,024      5.9
  2215 York Road, Suite 500
  Oakbrook, Illinois 60521
Jerry L. Tubergen(1)(5)(7)*...................    717,741      7.5             --     717,741      5.6
  126 Ottawa Ave., Suite 500
  Grand Rapids, Michigan 49503
Robert Haveman(1)(5)(8)*......................    653,194      6.9             --     653,194      5.1
  One Prince Center
  Holland, Michigan 49423
William F. Lasky(9)*..........................    543,313      5.7             --     543,313      4.3
  450 North Sunnyslope Road, Suite 200
  Brookfield, Wisconsin 53003
Heartland Development Corporation(10).........    198,547      2.1        198,547          --       --
William G. Petty, Jr.(1)(11)*.................    130,232      1.4             --     130,232      1.0
Ronald G. Kenny(1)(5)(12)*....................     29,260       **             --      29,260       **
Jonathan S. Berman............................      6,492       **          6,492          --       --
Joel S. Shapiro...............................     17,960       **          7,960      10,000       **
Merton J. and Beverly Segal...................      4,406       **          4,406          --       --
All Officers and Directors                      4,945,030     51.1%     1,852,493   3,092,537     24.0%
  as a Group (15 Persons)(13).................


- ---------------

   * See "Management" for position with the Company.
  ** Less than 1%
 (1) ALI is a limited liability company that was formed in May 1995 as an investment vehicle for a $20 million investment in the Company. See "History and Organization -- 1995 Recapitalization Transaction." Messrs. Haveman, Kenny, Petty and Tubergen serve as managers of ALI, but disclaim beneficial ownership of the shares held by ALI. Immediately prior to the closing of the Offering, ALI intends to liquidate and distribute to its members their respective pro-rata interest in the shares of Common Stock held by ALI. See note (5) below. Certain members of ALI have agreed to sell up to 700,000 shares of Common Stock to the Underwriters if the Underwriters' over-allotment option is exercised.

 (2) Represents shares held by Evergreen, which merged with GranCare in July 1995. Gene E. Burleson, a director of the Company, is the Chairman of the Board, President and Chief Executive Officer of GranCare and may be deemed to beneficially own the shares of Common Stock held by it. Of the shares subject to the over-allotment option, 39,809 are beneficially owned by GranCare. Accordingly, if the Underwriters' over-allotment option is exercised in full, GranCare will own no shares Common Stock.


 (3) Includes 1,892,302 shares (of which 1,852,493 are being sold in the Offering) held by Evergreen and options to acquire 7,745 shares exercisable within the next 60 days.


 (4) Represents shares held by CCI as agent for clients for whom it holds discretionary authority. Pursuant to the Agreement and Plan of Merger entered into between the Company and Crossings in connection with the Crossings Merger, the Company has granted certain registration rights to CCI whereby CCI is entitled to include, as a Selling Stockholder, up to 742,602 shares of Common Stock in the Offering.

 (5) Represents shares of Common Stock to which the beneficial owner is entitled to receive upon the distribution of the Common Stock from ALI based upon such person's ownership of the membership units thereof. See note (1) above.

 (6) Includes 365,754 shares of Common Stock held by the Peter H. Huizenga Testamentary Trust, 43,030 shares of Common Stock held by the Betsy Huizenga Trust, 43,030 shares of Common Stock held by the Greta Huizenga Trust, 43,030 shares of Common Stock held by the Peter H. Huizenga, Jr. Trust and 43,030 shares of Common Stock held by the Timothy Dean Huizenga Trust, all of which Mr. Huizenga may be deemed to beneficially own by virtue of his role as a trustee. Of the shares subject to the over-allotment option, 194,000 are owned by Mr. Huizenga. Accordingly, if the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock beneficially owned by Mr. Huizenga will be 559,024.


 (7) Includes (i) 258,180 shares attributable to member interests in ALI held by Mr. Tubergen or trusts for which he serves as trustee (the "Trusts") and
     (ii) options to acquire 7,745 shares exercisable within the next 60 days. The co-trustees of the Trusts also serve as trustees to a trust holding member interests in ALI representing an additional 65,545 shares. Of the shares subject to the Underwriters' over-allotment option, 23,571 are owned by Mr. Tubergen and 45,000 are owned by the Trusts. Accordingly, if the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock beneficially owned by Mr. Tubergen will be 648,990.


 (8) Of these shares, 537,874 shares represent membership interests in ALI held by two nonprofit corporations (the "Nonprofit Corporation") of which Mr. Haveman serves as an officer. Mr. Haveman disclaims beneficial ownership of the shares held by these corporations. Also includes options to acquire 7,745 shares exercisable within the next 60 days. Of the shares subject to the Underwriters' over-allotment option, 125,000 are beneficially owned by the Nonprofit Corporations. Accordingly, if the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock beneficially owned by the Nonprofit Corporations will be 412,874.

 (9) Mr. Lasky's beneficial ownership includes shares held by CLC by virtue of his position as an officer and majority shareholder of CLC and options to acquire 86,550 shares within the next 60 days. CLC is a Wisconsin corporation owned by Mr. Lasky and David Burr. CLC will sell up to 29,049 shares of its Common Stock in the Offering if and to the extent that the Underwriters' over-allotment option is exercised. Of the proceeds from the sale of Common Stock held by CLC, only so much as is necessary to satisfy the income tax liability resulting from such sale will be distributed by CLC to Messrs. Lasky and Burr. The remainder of the proceeds of such sale will be used by CLC to redeem a portion of the shares of capital stock of CLC held by Mr. Burr. If the Underwriters' over-allotment option is exercised in full, Mr. Lasky will beneficially own 514,264 shares of Common Stock.
(10) Pursuant to the Heartland Acquisition, Heartland Development Corporation was granted certain registration rights whereby it is entitled to include, as a Selling Stockholder, all of its shares of Common Stock in the Offering.
(11) Represents 107,575 shares held by Petty, Kneen & Company, L.L.C., a company owned and controlled by Mr. Petty and John W. Kneen and options to acquire 22,657 shares within the next 60 days. See "Management -- Employment and Services Agreements -- Services Agreement with Petty, Kneen & Company."
(12) Includes options to acquire 7,745 shares exercisable within the next 60 days. Mr. Kenny is a management employee of Huizenga Capital Management, a sole proprietorship of Peter H. Huizenga. Mr. Kenny disclaims beneficial ownership of any shares held by Mr. Huizenga and his affiliates.
(13) Also includes options to acquire 159,265 shares exercisable within the next 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since the Company was organized and capitalized in December 1993, Evergreen had from time to time advanced funds to the Company, either pursuant to additional capital investments or in the form of interest bearing advances. During 1994, Evergreen advanced $2.7 million to the Company pursuant to a capital call and $216,658 in the form of an interest bearing advance. During 1995, Evergreen made $3.8 million of additional interest bearing advances to the Company to fund its growth and operations. Interest bearing advances made by Evergreen bore interest at a rate of 9% per annum. The aggregate outstanding advances from Evergreen of $4.0 million and accrued and unpaid interest thereon of $55,400 were repaid with a portion of the net proceeds from the 1995 Recapitalization. See "History and Organization -- 1995 Recapitalization Transaction."

     In connection with the purchase by the Company of the Wynwood residence in Sarasota, Florida, the Company gave the seller a note in the amount of $4.2 million which was payable on or before May 31, 1995. Evergreen guaranteed the payment of this note made by the Company. Subsequently in June 1995, the Company refinanced this note with permanent financing and released Evergreen from its guarantee.

     Evergreen granted bank lenders to two ALS-Midwest Partnerships a put option entitling such bank lenders to sell to Evergreen loans made to such ALS-Midwest Partnerships aggregating $4.0 million in the event either of the respective partnerships as borrower, is in default in repaying such loans. These borrowings were used by these partnerships to construct two Clare Bridge residences in Michigan. In June 1996, the Company borrowed $8.5 million, a portion of which was used to repay these borrowings, and pursuant thereto the Company secured the release of the put options granted by Evergreen.

     The Company manages six dementia care residences in Wisconsin for the ALS Partnership, which is 50% owned and controlled by Mr. Lasky, the Company's President and Chief Executive Officer, pursuant to management agreements providing for a management fee of 13% of gross operating revenues (until August 1996 when the fee will decrease to 11% for the remainder of the term). The management agreements expire in December 1998, but may be terminated by the Company upon 90 days notice to the ALS Partnership. The ALS Partnership paid the Company management fees of $252,000, $290,000 and $14,400 for 1995, 1994 and
1993, respectively. The Company also manages a WovenHearts residence in Lodi, Wisconsin owned by a partnership of which Douglas A. Hennig, the Company's Senior Vice President, is a 25% general partner. The Company expects to receive management fees of approximately $25,000 from this agreement in 1996. The Company leases a Crossings residence (in Tacoma, Washington) from the 2010 Union L.P. of which Richard W. Boehlke, the Vice Chairman of the Board of the Company is the 99% general partner. The Company expects to pay aggregate annual lease payments of approximately $652,000 pursuant to this lease in 1996. The lease payments are equal to the periodic debt service and lease obligations of the partnership with respect to the property. See "Risk Factors -- Potential Conflicts of Interest of Certain Executive Officers and Directors" and "History and Organization -- Crossings Merger -- Crossings REIT Transactions."

     In connection with the Heartland acquisition, the Company borrowed an aggregate of $8.7 million from RDV Capital Management L.P., a Delaware limited partnership, the general partner of which is RDV Corporation. Jerry L. Tubergen, a director of the Company, is the President and Chief Operating Officer of RDV Corporation. See "Use of Proceeds," "History and Organization -- Acquisition of Heartland Retirement Services, Inc." and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company conducted site evaluations and market feasibility studies for GranCare in 1995 and expected to continue to provide such services during 1996. The Company has billed GranCare approximately $75,000 and $63,000 for fees relating to these services in 1995 and 1996, respectively. In addition, GranCare provides pharmacy services to certain of the Company's residences. The Company estimates that the aggregate fees to be paid by the Company to GranCare for such service during 1996 will be approximately $60,000.

     For certain additional background information regarding transactions involving the Company and Crossings and their respective officers, directors and stockholders, see "History and Organization."

     The Company believes that each of the foregoing transactions was on terms substantially similar to those that it could have obtained from unaffiliated third parties. In the case of related party transactions, it is the Company's policy to enter into such agreements on terms, which in the opinion of the Company, are substantially similar to those that could otherwise be obtained from unrelated third parties, and that all such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of $0.01 par value preferred stock (the "Preferred Stock"). As of June 30, 1996, there were 9,523,349 shares of Common Stock outstanding held by 68 record holders and no shares of Preferred Stock outstanding. Upon completion of the Offering, 12,710,849 shares of Common Stock will be issued and outstanding, 789,149 shares of Common Stock will be reserved for issuance upon the exercise of stock options previously granted, 1,425,000 shares of Common Stock will be reserved for issuance upon the exercise of stock options which may be granted under the 1995 Plan and no Preferred Stock will be issued and outstanding. The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law (the "DGCL").

COMMON STOCK

     Voting Rights. Each share of Common Stock entitles the holder thereof to one vote in all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all directors then being elected.

     Dividends. Each share of Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors but subject to rights of holders of any series of Preferred Stock. Delaware law generally requires that dividends are payable only out of the Company's surplus or current net profits in accordance with the DGCL. See "Dividend Policy".

     Liquidation. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors, but subject to the preferred liquidation rights of any holders of any series of Preferred Stock of the Company.

     Other. The holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby by the Company will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without stockholder approval, to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more series, and with respect to each series, to determine, subject to limitations prescribed by law, any dividend rights and rates, any conversion or exchange rights, any rights, terms and prices of redemption (including sinking fund provisions), any liquidation preferences, any voting rights, and generally any other rights, preferences, privileges, qualifications, limitations and restrictions not in conflict with the Company's Restated Certificate of Incorporation. To date, no series of Preferred Stock has been authorized or issued. The Company has no present plans to issue any shares of Preferred Stock.

     The issuance of shares of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of shares of a series of Preferred Stock also could, depending on the terms such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the Company's stockholders when issuing shares of Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their Common Stock over the then-prevailing market price. Although there are currently no plans to issue shares of Preferred Stock or rights to purchase such shares, the Company believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW AND CERTAIN ANTI-TAKEOVER MATTERS

     Section 203 of the DGCL prohibits certain transactions between a publicly held Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10 percent or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless
(i) the business combination or the transaction whereby the person became an interested stockholder is approved by the corporation's board of directors prior to the date of such transaction; (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

     Upon completion of the Offering, the Corporation's Restated Certificate of Incorporation will provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be affected by any consent in writing by such holders, unless such consent is unanimous.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company will act as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 12,710,849 shares of Common Stock, without taking into account any outstanding stock options. Of these shares, all of the shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares acquired by "affiliates" of the Company (as defined in Rule 144 under the Securities Act).

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities," as defined in Rule 144, for at least two years, including "affiliates" of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities only in accordance with the foregoing volume limitations and other restrictions but without regard to the two year holding period. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Commission has proposed but has not yet adopted amendments to Rule 144 which would shorten the required holding period for "restricted securities" to one year (two years in the case of Rule 144(k)). The Company is unable to estimate the number of shares that will be sold under Rule 144 since this will depend in part on the market price for the

Common Stock, the personal circumstances of the holders of such shares and other factors (including any amendments to Rule 144).


     The Company, the Selling Stockholders, all directors and officers of the Company and all other holders of 5% or more of the shares of Common Stock and options to purchase shares of Common Stock outstanding after the Offering have agreed that, for a period of 180 days following the Offering, they will not offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock held by them or any securities held by them that are convertible into or exchangeable or exercisable for shares of Common Stock, without the prior written consent of NatWest Securities Limited (except that the Company may grant options to purchase shares of Common Stock and issue shares upon the exercise thereof under the 1995 Plan.) Beginning 90 days after the date of this Prospectus, 496,572 restricted shares will first become eligible for sale in the public market pursuant to Rule 144, subject to the volume, resale and other limitations of such rule. All of these shares will be subject to lock-up agreements with the Underwriters.


     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales might occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their names below.

                                 UNDERWRITER                                   NUMBER OF SHARES
- -----------------------------------------------------------------------------  ----------------
NatWest Securities Limited...................................................
McDonald & Company Securities, Inc...........................................
The Chicago Corporation......................................................
                                                                               ----------------
          Total..............................................................
                                                                               =============

     The Underwriters are obligated to purchase all the shares of Common Stock offered hereby, if any such shares are purchased.

     The Underwriters propose to offer the shares directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession not in excess of $. per share of Common Stock. Such dealers may re-allow a concession not in excess of $. per share of Common Stock to certain other brokers and dealers. After the public offering, the per share price and such concessions may be changed by the Underwriters. The Underwriters have informed the Company and the Selling Stockholders that they do not intend to confirm sales of shares of Common Stock to any accounts over which they exercise discretionary authority.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the federal securities laws, or will contribute to payments that the Underwriters may be required to make in respect thereof.


     The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered hereby. This option shall be exercised first with respect to the shares offered by the Selling Stockholders and then with respect to the shares offered by the Company. See "Principal and Selling Stockholders."


     The Chicago Corporation owns membership units in ALI which represent beneficial ownership of approximately 64,545 shares of Common Stock (less than 1.0% of the shares of Common Stock to be outstanding after the Offering). In addition, officers of NatWest Securities Limited, McDonald & Company Securities, Inc. and The Chicago Corporation own membership units in ALI which represent, in the aggregate, approximately 193,635 shares of Common Stock (1.5% of the shares of Common Stock to be outstanding after the Offering). Immediately prior to the closing of the Offering, ALI intends to liquidate and distribute to its members their respective pro-rata interest in the shares of Common Stock held by ALI. The Chicago Corporation may transfer shares of Common Stock it receives upon such liquidation to its officers and employees as compensation.

     NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any Common Stock within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sales of the Common Stock offered hereby outside of the United States.

     National Westminster Bank Plc, New York Branch, an affiliate of NatWest Securities Limited, will receive from the Company a $680,000 success fee for financial advisory services rendered on behalf of Crossings in connection with the Crossings Merger. This fee is payable upon the closing of the Offering.

     NatWest Securities Limited has further represented and agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"); (b) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on, in the United Kingdom, any document that consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation between the Company and the Underwriters. Among the factors that were considered in determining the initial public offering price, in addition to prevailing market and general economic conditions, were the history of, and prospects for, the industry in which the Company operates, the ability of the Company's management, the Company's past and present operations, the Company's historical results of operations, the Company's earnings prospects, the prices of similar securities of comparable companies and other relative factors. There can be no assurance, however, that the price at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is sold by the Underwriters. See "Risk Factors -- No Prior Public Trading Market."


     The Company, the Selling Stockholders, all directors and officers of the Company and all other holders of 5% or more of the shares of Common Stock and options to purchase Common Stock outstanding after the Offering have agreed with the Underwriters that, for a period of 180 days following the Offering, they will not offer to sell, sell, contract to sell, grant an option to purchase or otherwise dispose (or announce any offer, sale, grant of any option or other distribution) of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock without the prior written consent of NatWest Securities Limited (except that the Company may grant options to purchase shares of Common Stock under the 1995 Plan, issue shares upon the exercise of outstanding stock options and issue privately placed shares in connection with acquisitions). See "Principal and Selling Stockholders" and "Management -- 1995 Incentive Compensation Plan."


     At the request of the Company, up to 600,000 shares of Common Stock have been reserved for sale to certain individuals, including directors and employees of the Company and other entities with whom directors of the Company are affiliated, members of their families and other persons having business relationships with the Company. The price of such shares to such persons will be the initial public offering price set forth on the cover of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares offered hereby will be passed upon for the Company by Rogers & Hardin, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of Alternative Living Services, Inc. and subsidiaries as of December 31, 1994 and 1995 and for the period January 1, 1993 to December 13, 1993 for the Predecessor to the Company and for the period December 14, 1993 to December 31, 1993 and the years ended December 31, 1994 and 1995 for the Company have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Heartland Retirement Services, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the years in the period from January 11, 1993 (inception) through December 31, 1995 have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Alternative Living Services-Midwest Inc. and affiliates as of and for the year ended December 31, 1995 have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of New Crossings International Corporation and subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments thereto, called the "Registration Statement"), of which this Prospectus constitutes a part, under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents; when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. The Registration Statement and the exhibits and schedules thereto may be reviewed without charge at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office located at Seven World Trade Center, New York, New York 10048 and at the Chicago Regional Office located at 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained, upon payment of the fee prescribed by the Commission, at the Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                       ----
ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES:
  Independent Auditors' Report.......................................................   F-3
  Consolidated Balance Sheets, as of December 31, 1994 and 1995......................   F-4
  Consolidated Statements of Operations, periods January 1, 1993 to December 13, 1993 and December 14, 1993 to December 31, 1993, and the years ended December 31,
     1994 and
     1995............................................................................   F-5
  Consolidated Statements of Changes in Stockholders' Equity, periods January 1, 1993 to December 13, 1993 and December 14, 1993 to December 31, 1993, and the years
     ended December 31, 1994 and 1995................................................   F-6
  Consolidated Statements of Cash Flows, periods January 1, 1993 to December 13, 1993 and December 14, 1993 to December 31, 1993, and the years ended December 31,
     1994 and
     1995............................................................................   F-7
  Notes to Consolidated Financial Statements.........................................   F-8
  Condensed Consolidated Balance Sheet, as of March 31, 1996 (unaudited).............  F-19
  Condensed Consolidated Statements of Operations, three months ended March 31, 1995 and 1996 (unaudited)............................................................  F-20
  Condensed Consolidated Statements of Cash Flows, three months ended March 31, 1995 and 1996 (unaudited)............................................................  F-21
  Notes to Condensed Consolidated Financial Statements (unaudited)...................  F-22

HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES:
  Report of Independent Public Accountants...........................................  F-24
  Consolidated Balance Sheets, as of December 31, 1994 and 1995......................  F-25
  Consolidated Statements of Income, period from January 11, 1993 (inception) to
     December 31, 1993 and the years ended December 31, 1994 and 1995................  F-26
  Consolidated Statements of Changes in Shareholders' Equity, period from January 11,
     1993 (inception) to December 31, 1993 and the years ended December 31, 1994 and
     1995............................................................................  F-27
  Consolidated Statements of Cash Flows, period from January 11, 1993 (inception) to
     December 31, 1993 and the years ended December 31, 1994 and 1995................  F-28
  Notes to Consolidated Financial Statements.........................................  F-29
NEW CROSSINGS INTERNATIONAL CORPORATION:
  Independent Auditors' Report.......................................................  F-37
  Combined Balance Sheets, as of December 31, 1994 and 1995..........................  F-38
  Combined Statements of Operations, years ended December 31, 1993, 1994 and 1995....  F-39
  Combined Statements of Shareholders' Deficit, years ended December 31, 1993, 1994
     and
     1995............................................................................  F-40
  Combined Statements of Cash Flows, years ended December 31, 1993, 1994 and 1995....  F-41
  Notes to Combined Financial Statements.............................................  F-42
  Condensed Consolidated Balance Sheet, as of March 31, 1996 (unaudited).............  F-52
  Condensed Combined and Consolidated Statements of Operations, three months ended
     March 31, 1995 and 1996 (unaudited).............................................  F-53
  Condensed Combined and Consolidated Statements of Cash Flows, three months ended
     March 31, 1995 and 1996 (unaudited).............................................  F-54
  Notes to Condensed Consolidated Financial Statements...............................  F-55

                                                                                       PAGE
                                                                                       ----
ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES:
  Independent Auditors' Report.......................................................  F-56
  Combined Balance Sheet, December 31, 1995..........................................  F-57
  Combined Statement of Operations, year ended December 31, 1995.....................  F-58
  Combined Statement of Changes in Stockholders' Equity, year ended December 31,
     1995............................................................................  F-59
  Combined Statement of Cash Flows, year ended December 31, 1995.....................  F-60
  Notes to Combined Financial Statements.............................................  F-61
  Condensed Combined Balance Sheet, as of March 31, 1996 (unaudited).................  F-65
  Condensed Combined Statements of Operations, three months ended March 31, 1995 and
     1996 (unaudited)................................................................  F-66
  Condensed Combined Statements of Cash Flows, three months ended March 31, 1995 and
     1996 (unaudited)................................................................  F-67
  Notes to Condensed Combined Financial Statements (unaudited).......................  F-68

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alternative Living Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Alternative Living Services, Inc. and subsidiaries (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the Predecessor for the period January 1, 1993 to December 13, 1993 and for the Company for the period December 14, 1993 (date of inception) to December 31, 1993 and the years ended December 31, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1995, and the results of operations and cash flows for the Predecessor for the period January 1, 1993 to December 13, 1993 and for the Company for the period December 14, 1993 (date of inception) to December 31, 1993 and the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Milwaukee, Wisconsin
February 12, 1996,
  except as to note 2(j),
  which is as of May 17, 1996

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                                                       1994            1995
                                                                    -----------     -----------
                                            ASSETS
Current assets:
  Cash and cash equivalents.......................................  $   310,814     $ 2,947,964
  Short-term investments..........................................       50,000          50,000
  Resident receivables, net.......................................       70,409          55,276
  Other current assets............................................      188,449         282,505
                                                                    -----------     -----------
          Total current assets....................................      619,672       3,335,745
                                                                    -----------     -----------
Property, plant and equipment, net................................    9,167,085      27,289,291
Minority interest.................................................      553,368              --
Long-term investments.............................................           --       1,183,105
Investments in and advances to unconsolidated affiliates..........    1,601,536       4,788,148
Other assets......................................................    2,482,293       2,760,323
                                                                    -----------     -----------
          Total assets............................................  $14,423,954     $39,356,612
                                                                     ==========      ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt..........................  $   191,814     $   162,419
  Accounts payable................................................      443,476         786,169
  Accrued expenses................................................      911,949       1,180,129
  Advances from and notes payable to unconsolidated affiliates....      284,356              --
                                                                    -----------     -----------
          Total current liabilities...............................    1,831,595       2,128,717
                                                                    -----------     -----------
Long-term debt, less current installments.........................    6,356,260      17,100,996
Advances from and notes payable to unconsolidated affiliates......    1,550,000              --
Other long-term liabilities.......................................      126,859         174,419
Minority interest.................................................           --         609,745
Stockholders' equity:
  Common stock and additional paid-in capital.....................    5,216,527      21,745,607
  Accumulated deficit.............................................     (657,287)     (2,402,872)
                                                                    -----------     -----------
          Total stockholders' equity..............................    4,559,240      19,342,735
                                                                    -----------     -----------
          Total liabilities and stockholders' equity..............  $14,423,954     $39,356,612
                                                                     ==========      ==========

          See accompanying notes to consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 PERIODS JANUARY 1, 1993 TO DECEMBER 13, 1993 AND DECEMBER 14, 1993 TO
                              DECEMBER 31, 1993,
                   AND YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                  PREDECESSOR
                                                    TO THE
                                                   COMPANY                 THE COMPANY
                                                  ----------   ------------------------------------
                                                     1993        1993         1994         1995
                                                  ----------   ---------   ----------   -----------
Revenue:
  Resident service fees.........................  $2,636,329   $ 129,659   $4,505,884   $ 9,683,756
  Other.........................................       4,500      17,420      450,556       780,378
                                                  ----------   ---------   ----------   -----------
Operating revenue...............................   2,640,829     147,079    4,956,440    10,464,134
                                                  ----------   ---------   ----------   -----------
Operating expenses:
  Residence operations..........................   1,671,957      86,697    2,933,549     7,206,988
  Lease expense.................................     563,211      18,870      697,126       889,514
  General and administrative....................     423,262      40,823    1,457,719     2,599,170
  Depreciation and amortization.................     100,438       6,330      258,247       814,571
                                                  ----------   ---------   ----------   -----------
          Total operating expenses..............   2,758,868     152,720    5,346,641    11,510,243
                                                  ----------   ---------   ----------   -----------
Operating loss..................................    (118,039)     (5,641)    (390,201)   (1,046,109)
Other income (expense):
  Interest expense..............................     (47,841)     (8,571)    (322,393)   (1,047,031)
  Interest income...............................          --          --       21,483       234,495
  Gain on sale of land..........................          --          --           --       438,659
  Equity in losses of unconsolidated
     affiliates.................................          --          --         (500)     (437,736)
  Minority interest in losses of consolidated
     subsidiaries...............................          --          --       48,536       112,137
                                                  ----------   ---------   ----------   -----------
          Total other expense, net..............     (47,841)     (8,571)    (252,874)     (699,476)
                                                  ----------   ---------   ----------   -----------
          Net loss..............................  $ (165,880)  $ (14,212)  $ (643,075)  $(1,745,585)
                                                   =========    ========    =========    ==========
Net loss per share..............................               $      --   $    (0.22)  $     (0.30)
                                                                ========    =========    ==========
Weighted average shares outstanding.............               2,959,478    2,959,478     5,863,183
                                                                ========    =========    ==========

          See accompanying notes to consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY PERIODS JANUARY 1, 1993 TO DECEMBER 13, 1993 AND DECEMBER 14, 1993 TO
                              DECEMBER 31, 1993,
                   AND YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                     COMMON STOCK
                                                    AND ADDITIONAL
                                                   PAID-IN CAPITAL                       STOCK
                                                 --------------------   ACCUMULATED   SUBSCRIPTION
          PREDECESSOR TO THE COMPANY             SHARES     AMOUNTS       DEFICIT      RECEIVABLE       TOTAL
- -----------------------------------------------  ------   -----------   -----------   ------------   -----------
Balances at December 31, 1992..................  6,155    $   980,266   $  (616,059)  $   (200,000)  $   164,207
  Asset contribution in exchange for stock.....    199         50,000            --             --        50,000
  Adjustment to contributed capital............     --       (152,427)           --             --      (152,427)
  Receipt of stock subscription................     --             --            --        200,000       200,000
  Net loss.....................................     --             --      (165,880)            --      (165,880)
                                                 ------   -----------   -----------   ------------   -----------
Balances at December 13, 1993..................  6,354    $   877,839   $  (781,939)  $         --   $    95,900
                                                 ======   ============  ============  ============   ============

                                                   COMMON STOCK
                                                  AND ADDITIONAL
                                                  PAID-IN CAPITAL                        STOCK
                                              -----------------------   ACCUMULATED   SUBSCRIPTION
                THE COMPANY                    SHARES       AMOUNTS       DEFICIT      RECEIVABLE       TOTAL
- --------------------------------------------  ---------   -----------   -----------   ------------   -----------
Initial capitalization at December 14, 1993:
  Common stock issued for cash..............    112,378   $   330,000   $        --   $         --   $   330,000
  Satisfaction of payment of short-term
    advance.................................     58,002       170,000            --             --       170,000
  Common stock subscribed...................    754,021     2,200,000            --     (2,200,000)           --
  Liabilities assumed in excess of assets
    transferred to the Company from the
    Predecessor.............................    888,150      (160,815)           --             --      (160,815)
  Net loss..................................         --            --       (14,212)            --       (14,212)
                                              ---------   -----------   -----------   ------------   -----------
Balances at December 31, 1993...............  1,812,551     2,539,185       (14,212)    (2,200,000)      324,973
                                              ---------   -----------   -----------   ------------   -----------
  Receipt of stock subscription.............         --            --            --      2,200,000     2,200,000
  Contributed capital from majority
    stockholder.............................         --     2,677,342            --             --     2,677,342
  Net loss..................................         --            --      (643,075)            --      (643,075)
                                              ---------   -----------   -----------   ------------   -----------
Balances at December 31, 1994...............  1,812,551     5,216,527      (657,287)            --     4,559,240
                                              ---------   -----------   -----------   ------------   -----------
  Net proceeds from private offering........  4,302,994    19,029,080            --             --    19,029,080
  Retirement of stock held by minority
    stockholder.............................   (380,636)   (2,500,000)           --             --    (2,500,000)
  Common stock issued for contributed
    capital.................................    917,150            --            --             --            --
  Net loss..................................         --            --    (1,745,585)            --    (1,745,585)
                                              ---------   -----------   -----------   ------------   -----------
Balances at December 31, 1995...............  6,652,059   $21,745,607   $(2,402,872)  $         --   $19,342,735
                                              =========   ============  ============  ============   ============

          See accompanying notes to consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 PERIODS JANUARY 1, 1993 TO DECEMBER 13, 1993 AND DECEMBER 14, 1993 TO
                              DECEMBER 31, 1993,
                   AND YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                        PREDECESSOR
                                                          TO THE
                                                          COMPANY                  THE COMPANY
                                                        -----------   --------------------------------------
                                                           1993         1993         1994           1995
                                                        -----------   ---------   -----------   ------------
Cash flows from operating activities:
  Net loss............................................  $  (165,880)  $ (14,212)  $  (643,075)  $ (1,745,585)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization.....................      100,438       6,330       258,247        814,571
    Gain on sale of land..............................           --          --            --       (438,659)
    Minority interest in losses of consolidated
      subsidiaries....................................           --          --       (48,536)      (112,137)
    (Increase) decrease in net resident receivables...      (23,150)     12,350       (93,491)        15,133
    (Increase) decrease in other current assets.......       21,878          --      (172,300)       (92,618)
    Increase (decrease) in accounts payable...........        5,792      (4,673)       57,741        342,693
    Increase in accrued expenses......................      299,038      42,646       168,170        223,093
    Changes in other assets and liabilities and other
      adjustments.....................................           --          --       116,338       (102,440)
                                                        -----------   ---------   -----------   ------------
Net cash provided by (used in) operating activities...      238,116      42,441      (356,906)    (1,095,949)
                                                        -----------   ---------   -----------   ------------
Cash flows from investing activities:
  Purchase of short-term investments..................           --          --       (50,000)            --
  Net proceeds from sale of land......................           --          --            --        972,249
  Acquisitions of affiliate and facility..............           --          --       (66,930)      (850,000)
  Payments for property, plant and equipment and
    project development costs.........................   (1,692,502)    (10,184)   (1,772,173)   (12,667,187)
  Investments in and advances to unconsolidated
    affiliates........................................     (291,084)     74,641    (1,485,574)    (3,186,612)
  Increase in long-term investments...................           --          --            --     (1,183,105)
  Due from minority stockholder.......................           --    (100,521)           --             --
  Payments for deferred costs.........................      (18,470)     (1,201)      (30,274)      (208,291)
                                                        -----------   ---------   -----------   ------------
Net cash used in investing activities.................   (2,002,056)    (37,265)   (3,404,951)   (17,122,946)
                                                        -----------   ---------   -----------   ------------
Cash flows from financing activities:
  Contributions by minority partner and minority
    stockholder.......................................           --          --       745,000      1,275,250
  Purchase of remaining limited partners..............           --          --      (605,000)            --
  Payments for financing costs........................           --      (7,179)      (36,579)      (221,104)
  Repayment of line of credit and short-term note
    payable...........................................           --     (25,000)           --     (4,208,166)
  Repayments of long-term debt........................     (136,041)   (107,244)   (1,320,503)    (6,575,095)
  Proceeds from issuance of long-term debt............    1,650,000          --            --     15,890,436
  Changes in advances from and notes payable to
    unconsolidated affiliates.........................      170,000     330,000       216,658     (1,834,356)
  Issuance of common stock and other capital
    contributions.....................................     (102,427)         --     2,677,342     19,029,080
  Retirement of stock held by minority stockholder....           --          --            --     (2,500,000)
  Stock subscription received.........................      200,000          --     2,200,000             --
                                                        -----------   ---------   -----------   ------------
Net cash provided by financing activities.............    1,781,532     190,577     3,876,918     20,856,045
                                                        -----------   ---------   -----------   ------------
Net increase in cash and cash equivalents.............       17,592     195,753       115,061      2,637,150
Cash and cash equivalents:
  Beginning of period.................................           --          --       195,753        310,814
                                                        -----------   ---------   -----------   ------------
  End of period.......................................  $    17,592   $ 195,753   $   310,814   $  2,947,964
                                                        ============  ==========  ============  =============

          See accompanying notes to consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995

(1) BUSINESS

     Alternative Living Services, Inc. (the Company) develops, owns and operates assisted living residences. As of December 31, 1995, the Company operated and consolidated in its financial statements eight residences totaling 428 living units located in Wisconsin, Pennsylvania and Florida. As of the same date, the Company had two residences in construction and two in different stages of pre-construction development. In addition, the Company is a 50% owner of the corporation which is the general partner of limited partnerships formed to develop and operate seven residences in Michigan.


     The Company was organized in December 1993, and was initially capitalized by Evergreen Healthcare, Inc. ("Evergreen") and Care Living Centers, Inc. ("CLC"), two unrelated companies. Evergreen, then a NYSE-listed operator of long-term care facilities, became a wholly-owned subsidiary of GranCare in July 1995. At the time of the Company's organization, CLC was owned 25% by William F. Lasky, the Company's President and Chief Executive Officer, and 75% by two other shareholders. Pursuant to the terms of an acquisition agreement between Evergreen, CLC and Alternative Living Services, a Wisconsin general partnership owned 50% by Mr. Lasky and 50% by two other individuals (the "ALS Partnership"), the Company was initially capitalized with (i) $2.7 million contributed by Evergreen, of which $330,000 was in cash, $170,000 was in satisfaction of a short-term advance and $2.2 million was in common stock subscribed in exchange for a 51% interest in the Company and (ii) certain assets and contractual rights owned by CLC were contributed in exchange for the remaining 49% interest in the Company issued to CLC. Immediately prior to the consummation of the transaction
(i) Assisted Care, Inc. ("Assisted Care"), a corporation formed by the shareholder of CLC in 1989 to develop assisted living facilities outside of the State of Wisconsin, was merged with and into CLC and (ii) the ALS Partnership conveyed certain of its assets relating to its assisted living business to CLC. Assisted Care and the ALS Partnership were under common control through Mr. Lasky and one other shareholder. The combined financial statements of these two affiliated companies (Assisted Care and the ALS-Partnership) for all periods prior to December 14, 1993 are referred to in the Company's financial statements as the "Predecessor." Liabilities assumed in excess of fair value of assets transferred to the Company from the Predecessor totalled $160,815. The Predecessor's remaining assets, primarily intercompany receivables, payables and intangible assets totalling $256,715, were not transferred to the Company.


     Subsequent to the issuance of stock in May 1995, the Company was no longer a majority-owned subsidiary of Evergreen. (See note 11.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of the Company are as follows:

  (a) Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Results of operations of the majority-owned subsidiaries are included from the date of acquisition. All significant intercompany accounts and transactions with such subsidiaries have been eliminated in the consolidation.

  (b) Cash Equivalents

          The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

  (c) Property, Plant and Equipment

          Property, plant and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed over the estimated lives of the assets using the straight-line method. Buildings and improvements are depreciated over 20 to 40 years, and furniture, fixtures and equipment are depreciated over seven years. Maintenance and repairs are expensed as incurred.

          As of each balance sheet date, the Company's management evaluates the carrying value of property, plant and equipment for possible impairment based upon the expectations of undiscounted operating cash flows derived from the use of the assets.

  (d) Intangible Assets and Project Development Costs

          Intangible Assets and Project Development Costs, which are included in Other Assets, are composed of organization costs, pre-opening costs, deferred financing costs, and project development costs. Organization costs are amortized on a straight-line basis over five years. Pre-opening costs are amortized on a straight-line basis over twelve months. Deferred financing costs are amortized on a straight-line basis over the term of the debt.

  (e) Goodwill

          Goodwill represents the cost of acquired net assets in excess of their fair market values. Amortization of goodwill is computed using the straight-line method over a period of forty years. The Company's management periodically evaluates goodwill for impairment based upon expectations of nondiscounted operating cash flows in relation to the net capital investment in the subsidiary.

  (f) Revenue


          Revenue, which is recorded primarily when services are rendered, consists primarily of resident service fees which are reported at net realizable amounts. Other revenue consists primarily of management and development fees from unconsolidated affiliates. Management fees are recognized as earned in accordance with signed management agreements, and reported at net realizable amounts. Development fees are deferred and recognized as earned over the life of the development period.


  (g) Income Taxes

          Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Fair Value of Financial Instruments

          The carrying amounts of cash, cash equivalents and short-term investments approximate fair value due to the short-term nature of the accounts and due to the accounts earning interest at current market rates. The carrying amount of the Company's debt approximates fair value due to the interest rates approximating the current rates available to the Company for similar borrowing arrangements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

  (i) Use of Estimates

          The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (j) Net Loss Per Share

          Net loss per share is based upon the weighted average number of the Company's common and common equivalent shares outstanding during each period. Per share amounts for the Predecessor for the period in 1993 prior to the inception of the Company is not presented as they would not provide comparable or meaningful information. Common equivalent shares include stock options, which have been included using the treasury stock method only when their effect is dilutive.

          On May 17, 1996, the Board of Directors authorized and the stockholders approved the filing of a Restated Certificate of Incorporation that provides for (a) the authorization of 5 million shares of preferred stock, $0.01 par value, the terms of which may be determined by the Board of Directors from time to time, (b) the authorization of 30 million shares of common stock, $0.01 par value, and (c) a 1,812.55 for 1 stock split of its common stock. Accordingly, the stock split and the changes in preferred and common stock have been given retroactive effect in the accompanying consolidated financial statements.

          In connection with an anticipated initial public offering (IPO), on May 28, 1996 the Company has filed a registration statement with the Securities and Exchange Commission (SEC). Pursuant to the requirements of the SEC, for purposes of net loss per share, common stock issued and common stock options granted at per share amounts less than the anticipated IPO price per share subsequent to May 1995 have been reflected as outstanding for all periods presented. Accordingly, weighted average shares outstanding was increased by 1,146,928 shares for the effect of such common stock and stock options.

  (k) New Accounting Standards

          In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996. The effect of adoption of Statement 121 is not expected to be material to the Company's financial statements.

          In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value-based accounting for those arrangements. The Company will adopt Statement 123 in the first quarter of 1996 and has elected to continue to account for stock-based compensation arrangements under APB Opinion No. 25.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(3) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment at December 31, follows:

                                                                     1994          1995
                                                                  -----------   -----------
    Land........................................................  $ 1,439,854   $ 4,591,898
    Land improvements...........................................           --       529,440
    Buildings...................................................    7,253,844    16,562,595
    Furniture, fixtures and equipment...........................    1,578,776     3,274,576
    Construction in progress....................................           --     4,088,424
                                                                  -----------   -----------
    Total property, plant and equipment.........................   10,272,474    29,046,933
    Less accumulated depreciation...............................    1,105,389     1,757,642
                                                                  -----------   -----------
    Property, plant and equipment, net..........................  $ 9,167,085   $27,289,291
                                                                   ==========    ==========

     Interest is capitalized in connection with the construction of residences and is amortized over the estimated useful lives of the residences. Interest capitalized in 1995 was approximately $62,000.

     Construction in process at December 31, 1995 consisted principally of costs related to the development of assisted living residences, with outstanding construction commitments totaling approximately $10,702,000.

(4) ACQUISITIONS

     The Company acquired a 60% partnership interest in CCCI/Northampton Limited Partnership (the Northampton Partnership) on September 19, 1994, which operates Northampton Manor, an assisted living residence located in Pennsylvania. The total purchase cost of $1,266,930, including acquisition costs of $66,930, was paid in cash.

     The total purchase cost of the Northampton Partnership was allocated to the acquired assets and assumed or incurred liabilities as follows:

    Current assets..........................................................  $ 1,318,425
    Property, plant and equipment...........................................    6,854,997
    Minority interest in accumulated deficit................................      504,832
    Goodwill................................................................      969,347
    Other assets............................................................       17,372
    Current liabilities.....................................................     (215,196)
    Long-term debt..........................................................   (8,182,847)
                                                                              -----------
                                                                              $ 1,266,930
                                                                               ==========

     As of December 31, 1995, the Company had a 60% ownership interest in three development projects and a 51% ownership interest in another development project. The 40% and 49% interests in these consolidated affiliates not held by the Company and the losses therefrom have been reflected as minority interest in the consolidated balance sheets and as minority interest in losses of consolidated subsidiaries in the consolidated statements of operations.

     The Company acquired the Palmer Ranch, an 86-unit assisted living residence in Sarasota, Florida on March 31, 1995. The total purchase cost of $850,000, including acquisition costs of $51,815, was paid in cash.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     The total purchase cost of the Palmer Ranch was allocated to the acquired assets and assumed or incurred liabilities as follows:

    Current assets...........................................................  $    1,438
    Property, plant and equipment............................................   6,550,000
    Goodwill.................................................................      50,000
    Other assets.............................................................      51,815
    Short-term note payable..................................................  (4,208,166)
    Other current liabilities................................................     (45,087)
    Long-term debt...........................................................  (1,400,000)
    Other liabilities........................................................    (150,000)
                                                                               ----------
                                                                               $  850,000
                                                                                =========

     Consolidated pro forma operating revenue, net loss and net loss per share of the Company for 1994 and 1995 as if the Northampton Partnership and the Palmer Ranch had been acquired as of January 1, 1994, are as follows:

                                                                     1994          1995
                                                                  -----------   -----------
    Operating revenue...........................................  $ 8,813,000   $10,946,000
                                                                   ==========    ==========
    Net loss....................................................   (1,012,000)   (1,727,000)
                                                                   ==========    ==========
    Net loss per weighted average outstanding share.............  $     (0.34)  $     (0.29)
                                                                   ==========    ==========

(5) LONG-TERM INVESTMENTS

     Long-term investments are comprised of the following at December 31:

                                                                       1994         1995
                                                                    ----------   ----------
    Collateral reserve fund, $1,000,000 certificate of deposit and accrued interest required to be maintained until July 10,
      2000........................................................  $       --   $1,015,677
    Debt reserve fund, $112,000 certificate of deposit and accrued
      interest required to be maintained until July 10, 2000......          --      113,756
    Debt reserve fund, $53,000 certificate of deposit and accrued
      interest required to be maintained until August 15, 2002....          --       53,672
                                                                    ----------   ----------
    Total long-term investments...................................  $       --   $1,183,105
                                                                     =========    =========

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(6) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Investments in and advances to unconsolidated affiliates consist of the following at December 31:

                                                                       1994         1995
                                                                    ----------   ----------
    Investments in unconsolidated affiliates:
      ALS-Midwest Inc. ...........................................  $       --   $  514,349
      North Schoenherr Limited Partnership........................     515,233      434,864
      Marsh/Tihart Limited Partnership............................     100,000      200,000
      Eisenhower/State Limited Partnership........................     425,000      432,070
                                                                    ----------   ----------
    Total investments in unconsolidated affiliates................   1,040,233    1,581,283
                                                                    ----------   ----------
    Advances to unconsolidated affiliates:
      Partnerships................................................     454,582    2,539,860
      Notes receivable............................................      75,000      382,761
      Other.......................................................      31,721      284,244
                                                                    ----------   ----------
    Total advances to unconsolidated affiliates...................     561,303    3,206,865
                                                                    ----------   ----------
    Total investments in and advances to unconsolidated
      affiliates..................................................  $1,601,536   $4,788,148
                                                                     =========    =========

     The investment in ALS-Midwest Inc. (ALS-Midwest) represents a 50% ownership in a corporation formed in 1991 to develop assisted living residences. The investment in ALS-Midwest is recorded using the equity method. Projects developed to fund these residences have been organized as separate limited partnerships, with ALS-Midwest as the sole general partner, and the Company as a limited partner. Other limited partners are unrelated investors.


     Summarized financial information for ALS-Midwest as of and for the years ended December 31, 1994 and 1995 is as follows:



                                                                          1994         1995
                                                                       ----------   -----------
Current assets.......................................................  $  551,740   $   839,481
Noncurrent assets....................................................   2,970,388    13,936,115
                                                                       ----------   -----------
                                                                       $3,522,128   $14,775,596
                                                                        =========    ==========
Current liabilities..................................................  $2,837,241   $10,975,280
Minority interest....................................................          --     2,634,367
Stockholders' equity.................................................     684,887     1,165,949
                                                                       ----------   -----------
                                                                       $3,522,128   $14,775,596
                                                                        =========    ==========
Operating revenue....................................................  $  801,817   $ 2,802,540
                                                                        =========    ==========
Operating income (loss)..............................................  $   23,108   $  (622,663)
                                                                        =========    ==========
Net loss.............................................................  $  (58,887)  $  (724,563)
                                                                        =========    ==========


     North Schoenherr Limited Partnership was formed to develop the Hamilton House I residence in Utica, Michigan, which opened January 16, 1995. ALS Midwest owns a 50% interest in North Schoenherr Limited Partnership. The Company's investment interest (through ALS-Midwest) is recorded using the equity method.

     Marsh/Tihart Limited Partnership was formed to develop the Hamilton House I residence in Lansing, Michigan, which was under construction at December 31, 1995. ALS Midwest owns a 73% interest in Marsh/

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

Tihart Limited Partnership. The Company's investment interest (through ALS-Midwest) is recorded using the equity method.

     Eisenhower/State Limited Partnership was formed to develop the Hamilton House I residence in Ann Arbor, Michigan, which opened June 8, 1995. ALS Midwest owns a 50% interest in Eisenhower/State Limited Partnership. The Company's investment interest (through ALS-Midwest) is recorded using the equity method.

     Advances to unconsolidated affiliates also includes management fees pursuant to an agreement with ALS Partnership (Partnership), which is 50% owned and controlled by an officer and a shareholder. Under the terms of the agreement, the Partnership is obligated to pay a monthly management fee of up to 12% to 15% of gross operating revenue. During 1994 and 1995, the management fees, included in other revenue, were $290,000 and $252,000, respectively.

     Notes receivable at December 31, 1995 includes $150,000 due from an officer and a shareholder of the Company, which is repayable in three annual installments of $50,000 plus interest at 6%, beginning June 30, 1996.

(7) OTHER ASSETS

     Other assets are comprised of the following at December 31:

                                                                       1994         1995
                                                                    ----------   ----------
    Project development costs.....................................  $1,365,325   $1,170,914
    Goodwill, net.................................................     957,990      954,522
    Organizational and other costs, net...........................     110,099       88,692
    Deferred financing costs, net.................................      36,579      273,079
    Deposits and other............................................      12,300      273,116
                                                                    ----------   ----------
    Total other assets............................................  $2,482,293   $2,760,323
                                                                     =========    =========

(8) LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                      1994         1995
                                                                   ----------   -----------
    Note payable, due April 20, 1995, interest at 9.5%...........  $   56,572   $        --
    Mortgage payable, interest at 8.8%, refinanced in 1995.......   5,451,937            --
    Mortgage payable, interest at 8.1%, refinanced in 1995.......   1,039,565            --
    Mortgage payable, due in 20 quarterly installments, the first four quarterly installments represent interest only,
      interest at 8% through June 30, 1996, thereafter interest
      at the prime rate plus 1% not to exceed 10% (9.5% at
      December 31, 1995), outstanding principal balance of
      approximately $954,000 due on March 31, 2000...............          --     1,000,000
    Mortgage payable, due in 20 quarterly installments, the first four quarterly installments represent interest only,
      interest at the prime rate plus 1% not to exceed 10% (9.5%
      at December 31, 1995), outstanding principal balance of
      approximately $380,000 due on April 2, 2000................          --       400,000

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                                                                      1994         1995
                                                                   ----------   -----------
    Mortgage payable, due in 60 monthly installments including interest at 9.21%, outstanding principal balance of
      approximately $4,027,000 due on July 10, 2000..............          --     4,279,064
    Mortgage payable, due in 72 monthly installments including interest at 9.985%, outstanding principal balance of
      approximately $1,751,000 due on August 15, 2002............          --     1,913,915
    Mortgage payable, due in 120 monthly installments including interest at 8.46% through June 30, 2000, thereafter at the five-year U.S. Treasury rate plus 2.5% (7.88% at December
      31, 1995), outstanding principal balance of approximately
      $5,046,000 due on June 1, 2005.............................          --     6,567,357
    Note payable, due November 20, 2020, first twelve monthly
      payments represent interest only, interest at the prime
      rate plus 1% (9.5% at December 31, 1995), secured by the
      Clare Bridge project of Lower Makefield and all rents,
      income and furniture and equipment.........................          --     3,103,079
                                                                   ----------   -----------
    Total long-term debt.........................................   6,548,074    17,263,415
    Less current installments....................................     191,814       162,419
                                                                   ----------   -----------
    Total long-term debt, less current installments..............  $6,356,260   $17,100,996
                                                                    =========    ==========

     The Company is required to maintain letters of credit aggregating $1,000,000 under terms of the mortgage payable due June 1, 2005, until such time as Northampton Manor can maintain a certain minimum debt service coverage ratio for twelve consecutive months or until certain performance criteria are met.

     The mortgages payable are secured by security agreements and guarantees by the Company. In addition, certain security agreements require the Company to maintain collateral and debt reserve funds (see Notes 5 and 14).

     Interest paid for the years ended December 31, 1994 and 1995 was $142,270 and $1,044,863, respectively.

     Principal payments on long-term debt for the next five years and thereafter are as follows:

    1996....................................................................  $   162,419
    1997....................................................................      217,732
    1998....................................................................      235,332
    1999....................................................................      257,716
    2000....................................................................      282,228
    Thereafter..............................................................   16,107,988
                                                                              -----------
    Total long-term debt....................................................  $17,263,415
                                                                               ==========

(9) ACCRUED EXPENSES

     Accrued expenses are comprised of the following at December 31:

                                                                     1994          1995
                                                                   --------     ----------
    Accrued salaries and wages...................................  $255,935     $  332,097
    Advance rents and deposits...................................   520,133        545,584
    Other........................................................   135,881        302,448
                                                                   --------     ----------
    Total accrued expenses.......................................  $911,949     $1,180,129
                                                                   ========      =========

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(10) ADVANCES FROM AND NOTES PAYABLE TO UNCONSOLIDATED AFFILIATES

     Advances from and notes payable to unconsolidated affiliates consist of the following at December 31:

                                                                     1994           1995
                                                                  ----------     ----------
    Advances -- Evergreen.......................................  $  216,658             --
    Note payable -- Evergreen...................................   1,550,000             --
    Note payable -- minority stockholder........................      67,698             --
                                                                  ----------     ----------
    Total advances from and notes payable to unconsolidated
      affiliates................................................   1,834,356             --
    Less current installments...................................     284,356             --
                                                                  ----------     ----------
    Total advances from and notes payable to unconsolidated
      affiliates, less current installments.....................  $1,550,000             --
                                                                   =========      =========

     The advances and notes payable to Evergreen, interest at 9%, were paid in full in May 1995. See Note 11.

(11) STOCKHOLDERS' EQUITY

     The Company completed a private placement equity offering on May 26, 1995, resulting in net proceeds of $19,029,080, for 4,302,994 shares of its common stock. Simultaneously, the Company issued 917,150 shares of its stock to Evergreen as consideration for $2,677,342 cash received during 1994, which is reflected as common stock and additional paid-in capital in the accompanying balance sheet.


     The authorized capital stock of the Company consists of 30,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of $.01 par value preferred stock. At December 31, 1994 and 1995, there were 1,812,551 and 6,652,059 shares of common stock issued and outstanding, respectively, and no shares of preferred stock were issued and outstanding at such dates.


(12) STOCK OPTION PLAN

     The Company adopted an incentive compensation plan (the 1995 Plan) during 1995, which provides key employees of the Company performance incentives, and also provides a means of encouraging stock ownership in the Company by officers, directors, and key employees through the issuance of stock options.

     The Compensation Committee is authorized to designate recipients of the options, date of grants, the number of shares subject to options, and the time during which the options may be exercised. The price of stock options granted under the plan cannot be less than the fair market value of the shares at the time the options are granted.

     Options to purchase an aggregate of 459,902 shares of common stock were issued and outstanding at December 31, 1995, at a weighted average exercise price of $4.38 per share, of which options to purchase 103,483 shares were exercisable at such date.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

(13) INCOME TAXES

     Deferred tax assets and liabilities consist of the following at December
31:

                                                                     1994          1995
                                                                   --------     ----------
    Deferred tax assets:
      Net operating loss carryforwards...........................  $228,600     $  800,200
      Investment in unconsolidated affiliates....................     1,400        105,100
      Other......................................................    56,000        104,100
                                                                   --------     ----------
    Total deferred tax assets....................................   286,000      1,009,400
    Less valuation allowance.....................................   259,500        917,500
                                                                   --------     ----------
    Deferred tax assets, net of valuation allowance..............  $ 26,500     $   91,900
                                                                   --------     ----------
    Deferred tax liability -- tax versus book depreciation.......  $ 26,500     $   91,900
                                                                   ========      =========

     The Company has approximately $2,030,000 of net operating loss carryforwards for income tax purposes at December 31, 1995, which will begin to expire, if unused, beginning in the year 2008. The loss may be further limited as to future use due to the change in control provisions in the Internal Revenue Code which apply because of the issuance of stock in the private placement in May 1995.

(14) COMMITMENTS AND CONTINGENCIES

     The Company leases certain properties under non-cancelable operating leases that expire at various dates through the year 2014.

     Future annual minimum operating lease payments at December 31, 1995 are as follows:

    1996....................................................................  $ 1,088,249
    1997....................................................................    1,109,970
    1998....................................................................    1,137,957
    1999....................................................................    1,167,482
    2000....................................................................    1,077,870
    Thereafter..............................................................   15,514,590
                                                                              -----------
                                                                              $21,096,118
                                                                               ==========

     The Company has guaranteed specific obligations of several unconsolidated affiliates, totaling $5,680,000 at December 31, 1995. These obligations consist primarily of construction financing and lease agreements entered into by partially-owned limited partnerships. The Company anticipates that its unconsolidated affiliates will be able to perform under their respective financings and other obligations, and that no payments will be required and no losses will be incurred under such guarantees.

(15) SUBSEQUENT EVENTS

     The Company sold two assisted living residences for approximately $7,022,000 on January 22, 1996 and leased them back under a ten-year sale and lease-back agreement. The transaction produced a gain of approximately $1,083,000, which will be deferred and amortized over the lease period.

     On January 26, 1996 the Company acquired Heartland Retirement Services, Inc. (Heartland) for $5,500,000 cash plus 261,424 shares of the Company's common stock with an estimated market value of $1,749,000. The acquisition was effective as of January 1, 1996. This acquisition was financed with bridge financing of approximately $8,700,000 which was obtained from a private financial management firm whose president is a director of the Company. As of January 1, 1996, Heartland operated 20 assisted living residences.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

     On May 24, 1996, the Company acquired New Crossings International Corporation, a company which operates 15 assisted living residences as of May, 1996. The total purchase consideration was 2,007,049 shares of the Company's common stock with an estimated market value of $9,281,000. (unaudited)


     On May 24, 1996, the Company acquired the limited partnership interest in five Michigan limited partnerships owned by unrelated investors for aggregate consideration of 115,024 shares of redeemable common stock valued at $1,000,000 for accounting purposes and promissory notes in the aggregate principal amount of $2,900,000. These promissory notes are due and payable on January 31, 1997 and bear interest at the rate of 8% per annum. The Company also acquired 100% of the outstanding stock of ALS-Midwest pursuant to a merger transaction whereby the shareholders of ALS-Midwest, other than the Company, received, in exchange for their shares of ALS-Midwest, $300,000 in cash and 57,512 shares of the Company's redeemable common stock valued at $500,000 for accounting purposes. The shares of the Company's redeemable common stock issued in these transactions are entitled to certain rights to cause the Company to repurchase such shares in November 1997. The shares were not issued in contemplation of an initial public offering and were valued for accounting purposes at the $8.69 put price applicable to these shares. Contemporaneously with the merger, the Company refunded certain advances made to the Partnership (see note 6) by a cash payment of $700,000 and delivery of a promissory note in the amount of $1.4 million. This promissory note is due and payable on September 21, 1996 and bears interest at the rate of 9% per annum. (unaudited)


     On May 24, 1996, the Company raised approximately $2 million of equity capital through the private placement of 430,281 shares of the Company's common stock. (unaudited)

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                                                                  MARCH 31,
                                                                                     1996
                                                                                 ------------
                                           ASSETS
Current assets:
  Cash and cash equivalents....................................................  $  6,816,266
  Short-term investments.......................................................        50,000
  Resident receivables, net....................................................       235,647
  Other current assets.........................................................       424,323
                                                                                 ------------
          Total current assets.................................................     7,526,236
                                                                                 ------------
Property, plant and equipment, net.............................................    35,029,600
Long-term investments..........................................................     1,167,658
Investments in and advances to unconsolidated affiliates.......................     6,754,273
Other assets...................................................................     3,346,086
                                                                                 ------------
          Total assets.........................................................  $ 53,823,853
                                                                                  ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt.......................................  $    104,991
  Accounts payable.............................................................       388,917
  Accrued expenses.............................................................     1,360,067
                                                                                 ------------
          Total current liabilities............................................     1,853,975
                                                                                 ------------
Long-term debt, less current installments......................................    30,631,646
Other long-term liabilities....................................................     1,350,504
Minority interest..............................................................       637,088
Redeemable common stock........................................................     1,500,000
Stockholders' equity:
  Common stock and additional paid-in capital..................................    22,243,238
  Accumulated deficit..........................................................    (4,392,598)
                                                                                 ------------
          Total stockholders' equity...........................................    17,850,640
                                                                                 ------------
          Total liabilities and stockholders' equity...........................  $ 53,823,853
                                                                                  ===========


     See accompanying notes to condensed consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                   ----------------------------
                                                                      1995             1996
                                                                   ----------       -----------
Revenue:
  Resident service fees..........................................  $1,982,928        $4,033,003
  Other..........................................................      98,352           292,115
                                                                   ----------       -----------
Operating revenue................................................   2,081,280         4,325,118
                                                                   ----------       -----------
Operating expenses:
  Residence operations...........................................   1,347,562         3,241,020
  Lease expense..................................................     426,158           487,532
  General and administrative.....................................     582,620         1,583,452
  Depreciation and amortization..................................     145,257           365,237
                                                                   ----------       -----------
          Total operating expenses...............................   2,501,597         5,677,241
                                                                   ----------       -----------
Operating loss...................................................    (420,317)       (1,352,123)
                                                                   ----------       -----------
Other income (expense):
  Interest expense...............................................    (180,858)         (530,051)
  Interest income................................................       1,352           139,223
  Loss on sale of land...........................................          --           (20,766)
  Equity in (losses) income of unconsolidated affiliates.........      38,913           (84,809)
  Minority interest in losses of consolidated subsidiaries.......      22,413            44,699
                                                                   ----------       -----------
          Total other expense, net...............................    (118,180)         (451,704)
                                                                   ----------       -----------
Net loss.........................................................   $(538,497)      $(1,803,827)
                                                                    =========        ==========
Net loss per share...............................................      $(0.18)           $(0.22)
                                                                    =========        ==========
Weighted average shares outstanding..............................   2,959,478         8,060,411
                                                                    =========        ==========

     See accompanying notes to condensed consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
Cash flows from operating activities:
  Net loss........................................................  $  (538,497)    $(1,803,827)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization................................      145,257         365,237
     (Increase) decrease in net resident receivables..............       14,678        (439,480)
     (Increase) decrease in other current assets..................      (32,079)         85,750
     Decrease in accounts payable.................................      (76,365)       (515,886)
     Increase in accrued expenses.................................      890,265          56,258
     Changes in other assets and liabilities and other
      adjustments.................................................   (1,494,090)      1,048,059
                                                                    -----------     -----------
Net cash used in operating activities.............................   (1,090,831)     (1,203,887)
                                                                    -----------     -----------
Cash flows from investing activities:
  Sale of property under lease....................................           --       5,975,101
  Payments for property, plant and equipment and project
     development costs............................................   (6,831,962)     (2,406,859)
  Changes in investments in and advances to unconsolidated
     affiliates...................................................      658,016      (1,683,548)
  Increase in long-term investments...............................           --          15,447
  Cash from acquisition...........................................           --       1,100,100
                                                                    -----------     -----------
Net cash provided by (used in) investing activities...............   (6,173,946)      3,000,241
                                                                    -----------     -----------
Cash flows from financing activities:
  Repayments of long-term debt....................................   (1,491,323)     (8,203,331)
  Proceeds from issuance of long-term debt........................   11,050,000      10,026,464
  Changes in advances from and notes payable to unconsolidated
     affiliates...................................................   (1,834,356)             --
  Issuance of common stock and other capital contribution.........           --         248,815
                                                                    -----------     -----------
Net cash provided by financing activities.........................    7,724,321       2,071,948
                                                                    -----------     -----------
Net increase in cash and cash equivalents.........................      459,544       3,868,302
Cash and cash equivalents:
  Beginning of period.............................................      310,814       2,947,964
                                                                    -----------     -----------
  End of period...................................................  $   770,358     $ 6,816,266
                                                                     ==========      ==========

     See accompanying notes to condensed consolidated financial statements.

               ALTERNATIVE LIVING SERVICES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The condensed consolidated balance sheet as of March 31, 1996 and condensed consolidated statements of operations and cash flows for the three months ended March 31, 1995 and 1996 contained herein, which are unaudited, include the accounts of the Company and its affiliates which are under the common financial control of the Company. All significant intercompany accounts have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Adjustments consist only of normal recurring items. The results of operations for the three months ended March 31, 1995 and 1996, are not necessarily indicative of the results to be expected for the full fiscal year.

     The condensed consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Reference is made to the Company's audited financial statements and the related notes as of December 31, 1994 and 1995 and for each of the years then ended, which provide additional disclosures and a further description of accounting policies.

(2) BUSINESS COMBINATION


     On January 26, 1996 the Company acquired Heartland Retirement Services, Inc. (Heartland) for $5,500,000 cash plus 261,424 shares of the Company's common stock with an estimated market value of $1,749,000. The shares of the Company's common stock issued are entitled to certain rights to cause the Company to repurchase such shares in March 1997. These shares were not issued in contemplation of an initial public offering and were valued for accounting purposes at the $8.69 put price applicable to these shares. The pro forma effect of the Heartland acquisition as if the acquisition had been effective as of January 1, 1995 is not included as it is not material to the March 31, 1995 results due to Heartland's limited operations during such period. The acquisition was effective as of January 1, 1996. This acquisition was financed by a bridge loan of approximately $8,700,000 which was obtained from a private financial management firm whose president is a director of the Company. As of January 1, 1996, Heartland operated 20 assisted living residences.


(3) NEW ACCOUNTING STANDARDS

     Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effect of adopting Statement 121 was not material to the Company's financial statements.

     Effective January 1, 1996, the Company adopted FASB Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Company has elected to continue to account for stock-based compensation arrangements under APB Opinion No. 25. However the Company will begin to disclose the pro forma effect on net income and earnings per share of the fair value-based accounting for those arrangements, as required by Statement 123, beginning with its 1996 annual report.

(4) SUBSEQUENT EVENTS


     On May 24, 1996, the Company acquired New Crossings International Corporation a company which operates 15 assisted living facilities as of May, 1996. The total purchase consideration was 2,007,049 shares of the Company's common stock with an estimated value of $9,281,000. The shares of the Company's common stock were not issued in contemplation of an initial public offering and were valued for accounting purposes at the estimated fair value of the common stock at the time of the transaction (fair value determined based on recent, arm's length sale transactions).



     On May 24, 1996, the Company acquired the limited partnership interest in five Michigan limited partnerships owned by unrelated investors for aggregate consideration of 115,024 shares of redeemable common stock valued at $1,000,000 for accounting purposes and promissory notes in the aggregate principal amount of $2,900,000. These promissory notes are due and payable on January 31, 1997 and bear interest at the rate of 8% per annum. The Company also acquired 100% of the outstanding stock of ALS-Midwest pursuant to a merger transaction whereby the shareholders of ALS-Midwest, other than the Company, received, in exchange for their shares of ALS-Midwest, $300,000 in cash and 57,512 shares of the Company's redeemable common stock valued at $500,000 for accounting purposes. The shares of the Company's redeemable common stock issued in these transactions are entitled to certain rights to cause the Company to repurchase such shares in November 1997. The shares were not issued in contemplation of an initial public offering and were valued for accounting purposes at the $8.69 put price applicable to these shares. Contemporaneously with the merger, the Company refunded certain advances made to the Partnership by a cash payment of $700,000 and delivery of a promissory note in the amount of $1.4 million. This promissory note is due and payable on September 21, 1996 and bears interest at the rate of 9% per annum.



     On May 24, 1996, the Company raised approximately $2 million of equity capital through the private placement of 430,281 shares of the Company's common stock. The shares of the Company's common stock issued were not issued in contemplation of an initial public offering.


     On May 17, 1996, the Board of Directors authorized and the stockholders approved the filing of a Restated Certificate of Incorporation that provides for
(a) the authorization of 5 million shares of preferred stock, $0.01 par value, the terms of which may be determined by the Board of Directors from time to time, (b) the authorization of 30 million shares of common stock, $0.01 par value, and (c) 1,812.55 for 1 stock split of its common stock. Accordingly, the stock split and the changes in preferred and common stock have been given retroactive effect in the accompanying condensed consolidated financial statements.

     In connection with an anticipated initial public offering (IPO), the Company intends to file a registration statement with the Securities and Exchange Commission (SEC). Pursuant to the requirements of the SEC, for purposes of net loss per share, common stock issued and common stock options granted at per share amounts less than the anticipated IPO price per share subsequent to May 1995 have been reflected as outstanding for all periods presented. Accordingly, weighted average shares outstanding was increased by 1,146,928 shares for the effect of such common stock and stock options.


     The Company has granted stock options to officers, directors and employees of the Company in 1996 for an aggregate of 329,246 shares of the Company's common stock at exercise prices ranging between $7.21 to $8.69 per share. None of these stock options were granted in contemplation of an initial public offering. The exercise price for each of these options exceeded the $4.65 per share estimated fair value of the underlying shares of common stock at the time of grant (fair value determined based on recent, arm's length sale transactions). Accordingly, no compensation expense was recognized in connection with these option grants.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heartland Retirement Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Heartland Retirement Services, Inc. (a majority owned subsidiary of Heartland Development Corporation) and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period from inception, January 11, 1993, through December 31, 1993, and for each of the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 9 to the financial statements, on January 26, 1996, the shareholders of Heartland Retirement Services, Inc. sold all of their stock to Alternative Living Services, Inc.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Retirement Services, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from inception, January 11, 1993, through December 31, 1993, and for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
January 26, 1996.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1994 AND 1995


                                                                         1994           1995
                                                                      ----------     ----------
ASSETS
Current assets:
  Cash and cash equivalents.........................................  $  122,209     $1,100,100
  Resident receivables..............................................     131,748        185,617
  Due from related party............................................     584,317             --
  Food inventory....................................................          --         18,606
  Prepaids and other current assets.................................       2,423         71,641
                                                                      ----------     ----------
          Total current assets......................................     840,697      1,375,964
Property and equipment:
  Land..............................................................      76,045        743,519
  Land improvements.................................................          --         27,355
  Buildings.........................................................          --      6,307,150
  Furniture and fixtures............................................      38,779        555,167
  Computers and equipment...........................................      20,290        108,230
  Construction in progress..........................................      24,698        180,042
                                                                      ----------     ----------
                                                                         159,812      7,921,463
  Less -- Accumulated depreciation..................................      (3,667)       (77,592)
                                                                      ----------     ----------
                                                                         156,145      7,843,871
                                                                      ----------     ----------
Investments and other assets:
  Investments.......................................................      57,586        282,577
  Goodwill..........................................................          --         12,771
  Other assets, net of amortization.................................     118,017         94,230
  Deferred income taxes.............................................      48,466        137,323
                                                                      ----------     ----------
                                                                         224,069        526,901
                                                                      ----------     ----------
          Total assets..............................................  $1,220,911     $9,746,736
                                                                       =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................  $   33,274     $  161,680
  Real estate taxes payable.........................................       1,040         80,453
  Other accrued expenses............................................      71,424        109,887
  Deferred revenue..................................................     144,761        120,820
  Construction note payable.........................................      97,369             --
  Income taxes payable..............................................       1,782             --
  Due to related party..............................................          --      4,433,878
  Current maturities of mortgage note payable.......................          --         41,454
                                                                      ----------     ----------
          Total current liabilities.................................     349,650      4,948,172
Mortgage notes payable..............................................          --      3,556,192
Minority interest...................................................          --         32,042
Common Stock subject to repurchase..................................      28,000        150,000
Shareholders' equity
  Common stock, $1 par value; authorized 9,000 shares; issued and
     outstanding 100 shares.........................................          98             97
  Additional paid-in capital........................................   1,376,760      2,482,628
  Accumulated deficit...............................................    (533,597)    (1,422,395)
                                                                      ----------     ----------
          Total shareholders' equity................................     843,261      1,060,330
                                                                      ----------     ----------
          Total liabilities and shareholders' equity................  $1,220,911     $9,746,736
                                                                       =========      =========


  The accompanying notes to financial statements are an integral part of these balance sheets.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
     FOR THE PERIOD FROM INCEPTION (JANUARY 11, 1993) TO DECEMBER 31, 1993
               AND FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                               1993        1994         1995
                                                             ---------   ---------   -----------
Revenue:
  Resident service fees....................................  $      --   $      --   $ 1,140,779
  Other....................................................    260,834     359,062       281,951
                                                             ---------   ---------   -----------
Operating revenue..........................................    260,834     359,062     1,422,730
Operating expenses:
  Operating and maintenance................................         --          --       207,443
  Salary and related costs.................................    146,817     308,665     1,413,796
  General and administrative...............................    430,659     648,325       861,387
  Real estate taxes and insurance..........................         --       2,915        54,111
  Depreciation and amortization............................     16,307       9,188       108,486
                                                             ---------   ---------   -----------
          Total operating expenses.........................    593,783     969,093    (2,645,223)
  Operating loss...........................................   (332,949)   (610,031)   (1,222,493)
Other income (expense):
  Equity in losses of unconsolidated affiliates............         --      (1,617)      (47,496)
  Interest expense.........................................         --          --      (226,807)
  Interest income..........................................      9,366      52,175         8,901
  Minority interest in losses of consolidated subsidiary...         --          --        12,958
                                                             ---------   ---------   -----------
          Net loss before income taxes.....................   (323,583)   (559,473)   (1,474,937)
Income tax benefit.........................................    129,838     219,621       586,139
                                                             ---------   ---------   -----------
          Net loss.........................................  $(193,745)  $(339,852)  $  (888,798)
                                                             =========   =========    ==========

  The accompanying notes to financial statements are an integral part of these statements.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (JANUARY 11, 1993) TO DECEMBER 31, 1993
               AND FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                             ADDITIONAL
                                                    COMMON    PAID-IN     ACCUMULATED
                                                    STOCK     CAPITAL       DEFICIT       TOTAL
                                                    ------   ----------   -----------   ----------
Balances at January 11, 1993......................   $100    $    2,758   $        --   $    2,858
  Net loss........................................     --            --      (193,745)    (193,745)
  Reclassification to common stock subject to
     repurchase...................................     (1)      (18,999)           --      (19,000)
  Capital contribution from Parent................     --     1,402,000            --    1,402,000
                                                    ------   ----------   -----------   ----------
Balances at December 31, 1993.....................     99     1,385,759      (193,745)   1,192,113
  Net loss........................................     --            --      (339,852)    (339,852)
  Reclassification to common stock subject to
     repurchase...................................     (1)       (8,999)           --       (9,000)
                                                    ------   ----------   -----------   ----------
Balances at December 31, 1994.....................     98     1,376,760      (533,597)     843,261
  Net loss........................................     --            --      (888,798)    (888,798)
  Reclassification to common stock subject to
     repurchase...................................     (1)     (121,999)           --     (122,000)
  Capital contribution from Parent................     --     1,227,867            --    1,227,867
                                                    ------   ----------   -----------   ----------
Balances at December 31, 1995.....................   $ 97    $2,482,628   $(1,422,395)  $1,060,330
                                                    ======    =========    ==========    =========


  The accompanying notes to financial statements are an integral part of these statements.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE PERIOD FROM INCEPTION (JANUARY 11, 1993) TO DECEMBER 31, 1993
               AND FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                              1993         1994         1995
                                                           -----------   ---------   -----------
Cash flows from operating activities:
  Net loss...............................................  $  (193,745)  $(339,852)  $  (888,798)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Depreciation and amortization.......................       27,566       9,188       108,486
     Deferred income taxes...............................      (19,836)    (28,630)      (85,857)
     Changes in operating assets and liabilities --
       Increase in accounts receivable...................     (113,854)    (12,243)      (53,869)
       (Increase) decrease in due from related party.....       11,341    (273,401)      584,317
       (Increase) decrease in prepaids and other current
          assets.........................................      (12,630)      5,958       (87,824)
       Increase in other noncurrent assets...............           --     (15,420)      (23,545)
       Increase in accounts payable and accrued
          expenses.......................................       47,848      47,596       166,869
       Increase (decrease) in deferred revenue...........       22,325     122,436       (23,941)
       Increase (decrease) in taxes payable..............        5,273      (3,491)       77,631
                                                           -----------   ---------   -----------
          Cash used in operations........................     (225,712)   (487,859)     (229,531)
Cash flows from investing activities:
  Loan to Parent.........................................   (1,145,000)         --            --
  Parent loan repayment..................................           --     698,000       447,000
  Purchase of equity investments.........................       (8,770)    (46,842)     (224,991)
  Payments for property and equipment....................           --    (159,812)   (6,874,642)
                                                           -----------   ---------   -----------
          Cash provided by (used in) investing
            activities...................................   (1,153,770)    491,346    (6,652,633)
Cash flows from financing activities:
  Net proceeds from mortgage notes payable...............           --      97,369     3,500,277
  Capital contribution from Parent.......................    1,402,000          --       340,858
  Net contribution of minority interest in subsidiary....           --          --        32,042
  Loans from related parties.............................           --          --     3,986,878
  Financing costs........................................           --      (2,050)           --
                                                           -----------   ---------   -----------
          Cash provided by financing activities..........    1,402,000      95,319     7,860,055
  Net increase in cash...................................       22,518      98,806       977,891
  Cash at beginning of period............................          885      23,403       122,209
                                                           -----------   ---------   -----------
  Cash at end of period..................................  $    23,403   $ 122,209   $ 1,100,100
                                                            ==========   =========    ==========
  Cash paid during the year for interest.................           --          --   $   181,551
  Cash received during the year for taxes................           --          --   $   366,359
  Direct purchase of property by Parent..................           --          --   $   887,009

  The accompanying notes to financial statements are an integral part of these statements.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     Heartland Retirement Services, Inc. ("Heartland"), a 95.5% owned subsidiary of Heartland Development Corporation ("HDC" or "Parent") was incorporated on January 11, 1993, to provide assisted-living products and services to older adults. Heartland has developed an assisted-living trademark, known as WovenHearts(R), which is marketed and franchised in Wisconsin and the continental United States. Heartland develops, owns and operates a number of community based residential facilities operating under the WovenHearts name. Residents require assistance with the activities of daily living and, thus, are no longer able to live independently. Each resident pays a monthly fee that covers the use of an individual living unit and common areas, as well as utilities, meals, housekeeping and assistance with the routine activities of daily living such as bathing and dressing. Heartland also provides retirement housing consulting services.

     WovenCare Systems, Inc. ("WovenCare"), formerly Hennig & Associates, Inc., is a wholly owned subsidiary of Heartland which provides property management services for various assisted living residences.

     As of December 31, 1995, the Company owned, and consolidated in its financial statements, 12 assisted living facilities with 15 to 20 units each, as follows:

                                                                  PERCENT       COMMENCED
                LEGAL ENTITY                     LOCATION          OWNED        OPERATIONS
    ------------------------------------  ----------------------  --------   ----------------
    Heartland Retirement Services         Clintonville,
      Clintonville Associates, LLC        Wisconsin                  100%    July, 1995
    Heartland Retirement Services
      Edgerton Associates, LLC            Edgerton, Wisconsin        100     October, 1995
    Heartland Retirement Services
      Janesville Associates, LLC          Janesville, Wisconsin      100     October, 1995
    Heartland Retirement Services
      Jefferson I Associates, LLC         Jefferson, Wisconsin       100     October, 1995
    Heartland Retirement Services
      Kaukauna Associates, LLC            Kaukauna, Wisconsin        100     July, 1995
    Heartland Retirement Services
      Manitowoc Associates, LLC           Manitowoc, Wisconsin       100     December, 1995
    Heartland Retirement Services
      Neenah Associates, LLC              Neenah, Wisconsin          100     Anticipated
                                                                             February, 1996
    Heartland Retirement Services
      New London Associates, LLC          New London, Wisconsin      100     April, 1995
    Heartland Retirement Services
      Onalaska Associates, LLC            Onalaska, Wisconsin        100     June, 1995
    Heartland Retirement Services
      Platteville Associates, LLC         Platteville, Wisconsin    72.7     November, 1995
    Heartland Retirement Services
      Rice Lake Associates, LLC           Rice Lake, Wisconsin       100     October, 1995
    Heartland Retirement Services
      Shawano Associates, LLC             Shawano, Wisconsin         100     July, 1995

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

  Consolidation policy

     The consolidated financial statements include the accounts of Heartland and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts are eliminated in consolidation. The 1993 accounting period covered by the accompanying financial statements is from January 11, 1993 (commencement of operations) through December 31, 1993.

  Investments

     Heartland and its subsidiaries are general partners in three limited partnerships and members in four limited liability companies that each own a single community based retirement facility. The Company's investment in each of these entities at December 31, 1995 is between .5% and 50%. These investments are accounted for under the equity method in which Heartland records its proportionate share of the partnership's or limited liability company's net income or loss.

  Cash and cash equivalents

     Cash and cash equivalents include cash on deposit held at financial institutions with original maturities of three months or less.

  Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the following estimated useful lives of the assets:

                                                                                    YEARS
                                                                                    ----
    Buildings.....................................................................   40
    Furniture and fixtures........................................................   12
    Computers and equipment.......................................................  3-5

     Interest incurred during construction periods is capitalized as part of the building costs. Capitalized interest was $46,490 in the year ended December 31, 1995. There was no interest capitalized during the years ended December 31, 1993 and 1994. Capitalized interest costs are computed using the borrowing rate for construction expenditures (9.75% for 1995).

     Maintenance and repair costs are charged to expense as incurred, and renewals and improvements are added to property.

     As of each balance sheet date, the Company's management evaluates the carrying value of property, plant and equipment for possible impairment based upon the expectation of undiscounted operating cash flows derived from the use of the assets.

  Construction in progress

     Construction in progress at December 31, 1994 and 1995 relates to one project and 14 projects, respectively. The 1995 projects are scheduled for completion in 1996 and are at various stages of development. Construction in progress on these projects include earnest money deposits on land purchases, building permits, architecture plans, site analysis and other development costs associated with the facilities. The 1994 project has been completed.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

  Other noncurrent assets

     Other noncurrent assets consist of the following as of December 31:

                                                                                AMORTIZATION
                                                        1994        1995            LIFE
                                                      --------     -------     ---------------
    Trademark costs.................................  $  7,123     $ 6,013     7 years
    Financing costs.................................     2,050      43,209     Term of debt
    Franchise costs.................................    36,896      36,052     5 years
    Brochures.......................................    71,948          --     As used
    Other...........................................        --       8,956     1 year or less
                                                      --------     -------
                                                      $118,017     $94,230
                                                      ========     =======

  Revenue recognition

     Revenues are recorded when services are rendered and consist primarily of residents' fees for basic housing and support services including routine nursing, and optional personalized assistance on a fee for service basis. The residency agreements are on a month to month basis. Heartland may adjust the monthly charge with 30 days advance notice.

     The Company charges its new residents an upfront, nonrefundable admission fee which is charged to residents to cover estimated costs of processing and evaluating new residents. Such admission fee revenues are included in residents' fees and are recorded when the fees are received and totaled approximately $0, $0 and $136,000 for the periods ended December 31, 1993, 1994, and 1995, respectively. The costs of processing and evaluating prospective new residents are expensed as incurred.

     Heartland also derives revenue from retirement housing consulting services and franchise sales. Consulting service revenue is recognized as services are performed and initial franchise fee revenue is recognized when all related franchise services have been performed. A monthly franchise fee based on a percentage of gross receipts is charged to the Company's three franchisees and is recognized as earned. Consulting service revenues were approximately $227,000, $115,000, and $45,000 for the periods ended December 31, 1993, 1994 and 1995, respectively. Franchise fee revenues were approximately $0, $72,500, and $47,500 for the periods ended December 31, 1993, 1994, and 1995, respectively. Consulting service and franchise fee revenues are included in other revenues in the financial statements.

     Heartland receives a development fee for services related to facility start-up costs. These services include, but are not limited to governmental approvals, facility design, construction management, financing negotiation, licensing, and initial resident lease-up. Revenues are recognized over the construction period and totaled approximately $0, $139,500, and $80,500 for the periods ended December 31, 1993, 1994 and 1995, respectively.

     The deferred revenue represents that portion of franchise revenues and development fee revenues that have been billed, but for which services have not yet been provided.

  Income taxes

     Deferred income taxes are provided for differences in the financial reporting and income tax basis of assets and liabilities.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

  Goodwill

     Costs in excess of fair market value at date of acquisition have been recorded as goodwill and amortized over fifteen years on a straight-line basis. The Company's management periodically evaluates goodwill for impairment based upon the future economic benefit of the recorded balance.

  Fair value of financial instruments

     The carrying amounts of cash and cash equivalents approximate fair value because of the short-term nature of these accounts and because they are invested in accounts earning market rates of interest. The carrying amount of the Company's debt approximates fair value because the interest rates approximate the current rates available to the Company.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ACQUISITION OF ASSISTED LIVING FACILITIES

     In 1995, the Company purchased nine assisted living facilities for $5,295,739 (including closing costs of $12,489). The acquisitions have been accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired based on the estimated fair value of such assets at date of acquisition. Allocation of the cash purchase price is summarized as follows:

    Land.....................................................................  $  310,600
    Building.................................................................   4,755,807
    Furniture and equipment..................................................     287,000
    Construction in progress.................................................      65,129
    Goodwill.................................................................      15,871
    Liabilities assumed......................................................    (138,668)
                                                                               ----------
    Total cash purchase price................................................  $5,295,739
                                                                                =========

(3) RELATED PARTY TRANSACTIONS

     The following is a summary of related party balances:

                                                                     1994         1995
                                                                   ---------   -----------
    Due from related parties:
      Parent.....................................................  $ 805,674   $   158,482
      Other......................................................     17,712       286,244
                                                                   ---------   -----------
                                                                     823,386       444,726
                                                                   ---------   -----------
    Due (to) related parties:
      Parent.....................................................   (232,437)   (3,263,269)
      Other......................................................     (6,632)   (1,615,335)
                                                                   ---------   -----------
                                                                    (239,069)   (4,878,604)
                                                                   ---------   -----------
    Net due (to) from related parties............................  $ 584,317   $(4,433,878)
                                                                   =========    ==========

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

     Included in the amount due from related parties at December 31, 1994 and 1995, is $447,000 and $277,744, respectively, for a related party loan. This loan is due on demand and bears interest based on the prime interest rate. The rate on this loan was 8.50% and 8.65% at December 31, 1994 and 1995, respectively. In addition, the amount due from Parent at December 31, 1994 and 1995, includes $306,692 and $158,482, respectively, for income taxes receivable (see Note 6).

     During 1993, 1994 and 1995, Heartland incurred approximately $228,000, $114,000 and $117,100, respectively, in allocated expenses from its sister company, which included office rent and vehicle mileage.

     Included in the amount due to Parent at December 31, 1994 and 1995 is $0 and $2,919,000, respectively, of 8.25% to 8.75% mortgage notes payable and $0 and $299,014, respectively of an 8.25% intercompany revolving credit agreement. Included in due to other at December 31, 1995, is a $1,583,000 8.25% note payable due to a sister company (see Note 9).

  Management and partnership fees

     WovenCare receives a 6% management fee and Heartland receives a 2% partnership management fee based on the gross receipts for certain of the entities in which they have investments. Heartland recognized management fees and partnership management fee service revenues of approximately $34,000, $32,000 and $109,000 in 1993, 1994, and 1995, respectively, from these related entities.

(4) MORTGAGE NOTES PAYABLE

     Mortgage notes payable consist of the following as of December 31, 1995:

    Mortgage notes payable to a financial institution; with varying annual payments including interest at 9.75% through 1997 and at 1% above prime thereafter; due March through November, 2000; secured by specific residence properties...................................................  $3,597,646
                                                                               ----------
    Total....................................................................   3,597,646
    Less -- Current maturities...............................................      41,454
                                                                               ----------
    Mortgage notes payable...................................................  $3,556,192
                                                                               ==========

     As of December 31, 1995, the following principal payments are scheduled:

    1996.....................................................................  $   41,454
    1997.....................................................................      50,812
    1998.....................................................................      52,189
    1999.....................................................................      57,627
    2000.....................................................................   3,395,564
                                                                               ----------
                                                                               $3,597,646
                                                                               ==========

(5) COMMON STOCK

     In 1993, Heartland issued 4.5 shares of its common stock to the minority shareholder in exchange for 100% of the minority shareholder's common stock in WovenCare. As a result of this transaction, WovenCare became a wholly owned subsidiary of Heartland.

     As part of this transaction, Heartland entered into a shareholder agreement with the minority shareholder. This agreement allows the minority shareholder to put any or all of his Heartland common stock to the Company during a 30-day period each year beginning in 1997 at the greater of 1.5 times book value or its fair market value, as defined. In addition, the agreement allows Heartland to purchase the stock from the minority

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES shareholder at 1.5 times book value or fair value upon the occurrence of certain events. The amounts classified as common stock subject to repurchase at each balance sheet date is based on an accretion to the earliest redemption date from the carrying value of the shares in the shareholders' equity to the redemption value at year end. As discussed in Note 9, the minority shareholder sold these shares on January 26, 1996.


(6) STOCK APPRECIATION RIGHTS

     A 1993 stock appreciation rights agreement between Heartland and its 4.5% minority shareholder was cancelled in January 1996, in connection with the sale of Heartland stock by the shareholders as discussed in Note 9. As none of the financial performance targets had been met, no provision has been recorded in the financial statements for these rights.

(7) INCOME TAXES

     Heartland has an agreement with its Parent for the apportionment of Federal income tax liabilities and benefits. The Parent calculates Federal taxes on a with and without Heartland basis and charges Heartland for its portion of any incremental Federal income tax liability. Conversely, the Parent will reimburse Heartland for any reduction of its Federal income tax liability related to the operations of Heartland. The income tax benefit receivable is included in due from related party.

     The income tax (provision) benefit consists of the following:

                                                               1993       1994       1995
                                                             --------   --------   --------
    Current:
      Federal..............................................  $115,275   $192,773   $497,232
      State................................................    (5,273)    (1,782)        50
    Deferred
                                                               19,836     28,630     88,857
                                                             --------   --------   --------
    Total..................................................  $129,838   $219,621   $586,139
                                                             ========   ========   ========


     A reconciliation between taxes computed at the federal statutory rate and the consolidated effective rate is as follows:



                                                            1993        1994        1995
                                                          ---------   ---------   ---------
    Income tax benefit based on statutory rate..........  $(110,018)  $(190,221)  $(501,478)
    Additional benefit resulting from:
      State income taxes................................    (17,312)    (28,729)    (75,738)
      Other, net........................................     (2,508)       (671)     (8,923)
                                                          ---------   ---------   ---------
              Total income tax benefit..................  $(129,838)  $(219,621)  $(586,139)
                                                          =========   =========   =========

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

     The components of the net deferred tax asset are as follows:



                                                                         1994       1995
                                                                        -------   --------
    Deferred tax asset:
      Net state income tax operating loss carryforwards...............  $44,991   $120,228
      Other...........................................................    7,455     33,828
                                                                        -------   --------
              Total deferred tax assets...............................   52,446    154,116
    Deferred tax liabilities:
      Property and equipment..........................................    2,797     16,311
      Other...........................................................    1,183        482
                                                                        -------   --------
              Total deferred tax liabilities..........................    3,980     16,793
                                                                        -------   --------
              Net deferred tax asset..................................  $48,466   $137,323
                                                                        =======   ========



     A valuation allowance has not been established for deferred tax assets as management has a qualifying tax planning strategy that relies on the Parent's resources that would result in the realization of the deferred tax assets.


     The net deferred income tax asset in the accompanying balance sheets include the following amounts of deferred income tax assets and liabilities:

                                                                         1994       1995
                                                                        -------   --------
    Deferred income tax asset.........................................  $52,446   $154,116
    Deferred income tax liability.....................................   (3,980)   (16,793)
                                                                        -------   --------
    Net deferred income tax asset.....................................  $48,466   $137,323
                                                                        =======   ========


     At December 31, 1995, the Company has recorded a deferred income tax asset related to the State of Wisconsin net operating loss carryforwards:


                                                NET OPERATING
 EXPIRE AT CLOSE OF TAX YEARS       YEAR             LOSS
      ENDED DECEMBER 31,          GENERATED      CARRYFORWARD
- ------------------------------    ---------     --------------
             2008                    1993         $  335,199
             2009                    1994            540,971
             2010                    1995          1,466,351
                                                --------------
                                                  $2,342,521
                                                 ===========


  Pro forma impact of income taxes computed on a separate return basis



     The accompanying financial statements reflect tax provisions that consider the benefits of including Heartland operations in a consolidated Federal tax return. Had the Heartland tax provisions been computed on a separate return basis, (a) Heartland would not reflect a benefit for the current tax reimbursements from the Parent, and (b) without a Parent company, Heartland management would not have been able to employ a qualified tax planning strategy and a valuation allowance would have been required for its net deferred tax assets. Accordingly, Heartland would not have recorded a tax benefit for any period under the separate return method. Net income on a pro forma basis assuming income taxes were computed on a separate return basis would have been as follows:



                                                             1993         1994          1995
                                                           ---------    ---------    -----------
Heartland pro forma net loss(a).........................   $(323,583)   $(559,473)   $(1,474,937)


- ---------------


(a) No adjustment has been made to consider the impact of interest income or expense that would have resulted from eliminating the cash payments from the Parent for reimbursement of income taxes.

              HEARTLAND RETIREMENT SERVICES, INC. AND SUBSIDIARIES

(8) COMMITMENTS

     As the general partner for Hennig Lodi Limited Partnership, WovenCare has guaranteed a mortgage note of $319,000 and a business note of $35,600. These notes are secured by the property of the limited partnership.

     Heartland has guaranteed its share of mortgage notes on behalf of several unconsolidated limited partnerships and limited liability companies in which the company has an ownership interest. The Heartland obligation is limited to its investment percentage in each development multiplied times the mortgage note balance due, or an aggregate of $3,864,642. These notes are secured by the property of each limited partnership or limited liability company. The mortgage note obligation of one of these entities is a $2.5 million Wisconsin Health and Educational Facilities Authority (WHEFA) revenue bond issue that the Parent has partially guaranteed with a letter of credit of $500,000. See Note 9.

     Heartland has entered into certain contracts for the construction of residential assisted-living residences in Minnesota and Wisconsin. Completion of the residences is scheduled throughout 1996. At December 31, 1995, approximately $17,000 is still to be incurred under the terms of these contracts.

     Heartland has also entered into agreements to purchase certain land and buildings during 1996, with the intention of constructing and operating assisted-living residences. At December 31, 1995, Heartland has approximately $1,292,000 net of earnest money deposits of outstanding commitments under these agreements.

     Heartland has also entered into development agreements to engage an outside party to locate and develop assisted-living residences within Wisconsin and Minnesota. Terms of these agreements specify that payments will be made upon completion of certain services including, among other things, site control and construction. At December 31, 1995, approximately $266,000 is still to be incurred assuming all terms of these contracts have been met.

     Heartland has entered into three franchise agreements which contain a provision whereby the franchisee has the right to terminate the franchise agreement upon a change in the controlling majority ownership of the Company. As indicated in Note 9, a change in ownership occurred in January 1996. Assuming these residences are leased up, if the franchisees terminate these agreements, the Company will forfeit approximately $35,000 of annual ongoing revenues.

(9) SALE OF HEARTLAND

     On January 26, 1996, the Heartland shareholders sold all of their stock to Alternative Living Services, Inc., an unrelated party. Heartland, at that time, became a wholly owned subsidiary of Alternative Living Services, Inc. Just prior to closing, the Parent made a capital contribution to Heartland, effective January 1, 1996, consisting of the $1,583,000 note payable to its sister company. In connection with the sale, all amounts due to or from related parties were repaid on January 26, 1996. Other than these amounts due to or from related parties, all other mortgage notes payable of Heartland continue to be obligations of Heartland after the sale. In addition, Alternative Living Services, Inc. provided a $500,000 cash deposit replacing the Parent letter of credit under the WHEFA bond facility.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
New Crossings International Corporation:

     We have audited the accompanying combined balance sheets of New Crossings International Corporation as of December 31, 1994 and 1995, and the related combined statements of operations, shareholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of New Crossings International Corporation as of December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Seattle, Washington
February 5, 1996

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995


                                                                        1994           1995
                                                                    ------------   ------------
ASSETS
Current assets:
  Cash............................................................  $    838,565   $  2,931,507
  Accounts receivable.............................................        98,036        219,481
  Notes receivable................................................        30,000             --
  Inventory.......................................................        52,690         56,225
  Prepaid rent....................................................        53,197        526,186
  Prepaid expenses................................................       158,848        150,930
                                                                    ------------   ------------
          Total current assets....................................     1,231,336      3,884,329
Property and equipment, net.......................................    57,143,327     10,323,996
Notes receivable from related party...............................       741,257             --
Loan fees, net of accumulated amortization of $611,918 and $30,696
  in 1994 and 1995, respectively..................................     1,063,796         36,278
Lease deposits....................................................        22,059      1,560,065
Other assets, net.................................................       654,682        375,437
                                                                    ------------   ------------
                                                                    $ 60,856,457   $ 16,180,105
                                                                     ===========    ===========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt, capital leases and
     financing obligation.........................................  $ 25,712,440   $    189,418
  Notes payable to related party..................................        53,075             --
  Accounts payable................................................       438,911        602,626
  Accrued payroll and payroll taxes...............................       303,778        426,315
  Accrued interest payable........................................     1,185,628      1,016,631
  Other accrued expenses..........................................       345,340        615,852
  Property taxes..................................................       614,888        310,203
  Unearned revenue................................................       228,760        157,578
                                                                    ------------   ------------
          Total current liabilities...............................    28,882,820      3,318,623
Security deposits.................................................       116,724         96,628
Deferred gain on sale.............................................            --     11,101,712
Long-term debt, capital leases and financing obligation...........    50,488,023     13,124,700
                                                                    ------------   ------------
          Total liabilities.......................................    79,487,567     27,641,663
                                                                    ------------   ------------
Mandatorily redeemable preferred stock -- Series A preferred, par value $.001, 240,000 shares issued and outstanding in 1995
  (liquidation preference of $25.00 per share)....................            --      6,000,000
Commitments and contingencies
Minority interest.................................................     1,148,724             --
Shareholders' deficit:
  Preferred stock, $.001 par value. Authorized 5,000,000
     shares -- Series B preferred stock, 260,000 shares issued and outstanding in 1995 (liquidation preference of $25.00 per
     share).......................................................            --            260
  Common stock, $.001 par value. Authorized 40,000,000 shares;
     issued and outstanding 150,000 and 192,563 shares in 1994 and
     1995,
     respectively.................................................           150            193
  Additional paid-in capital......................................        36,903      6,831,145
  Accumulated deficit.............................................   (19,816,887)   (24,293,156)
                                                                    ------------   ------------
          Total shareholders' deficit.............................   (19,779,834)   (17,461,558)
                                                                    ------------   ------------
                                                                    $ 60,856,457   $ 16,180,105
                                                                     ===========    ===========


            See accompanying notes to combined financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                     1993              1994              1995
                                                  -----------       -----------       -----------
Net revenues....................................  $17,977,881       $19,760,802       $21,725,841
                                                  -----------       -----------       -----------
Expenses:
  Residence operations..........................   10,432,107        11,183,617        12,444,171
  Lease expense.................................      301,987           322,000           673,475
  General and administrative....................    2,464,637         1,536,630         2,188,158
  Depreciation and amortization.................    1,795,595         2,047,608         1,888,446
  Provision for writedown of development
     projects...................................           --           258,000                --
                                                  -----------       -----------       -----------
          Total operating expenses..............   14,994,326        15,347,855        17,194,250
                                                  -----------       -----------       -----------
          Income from operations................    2,983,555         4,412,947         4,531,591
                                                  -----------       -----------       -----------
Other income (expense):
  Interest expense..............................   (6,705,690)       (6,020,798)       (6,361,595)
  Interest income...............................      131,181            89,835           153,721
  Other expense.................................           --                --          (256,686)
                                                  -----------       -----------       -----------
          Other expense, net....................   (6,574,509)       (5,930,963)       (6,464,560)
                                                  -----------       -----------       -----------
          Loss before extraordinary items and
            minority interest...................   (3,590,954)       (1,518,016)       (1,932,969)
Extraordinary items:
  Gains from extinguishment of debt.............      699,176                --           499,769
  Losses from extinguishment of debt............           --                --          (879,045)
                                                  -----------       -----------       -----------
          Loss before minority interest.........   (2,891,778)       (1,518,016)       (2,312,245)
Minority interest...............................        2,794            49,000            84,381
                                                  -----------       -----------       -----------
          Net loss..............................  $(2,894,572)      $(1,567,016)      $(2,396,626)
                                                   ==========        ==========        ==========


            See accompanying notes to combined financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                  COMBINED STATEMENTS OF SHAREHOLDERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                            PREFERRED
                         STOCK -- SERIES
                                B             COMMON STOCK     ADDITIONAL
                         ----------------   ----------------    PAID-IN     ACCUMULATED
                         SHARES    AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT         TOTAL
                         -------   ------   -------   ------   ----------   ------------   ------------
Balances at December
  31, 1992.............       --    $ --    150,000    $150    $   36,903   $(15,138,442)  $(15,101,389)
Distributions..........       --      --         --      --            --        (80,342)       (80,342)
Net loss...............       --      --         --      --            --     (2,894,572)    (2,894,572)
                         -------   ------   -------   ------   ----------   ------------   ------------
Balances at December
  31, 1993.............       --      --    150,000     150        36,903    (18,113,356)   (18,076,303)
                         -------   ------   -------   ------   ----------   ------------   ------------
Distributions..........       --      --         --      --            --       (136,515)      (136,515)
Net loss...............       --      --         --      --            --     (1,567,016)    (1,567,016)
                         -------   ------   -------   ------   ----------   ------------   ------------
Balances at December
  31, 1994.............       --      --    150,000     150        36,903    (19,816,887)   (19,779,834)
                         -------   ------   -------   ------   ----------   ------------   ------------
Distributions..........       --      --         --      --            --     (2,079,643)    (2,079,643)
Contribution -- transfer
  of development
  project to a
  shareholder..........       --      --         --      --       290,289             --        290,289
Issuance of Series B
  preferred stock......  260,000     260         --      --     6,499,740             --      6,500,000
Stock bonus grants.....       --      --     42,563      43         4,213             --          4,256
Net loss...............       --      --         --      --            --     (2,396,626)    (2,396,626)
                         -------   ------   -------   ------   ----------   ------------   ------------
Balances at December
  31, 1995.............  260,000    $260    192,563    $193    $6,831,145   $(24,293,156)  $(17,461,558)
                         =======   ======   =======   ======    =========    ===========    ===========

            See accompanying notes to combined financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                                           YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------
                                                                     1993           1994           1995
                                                                  -----------   ------------   ------------
Cash flows from operating activities:
  Net loss......................................................  $(2,894,572)  $ (1,567,016)  $ (2,396,626)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Gains from extinguishment of debt...........................     (699,176)            --       (499,769)
    Losses from extinguishment of debt..........................           --             --        879,045
    Provision for writedown of development projects.............           --        258,000             --
    Depreciation and amortization...............................    1,795,595      2,047,608      1,888,446
    Amortization of deferred gain...............................           --             --           (186)
    Amortization of discount on participation notes.............           --        (21,000)       (36,000)
    Stock bonus grants..........................................           --             --             43
    Write-off of note receivable from related party.............           --             --        107,870
    Loss (gain) on disposal of assets...........................           --         53,557         25,707
    Minority interest...........................................        2,794         49,000         84,381
    Reclassification from stockholder receivable to
      compensation..............................................      314,239         69,393         49,135
    Note payable issued for legal settlement....................      150,000             --             --
    Changes in operating assets and liabilities:
      Accounts receivable.......................................       95,018          9,406       (121,445)
      Inventory.................................................       (3,534)           226         (3,535)
      Prepaid rent..............................................       (1,073)        (7,476)      (472,989)
      Prepaid expenses..........................................        4,571        (52,124)         7,918
      Lease deposits............................................      (22,704)        16,592     (1,538,006)
      Other assets..............................................      354,768         13,956        279,245
      Accounts payable..........................................      190,178       (244,344)       163,715
      Accrued payroll and payroll taxes.........................       95,733        (44,471)       122,537
      Accrued interest payable..................................     (118,256)      (630,921)      (147,434)
      Other accrued expenses....................................     (103,577)       146,790        270,512
      Property taxes............................................      590,746         24,142       (304,685)
      Unearned revenue..........................................        7,111        104,786        (71,182)
      Security deposits.........................................      (50,062)       (27,441)       (20,096)
                                                                  -----------   ------------   ------------
         Net cash provided by (used in) operating activities....     (292,201)       198,663     (1,733,399)
                                                                  -----------   ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment...........................   (1,324,392)    (4,346,356)      (700,162)
  Sales of property and equipment...............................        7,312         90,430     44,770,804
  Investment in partnership.....................................       (1,000)            --             --
  Decrease in notes receivable..................................      235,758             --         30,000
  Decrease in notes receivable from related parties.............           --             --        584,252
  Purchase of minority interest.................................           --             --     (1,233,105)
  Issuance of note receivable to related party..................      (80,000)      (472,941)            --
                                                                  -----------   ------------   ------------
         Net cash provided by (used in) investing activities....   (1,162,322)    (4,728,867)    43,451,789
                                                                  -----------   ------------   ------------
Cash flows from financing activities:
  Proceeds from debt............................................    8,307,112     14,973,734        100,000
  Principal payments on debt....................................   (6,628,835)   (10,249,229)   (45,603,730)
  Increase in participation obligation..........................           --       (276,000)            --
  Discount on restructured notes payable........................           --        599,142             --
  Issuance of preferred stock...................................           --             --      6,500,000
  Payment of loan fees..........................................     (102,138)            --        (11,500)
  Advances from related parties.................................       31,200             --             --
  Payments to related parties...................................           --        (43,833)       (53,075)
  Distribution to partners......................................      (80,342)       (56,515)      (557,143)
                                                                  -----------   ------------   ------------
         Net cash provided by (used in) financing activities....    1,526,997      4,947,299    (39,625,448)
                                                                  -----------   ------------   ------------
         Net increase in cash...................................       72,474        417,095      2,092,942
Cash at beginning of year.......................................      348,996        421,470        838,565
                                                                  -----------   ------------   ------------
Cash at end of year.............................................  $   421,470   $    838,565   $  2,931,507
                                                                  ============  =============  =============


            See accompanying notes to combined financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  (a) Description of Business



     Crossings International Corporation (Old Crossings), based in Tacoma, Washington, was organized in 1984 to own, operate, develop and acquire assisted living and related senior living residences located primarily in the western United States. In connection with a restructuring of the assisted living and related senior living businesses of Old Crossings (the "Capital Restructuring"), New Crossings International Corporation (Crossings) was formed on December 21, 1995, and issued 192,563 shares of common stock for all of the outstanding shares of Old Crossings, which became a wholly-owned subsidiary of Crossings. The operations of Crossings are essentially the same as Old Crossings and, therefore, the financial statements essentially represent the operations of Crossings for all periods.



     The Capital Restructuring, which was effected in December 1995 (and January 1996, see Note 14), involved (i) the roll-up into Old Crossings of partnerships formerly controlled by Old Crossings and its affiliates, each of which owned one residence operated by Old Crossings, (ii) the sale of twelve residences by Old Crossings to a REIT and the simultaneous leaseback of such residences by Crossings and the refinancing of an additional residence owned by an affiliated partnership of Old Crossings and operated by Old Crossings, (iii) the issuance of Series A preferred stock of Old Crossings in exchange for satisfaction of indebtedness of Old Crossings, (iv) the exchange by the Old Crossings shareholders of the common and Series A preferred stock of Old Crossings for equal numbers of shares of common and Series A preferred stock of Crossings, (v) the issuance of Crossings Series B preferred stock in exchange for cash and (vi) the conveyance by Old Crossings of an owned residence and simultaneous lease of such residence to Old Crossings. Upon completion of the restructuring transactions, Crossings became the lessee and operator of fourteen of the facilities formerly operated by Old Crossings. For additional information related to the Capital Restructuring see Notes 4, 5, 6, 10 and 11.


  (b) Principles of Combination

     The accompanying combined financial statements reflect the combined operating results and financial position of the following assisted living and senior living residences all of which have common ownership, management and control through Old Crossings and, subsequent to December 21, 1995, Crossings (collectively referred to as the "Company"):

                                                    NUMBER OF
                         NAME                         UNITS                LOCATION
    ----------------------------------------------  ---------     --------------------------
    Inn at Canterbury.............................       60       Aurora, Colorado
    Canterbury Gardens............................      159       Aurora, Colorado
    The Palms at Loma Linda.......................      140       Loma Linda, California
    Columbia Edgewater Properties.................      128       Richland, Washington
    Heritage at Meridian Park.....................      112       Tualatin, Oregon
    Forest Grove Residential Center...............       88       Forest Grove, Oregon
    McMinnville Residential Center................       87       McMinnville, Oregon
    Atrium Associates.............................       82       Boulder, Colorado
    RiverPlace....................................       80       Boise, Idaho
    Ridge Point...................................       76       Boulder, Colorado
    Heritage at Rogue Valley......................       76       Medford, Oregon
    Heritage at Mount Hood........................       78       Gresham, Oregon
    Albany Residential Center.....................       74       Albany, Oregon
    Valley Park Associates........................       63       Albany, Oregon
                                                    ---------
                                                      1,303
                                                    ========

                    NEW CROSSINGS INTERNATIONAL CORPORATION

     The investors interest in all residences that are not wholly owned by the Company are recorded as minority interests.

     In addition, the Company owns a 1% interest in 2010 Union Limited Partnership (2010) a partnership which operates a 119 unit senior living residence. Effective December 21, 1995, the Company began leasing the residence. The operating results subsequent to this date are included in the combined financial statements. The investment in the 2010 partnership is accounted for on the cost basis since the Company is a limited partner and does not maintain control over partnership operations.

     All significant intercompany accounts and transactions have been eliminated in the accompanying combined financial statements.

  (c) Revenue Recognition

     Resident units are rented on a month-to-month basis and rent is recognized in the month the units are occupied.

  (d) Inventory

     Inventory consists of food and supplies and is stated at the lower of cost (first-in, first-out) or market.

  (e) Property Acquisition and Development Costs

     The Company capitalizes all costs incurred directly in acquiring and developing real estate. Among those costs are feasibility studies, land acquisition costs, construction and development period interest and real estate taxes, construction costs, and other direct project costs. These costs are capitalized only to the extent that they are incurred prior to the date of substantial completion or when a certificate of occupancy is issued and to the extent considered recoverable through future operating cash flows of the facility.

  (f) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which range from five to seven years for fixtures and equipment and forty years for buildings. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the lease term.

     As of each balance sheet date, the Company's management evaluates the carrying value of property, plant and equipment for possible impairment based upon the expectations of undiscounted operating cash flows derived from the use of the assets.

  (g) Loan Fees

     Deferred loan fees are amortized using the straight-line method over the term of the related debt which ranges from four to forty years.


  (h) Income Taxes


     Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

                    NEW CROSSINGS INTERNATIONAL CORPORATION
the enactment date. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

     The combined deferred income taxes reflect income taxes as if all combined residences were C-corporations.


  (i) Use of Estimates


     The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  (j) Reclassifications



     Certain 1993, 1994 and 1995 amounts have been reclassified from amounts previously reported.


(2) STATEMENTS OF CASH FLOWS

     Supplemental disclosures of cash flow information are as follows:

                                                                     DECEMBER 31,
                                                         ------------------------------------
                                                            1993         1994         1995
                                                         ----------   ----------   ----------
    Interest paid......................................  $6,386,946   $5,659,142   $5,961,595
    Interest capitalized...............................     288,953      347,338           --

     The following is a summary of noncash investing and financing activities:

        - Debt of $2,512,500 was relieved as a result of a statutory Warrant Deed for the property in lieu of foreclosure in 1994.

        - The Company purchased equipment under capital leases totaling $25,130, $108,067 and $70,966 for the years ended December 31, 1993, 1994 and 1995, respectively.


        - In 1994, a note receivable from a partner of an affiliate for $80,000 was charged against the capital interest in one of the partnership accounts as a result of litigation.


        - In 1995, notes payable of $62,500 were issued to former partners as part of an equity distribution.

        - In 1995, fixed assets, other assets, interest payable and debt of approximately $2,775,000, $74,000, $21,000 and $3,100,000, respectively, related to the Legends condominium project were transferred to a corporation owned by the president of the Company (note 4). As the liabilities assumed exceeded the assets transferred, a contribution of $290,000 was recorded by the Company.

        - In 1995, mortgage notes payable of approximately $9,304,000 were assumed by Nationwide Health Properties, Inc. (NHP), a real estate investment trust, in conjunction with a sale/leaseback transaction.


        - In 1995, $6,000,000 of Series A Preferred Stock was issued in satisfaction of certain mortgage debt as part of the restructuring.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:


                                                                 1994              1995
                                                              -----------       -----------
    Land....................................................  $ 4,922,407       $   750,748
    Buildings and improvements..............................   55,020,996        10,608,904
    Fixtures and equipment..................................    2,883,669         1,140,899
    Leasehold improvements..................................       45,601            47,720
                                                              -----------       -----------
                                                               62,872,673        12,548,271
    Less accumulated depreciation and amortization..........    7,744,691         2,245,975
    Construction in progress................................    2,015,345            21,700
                                                              -----------       -----------
                                                              $57,143,327       $10,323,996
                                                               ==========        ==========



     Depreciation and amortization expense related to property and equipment was $1,604,973, $1,708,961 and $1,780,530 in 1993, 1994 and 1995, respectively.



     At December 31, 1994 and 1995, property and equipment includes $4,199,799 of buildings and improvements and $475,514 and $505,204, respectively, of fixtures and equipment held under capital leases and related financing obligations. Related accumulated amortization totaled $860,146 and $966,140, respectively.


     Substantially all property and equipment serve as collateral for long-term debt (note 5). On December 21, 1995, most of this property and equipment was included in the sales/leaseback transaction more fully described in note 6.


     The Legends condominium project was originally planned to be a senior living co-op community. During 1994, the Company finalized the redefinition of this project as a senior condominium project. In conjunction with the re-defined nature of the project, the Company expensed $258,000 in 1994 for costs, including design, architectural and legal fees, associated with the original business purpose which had no future benefit. In June 1995, the Company transferred all assets and liabilities related to the Legends condominium, including the first mortgage, to a corporation that is owned by the Company's president. The transaction resulted in a contribution of $290,289 as the liabilities assumed exceeded the assets.


(4) RELATED-PARTY TRANSACTIONS

     At December 31, 1994, the Company had an unsecured interest only stockholder note receivable, due January 1, 2024 with a balance of $633,387. The Company also had a note receivable of $107,870 with 2010, interest and principal both due upon maturity. Both notes had interest rates of 8.50%. The stockholder note was repaid to the Company during 1995 and the note receivable with 2010 was written off.

     At December 31, 1994, the Company also owed an officer and a former officer of Crossings $32,475 and $20,600, respectively. Officers notes payable had matured December 12, 1993. The officer and former officer agreed to extend the payments on a month-to-month basis provided the Company paid an extension fee totaling $1,250 each per month. The amounts were paid during 1995.

     Crossings Aviation, Inc. is wholly owned by the president of the Company. During 1993, 1994 and 1995, the Company paid approximately $121,859, $42,500 and $31,000, respectively, to the aviation company for travel services.


     Prior to 1993, the Company invested $500,836 in 2010 in which the Company's president maintains a 99% general partnership interest. Subsequently, in December 1993, the Company determined that, due to the impaired financial condition of the 2010 partnership, the probability of realizing other than a de minimus value from the investment was remote, and the investment was written off. The write-off has been included in

                    NEW CROSSINGS INTERNATIONAL CORPORATION
general and administrative expense in 1993. On December 21, 1995, in conjunction with 2010's mortgage financing transaction with a real estate investment trust, the Company entered into an operating lease with 2010. The Company retains a 1% limited partnership interest in 2010.


(5) LONG-TERM DEBT, CAPITAL LEASE AND FINANCING OBLIGATIONS



     Long-term debt, capital lease and financing obligations consist of the following at December 31:



                                                                     1994          1995
                                                                  -----------   -----------
    Mortgage notes payable, fixed interest rates of 8% to
      10.9%.....................................................  $45,221,624   $        --
    Mortgage notes payable, variable interest rates of 6.9% to
      9.75%.....................................................    6,985,599            --
    Project development notes payable, interest rates of 10% to
      12%.......................................................    4,648,816            --
    Project development notes, non interest bearing.............      205,000            --
    Equity participation notes, including contingent
      participation
      obligations...............................................   13,263,279            --
    Sale/leaseback financing obligation, variable interest at
      the 11th District FHLB rate plus 2 3/4%, payable in
      monthly installments, due 2001............................    5,678,600     5,562,173
    Capital lease obligations, interest at rates between 3.4%
      and 23% payable in monthly installments, due through
      2000......................................................      197,545       178,870
                                                                  -----------   -----------
                                                                   76,200,463     5,741,043
    Debt refinanced long-term through a sale/leaseback financing transaction (see note 14):
      Mortgage notes payable, fixed interest rates of 8% to
         10.9%..................................................           --     6,085,900
      Equity participation notes, including contingent
         participation
         obligations............................................           --     1,487,175
                                                                  -----------   -----------
                                                                   76,200,463    13,314,118
    Less current portion........................................   25,712,440       189,418
                                                                  -----------   -----------
              Total long-term debt, capital lease and financing
                obligations, excluding current portion..........  $50,488,023   $13,124,700
                                                                   ==========    ==========


Equity Participation Notes Payable

     At December 31, 1994, the Company had ten equity participation notes payable administered through Capital Consultants, Inc. (CCI), as agent for pension funds with equity participation rights ranging from 30% to 90%. The aggregate outstanding loan balances for each individual facility were periodically compared to the estimated fair value of the underlying property. Prior to fiscal year 1993, an obligation for a contingent equity participation (participation obligation) of approximately $977,000 was expensed related to two of the participation notes in the period that it was determined that the fair value of the properties exceeded the aggregate outstanding loan balances at those facilities. The contingent obligation is included in the outstanding balance of equity participation notes.

     During 1994, the Company modified the loan terms whereby the equity participation percentages payable to the lender upon sale or refinance of the residences or maturity of the notes was increased by 5% to 40%. The new equity participation percentages ranged from 76.5% to 95% of agreed-upon net sale proceeds or residual fair market value. The Company also agreed to pay 17% of future development fees to CCI until the notes were repaid. Past due interest of approximately $599,000 was forgiven. The increased equity participation percentages resulted in an addition to the participation obligation of approximately $276,000.

     The restructuring qualifies as a troubled debt restructuring in accordance with generally accepted accounting principles and as such, the interest forgiven and the increase in participation obligation was being recognized over the remaining terms of the underlying participation notes until they were paid off in December 1995 and January 1996 at which time the participation obligation and interest forgiven was written off and

                    NEW CROSSINGS INTERNATIONAL CORPORATION
included in the calculation of the deferred gain on sale (see notes 6 and 14). The net reduction in interest expense attributable to the deferred amortization items was $21,000 and $36,000 in 1994 and 1995, respectively.

(6) SALES/LEASEBACKS OF FACILITIES AND DEFERRED GAIN


     In January 1991, the Company entered into a sale/leaseback transaction for Heritage at Meridian Park located in Tualatin, Oregon. The buyer received the building and personal property, and assumed the first mortgage of $4.6 million and the underlying land lease. However, the Company remains obligated under the first mortgage on the property which matures on December 1, 1999. Due to this continuing involvement, which does not allow for recognition of the sale, the transaction has been accounted for as a financing.



     The Company received $1.3 million in cash, which is included in the sale/leaseback financing obligation along with the first mortgage for which the Company is still liable, and entered into a ten-year lease with two five-year renewal options. At December 31, 1994 and 1995, the mortgage balance serviced by the purchaser, but for which the Company remains liable, was $4,351,600 and $4,247,173, respectively.


     In December 1995, the Company entered into a series of sale/leaseback transactions with respect to twelve properties with annual rent payments approximately $5.4 million, initial lease terms ranging from 17 to 19 years and three ten-year renewal options. In conjunction with these transactions, the Company purchased the partnership interests related to three properties prior to entering into the sale/leaseback transactions with NHP. The only residence controlled by the Company that was not included in the above transactions was The Palms at Loma Linda (The Palms). The Company completed a sale/leaseback transaction with respect to The Palms in January 1996 (see note 14).

     The Company received approximately $44.5 million in cash and entered into various lease agreements with initial terms ranging between seventeen and nineteen years with three ten-year renewal options. The Company realized a gain of approximately $11.1 million which is recorded as a deferred gain because of the Company's continuing involvement with the facilities through the associated operating leases. The deferred gain will be amortized into income as an offset to lease expense over the initial lease term using the straight-line method.

     The extinguishment of approximately $23.5 million of debt, which included $13.3 million of equity participation notes, was accomplished through the issuance of 240,000 shares of Mandatorily Redeemable Series A Preferred Stock and 260,000 shares of Series B Preferred Stock and the application of proceeds from the sale/leaseback transaction with NHP.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

(7) INCOME TAXES

     The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory Federal rate of 35% to pretax income primarily as a result of limitations on the Company's ability to utilize net operating losses.

     The tax effect of temporary differences that give rise to significant portions of Federal deferred tax assets (liabilities) are comprised of the following:

                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                           1993         1994         1995
                                                        ----------   ----------   ----------
     Deferred tax assets:
       Net operating loss carryforwards...............  $3,732,000   $4,477,000   $2,307,000
       Deferred loan fees.............................     432,000      373,000       13,000
       Deferred gain..................................     736,000      719,000    4,107,000
                                                        ----------   ----------   ----------
               Total gross deferred tax asset.........   4,900,000    5,569,000    6,427,000
       Less valuation allowance.......................   4,343,000    4,951,000    5,756,000
                                                        ----------   ----------   ----------
               Deferred tax asset, net................     557,000      618,000      671,000
     Deferred tax liability -- property and equipment
       principally due to differences in depreciation
       and amortization...............................     557,000      618,000      671,000
                                                        ----------   ----------   ----------
               Net deferred tax asset.................  $       --   $       --   $       --
                                                         =========    =========    =========

     The net increase in the total valuation allowance was $510,000, $608,000 and $805,000 for the years ended December 31, 1993, 1994 and 1995, respectively. The increases were primarily due to increases in the amount of net operating loss carryforwards and deferred gain for which the Company is not assured of utilization.

     As of December 31, 1995, the Company has net operating loss carryforwards of approximately $6,600,000. Unused net operating loss carryforwards will expire commencing in the years 2002 through 2010. Suspended Passive Activity Losses of approximately $1,041,000 do not have an expiration date. These carryforwards may result in a tax benefit when the Company has future taxable income. If substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of the net operating loss carryforwards which could be utilized.

(8) COMMITMENTS AND CONTINGENCIES

     The Company leases land and buildings for residences and corporate operations under various long-term rental agreements expiring in varying years through approximately 2014. All of these leases represent operating leases and, accordingly, rental payments are recorded as rent expense when incurred.

     As of December 31, 1995, substantially all of the Company's operating leases, except for 2010, are leased from NHP, an unrelated third party, as a result of the sale/leaseback transactions that occurred in December 1995.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

     Minimum lease payments under noncancelable leases at December 31, 1995 are as follows:


                                                                   CAPITAL      OPERATING
                                                                  ----------   ------------
    1996........................................................  $  780,845   $  5,805,499
    1997........................................................     738,403      5,817,944
    1998........................................................     738,783      5,835,777
    1999........................................................   4,561,251      5,836,274
    2000........................................................     733,471      5,862,895
    Thereafter..................................................          --     73,262,365
                                                                  ----------   ------------
              Total minimum lease payments......................   7,552,753   $102,420,754
                                                                                ===========
    Less amount representing interest...........................   1,811,710
                                                                  ----------
              Present value of net minimum lease payments.......   5,741,043
    Less current portion........................................     189,418
                                                                  ----------
              Long-term capital lease obligations...............  $5,930,461
                                                                   =========



(9) EXTRAORDINARY GAINS AND LOSSES


     During 1993 a note for approximately $354,000 and related accrued interest of approximately $345,000 was extinguished which resulted in a gain of approximately $699,000. As discussed in note 6, 1995 sales/ leaseback transactions resulted in extraordinary gains of $499,769 related to debt extinguished and extraordinary losses of $879,045 resulting from the write-off of deferred loan fees associated with loans held on sold facilities.

(10) REDEEMABLE PREFERRED STOCK

     In December 1995, the Company issued 240,000 shares of Series A Preferred Stock (Series A) valued at $25 per share to CCI in conjunction with the payoff of all outstanding debt to CCI, including the participating notes and all respective obligations thereunder, and the buyout of CCI's interest in McMinnville Residential Center. Holders of Series A preferred stock are entitled to cumulative cash dividends beginning January 15, 1997 in the amount of $2.08 1/3 per annum, per share, due and payable before January 15 of the following year.

     Series A is redeemable at the option of the Company under certain circumstances at $25 plus accrued dividends whether declared or not. Shareholders have the right to redeem shares if the Company fails to pay the required dividends. Furthermore, the Series A holders may exercise their options to redeem all (but not less than all) of the outstanding preferred shares, given proper notice for such action, at an amount of $25.00 per share.

     Any shares not redeemed prior to an initial public offering ("IPO") meeting certain minimum requirements, are convertible into common stock based on a conversion formula dependent on the IPO price but, in general, at the value of the preferred shares divided by the IPO price. Upon liquidation, the Series A holders would receive an amount equal to $25 per share up to $6,000,000 and would not participate in any other equity.

(11) SHAREHOLDERS' DEFICIT

     In December 1995, the Company changed the par value of common stock from $.10 per share to $.001 per share and increased the number of authorized shares of common stock and preferred stock to 40,000,000 and 5,000,000, respectively. Common stock and additional paid-in capital have been adjusted for all years to reflect the change in par value.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

     In December 1995, the Company issued 260,000 shares of Series B Preferred Stock (Series B) to CCI in exchange for $6,500,0000 in cash which was primarily used in conjunction with the payoff of all outstanding obligations to CCI. The Series B Preferred Stock is redeemable in part at the option of the Company under certain circumstances at the greater of $32.50 per share or a conversion ratio pursuant to an IPO. Any shares not redeemed prior to an IPO meeting certain minimum requirements are convertible into common stock based on a conversion formula dependent on the IPO price. Holders of Series B are not entitled to receive any dividends; however, the Series B holders, as a class, have the right to elect one director. Subsequent to January 15, 1997, the holders of the majority of Series B have the right to remove any and all directors.

(12) STOCK BONUS AND OPTION PLAN

     In June 1995, the Company established a Stock Bonus and Option Plan (Plan) in which stock can be granted to employees as bonus shares or options. The options may be granted as either incentive or nonqualified stock options. The Plan is administered by the Board of Directors or an administrative committee if the Board of Directors so desires. Incentive options may be granted only to officers or other employees of the Company while nonqualified options may be granted to employees and other persons as the plan administrator selects. The Company has reserved 42,563 shares of common stock for issuance under this Plan.

     In July 1995, the Company granted a stock bonus of 42,563 shares of common stock to employees in recognition of past performance. Consequently, there are no shares available for grant under the Plan. Compensation expense of $4,256 has been recognized based upon an estimated value of $.10 at the time of the grant.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. This pronouncement establishes the accounting and reporting standards for stock-based employee compensation plans, including stock purchase plans, stock options and stock appreciation rights. This new standard defines a fair value-based method of accounting for these equity instruments. This method measures compensation cost based on the value of the award and recognizes that cost over the service period. Companies may elect to adopt this standard or to continue accounting for these types of equity instruments under current guidance, APB Opinion No. 25, Accounting for Stock Issued to Employees. Companies which elect to continue using the guidance of Opinion 25 must make pro forma disclosures of net earnings and earnings per share as if this new statement had been applied. This new standard is applicable to financial statements for fiscal years beginning after December 15, 1995.

     The Company anticipates that it will continue to use the rules of APB Opinion No. 25 and make the pro forma disclosures required under the new standard.

(13) LIQUIDITY

     The Company has incurred recurring losses and has a net capital deficiency. In December 1995, the Company began restructuring its long-term obligations through sale/leaseback transactions more fully described in note 6. The restructuring was completed in January 1996 as described in note 14. Although debt service reductions will be replaced in part by increased lease payments, management believes that the restructured operations will allow the Company to obtain additional borrowings and generate additional cash from operations. As part of the restructuring, a $14,280,000 financing commitment for new developments was obtained from NHP and the Company obtained approximately $8,900,000 in construction loan financing.

(14) SUBSEQUENT EVENTS


  (a) The Palms Financing


     In January 1996, the Company completed a sale/leaseback arrangement related to The Palms with an initial lease term expiring when the facility reaches 95% occupancy or in three years, whichever occurs first,

                    NEW CROSSINGS INTERNATIONAL CORPORATION
and annual lease payments of approximately $640,000. The buyer received the building and personal property and assumed the underlying mortgage indebtedness of $6.0 million. However, the Company remains obligated under the mortgage indebtedness on the property which matures on January 1, 1999. Due to this continuing involvement, which does not allow for recognition of the sale, the transaction has been accounted for as a financing.



     The buyer assumed $630,000 of obligations related to the property and forgave the $1.4 million second mortgage, all of which will be accounted for as a financing obligation along with the mortgage indebtedness for which the Company is still liable.


  (b) Acquisition by Alternative Living Services, Inc. (Unaudited)


     On May 24, 1996, the Company merged with Alternative Living Services, Inc., a company which operates assisted living residences primarily in the midwest and eastern United States. Immediately prior to, and in connection with, the merger, the Series A and Series B Preferred Stock was converted into Crossings common stock. The total purchase consideration paid by Alternative Living Services, Inc. was 2,007,049 shares of Alternative Living Services, Inc.'s common stock with an estimated market value of $9,329,000.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
                                  (UNAUDITED)


                                                                                  MARCH 31,
                                                                                     1996
                                                                                 ------------
                                           ASSETS
Current assets:
  Cash.........................................................................  $  1,787,785
  Accounts receivable..........................................................       257,496
  Inventory....................................................................        46,193
  Prepaid rent.................................................................       546,511
  Prepaid expenses.............................................................        97,915
                                                                                 ------------
          Total current assets.................................................     2,735,900
Property and equipment, net....................................................    10,822,250
Lease deposits.................................................................     1,623,064
Other assets, net..............................................................       739,048
                                                                                 ------------
                                                                                 $ 15,920,262
                                                                                  ===========
                            LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt, capital leases and financing
     obligations...............................................................  $    172,311
  Accounts payable.............................................................       804,536
  Accrued payroll and payroll taxes............................................       441,169
  Accrued interest payable.....................................................        67,500
  Other accrued expenses.......................................................       480,787
  Property taxes...............................................................       280,413
  Unearned revenue.............................................................       208,337
                                                                                 ------------
          Total current liabilities............................................     2,455,053
Security deposits..............................................................        91,278
Deferred gain on sale..........................................................    10,979,789
Long-term debt, capital leases and financing obligations.......................    13,662,211
                                                                                 ------------
          Total liabilities....................................................    27,188,331
                                                                                 ------------
Mandatorily redeemable preferred stock -- Series A preferred, par value $.001;
  240,000 shares issued and outstanding (liquidation preference of $25.00 per
  share).......................................................................     6,000,000
Commitments and contingencies
Shareholders' deficit:
  Preferred stock, $.001 par value. Authorized 5,000,000 shares -- Series B preferred stock, 260,000 shares issued and outstanding (liquidation
     preference of $25.00 per share)...........................................           260
  Common stock, $.001 par value. Authorized 40,000,000 shares; issued and
     outstanding 192,563 shares................................................           193
  Additional paid-in capital...................................................     6,831,145
  Accumulated deficit..........................................................   (24,099,667)
                                                                                 ------------
          Total shareholders' deficit..........................................   (17,268,069)
                                                                                 ------------
                                                                                 $ 15,920,262
                                                                                  ===========


    See accompanying notes to condensed combined and consolidated financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

          CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                  (UNAUDITED)


                                                                          1995          1996
                                                                       -----------   ----------
Net revenues.........................................................  $ 5,374,200   $5,942,095
                                                                       -----------   ----------
Expenses:
  Residence operations...............................................    2,921,460    3,476,951
  Lease expense......................................................       44,550    1,420,541
  General and administrative.........................................      519,196      704,137
  Depreciation and amortization......................................      468,122       83,436
                                                                       -----------   ----------
          Total operating expenses...................................    3,953,328    5,685,065
                                                                       -----------   ----------
          Income from operations.....................................    1,420,872      257,030
                                                                       -----------   ----------
Other income (expense):
  Interest expense...................................................   (1,533,046)    (246,998)
  Interest income....................................................       39,100       42,380
  Other income.......................................................           --        8,453
                                                                       -----------   ----------
     Other income (expense), net.....................................   (1,493,946)    (196,165)
                                                                       -----------   ----------
     Income (loss) before extraordinary item.........................      (73,074)      60,865
  Extraordinary item -- gain from extinguishment of debt.............           --      132,624
                                                                       -----------   ----------
          Net income (loss)..........................................  $   (73,074)  $  193,489
                                                                        ==========    =========


    See accompanying notes to condensed combined and consolidated financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

          CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                  THREE MONTHS ENDED MARCH 31, 1995, AND 1996
                                  (UNAUDITED)


                                                                         1995         1996
                                                                       ---------   -----------
Net cash provided by (used in) operating activities (including
  changes in all operating assets and liabilities)...................  $  80,871   $  (549,947)
                                                                       ---------   -----------
Cash used in investing activities -- purchases of property and
  equipment..........................................................   (197,635)     (532,159)
                                                                       ---------   -----------
Cash flows from financing activities:
  Proceeds from debt.................................................    145,091            --
  Principal payments on debt.........................................   (179,916)      (61,616)
  Payments to related parties........................................    (22,094)           --
  Distribution to partners...........................................   (134,661)           --
                                                                       ---------   -----------
          Net cash used in financing activities......................   (191,580)      (61,616)
                                                                       ---------   -----------
          Net decrease in cash.......................................   (308,344)   (1,143,722)
Cash at beginning of period..........................................    838,565     2,931,507
                                                                       ---------   -----------
Cash at end of period................................................  $ 530,221   $ 1,787,785
                                                                       =========    ==========


    See accompanying notes to condensed combined and consolidated financial statements.

                    NEW CROSSINGS INTERNATIONAL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The accompanying condensed combined and consolidated financial statements reflect the operating results and financial position of certain assisted living and senior living residences under the common ownership, management and control of Crossings International Corporation and subsequent to December 21, 1995 New Crossings International Corporation (collectively referred to as the "Company"). The unaudited interim condensed combined and consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations.

     The information furnished reflects, in the opinion of management, all adjustments, consisting of only normal recurring items, necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.


     The condensed consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Reference is made to the Company's audited financial statements and the related notes as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, which provide additional disclosures and a further description of accounting policies.



(2) THE PALMS FINANCING



     In January 1996, the Company completed a sale/leaseback arrangement related to The Palms with an initial lease term expiring when the facility reaches 95% occupancy or in three years, whichever occurs first, and annual lease payments of approximately $640,000. The buyer received the building and personal property and assumed the underlying mortgage indebtedness of $6.0 million. However, the Company remains obligated under the mortgage indebtedness on the property which matures on January 1, 1999. Due to this continuing involvement, which does not allow for recognition of the sale, the transaction has been accounted for as a financing.



     The buyer assumed $630,000 of obligations related to the property and forgave the $1.4 million second mortgage, all of which will be accounted for as a financing obligation along with the mortgage indebtedness for which the Company is still liable.


(3) SUBSEQUENT EVENTS

     On May 24, 1996, the Company merged with Alternative Living Services, Inc., a company which operates assisted living residences primarily in the midwest and eastern United States. Immediately prior to, and in connection with, the merger, the Series A and Series B Preferred Stock was converted into Crossings common stock. The total purchase consideration paid by Alternative Living Services, Inc. was 2,007,049 shares of Alternative Living Services, Inc.'s common stock with an estimated market value of $9,281,000.

(4) NEW ACCOUNTING STANDARDS

     Effective January 1, 1995, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effect of adopting Statement 121 was not material to the Company's financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alternative Living Services -- Midwest Inc.:

     We have audited the accompanying combined balance sheet of Alternative Living Services -- Midwest Inc. and Affiliates (the Company) as of December 31, 1995, and the related combined statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Alternative Living Services -- Midwest Inc. and Affiliates at December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Milwaukee, Wisconsin
April 18, 1996

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                             COMBINED BALANCE SHEET
                               DECEMBER 31, 1995

                                           ASSETS
     Current assets:
       Cash and cash equivalents...........................................  $   577,205
       Resident receivables, net...........................................      134,336
       Other current assets................................................      127,940
                                                                             -----------
               Total current assets........................................      839,481
                                                                             -----------
     Property, plant and equipment, net....................................   10,496,005
     Other assets..........................................................    3,440,110
                                                                             -----------
               Total assets................................................  $14,775,596
                                                                              ==========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
       Accounts payable....................................................  $ 1,635,033
       Accrued expenses....................................................      455,436
       Notes payable to banks..............................................    5,679,865
       Advances from and notes payable to related entities.................    3,204,946
                                                                             -----------
               Total current liabilities...................................   10,975,280
                                                                             -----------
     Minority interest.....................................................    2,634,367
     Stockholders' equity:
       Common stock and additional paid-in capital.........................    2,017,437
       Accumulated deficit.................................................     (851,488)
                                                                             -----------
               Total stockholders' equity..................................    1,165,949
                                                                             -----------
               Total liabilities and stockholders' equity..................  $14,775,596
                                                                              ==========

            See accompanying notes to combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                        COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

     Revenue:
       Resident service fees................................................  $2,504,388
       Other................................................................     298,152
                                                                              ----------
     Operating revenue......................................................   2,802,540
                                                                              ----------
     Operating expenses:
       Residence operations.................................................   2,765,644
       General and administrative...........................................     319,711
       Depreciation and amortization........................................     379,848
                                                                              ----------
               Total operating expenses.....................................   3,465,203
                                                                              ----------
     Operating loss.........................................................    (622,663)
                                                                              ----------
     Other income (expense):
       Interest expense.....................................................    (542,913)
       Interest income......................................................      57,067
       Minority interest in losses of combined affiliates...................     423,946
                                                                              ----------
               Total other expense, net.....................................     (61,900)
                                                                              ----------
     Net loss...............................................................  $ (724,563)
                                                                               =========

            See accompanying notes to combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 1995

                                                        COMMON STOCK
                                                       AND ADDITIONAL
                                                       PAID-IN CAPITAL
                                                     -------------------   ACCUMULATED
                                                     SHARES    AMOUNTS       DEFICIT       TOTAL
                                                     ------   ----------   -----------   ----------
Balances at December 31, 1994......................  20,000   $  747,612    $ (62,725)   $  684,887
                                                     ------   ----------   -----------   ----------
  Contributed capital..............................            1,269,825           --     1,269,825
  Distribution of dividends........................                   --      (64,200)      (64,200)
  Net loss.........................................                   --     (724,563)     (724,563)
                                                     ------   ----------   -----------   ----------
Balances at December 31, 1995......................  20,000   $2,017,437    $(851,488)   $1,165,949
                                                     ======    =========    =========     =========

            See accompanying notes to combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                        COMBINED STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995


Cash flows from operating activities:
  Net loss.....................................................................  $   (724,563)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization.............................................       379,848
     Minority interest in losses of combined affiliates........................      (423,946)
     Increase in other current assets..........................................      (101,393)
     Increase in accounts payable..............................................     1,529,068
     Increase in accrued expenses..............................................       329,208
     Changes in other assets and liabilities and other adjustments.............      (701,969)
                                                                                 ------------
Net cash provided by operating activities......................................       286,253
                                                                                 ------------
Cash flows from investing activities --
  payments for property, plant and equipment and project development costs.....   (10,745,698)
                                                                                 ------------
Cash flows from financing activities:
  Proceeds from notes payable to bank..........................................     5,651,717
  Payments on notes payable to bank............................................    (1,807,897)
  Changes in advances from and notes payable to related entities...............     2,786,019
  Contributed capital..........................................................     1,269,825
  Contributions by minority partners...........................................     3,058,313
  Distribution of dividends....................................................       (64,200)
                                                                                 ------------
Net cash provided by financing activities......................................    10,893,777
                                                                                 ------------
Net increase in cash and cash equivalents......................................       434,332
Cash and cash equivalents:
  Beginning of period..........................................................       142,873
                                                                                 ------------
  End of period................................................................  $    577,205
                                                                                  ===========


            See accompanying notes to combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) BUSINESS

     Alternative Living Services -- Midwest Inc. (the Company) was incorporated in 1991 to develop assisted living residences in Michigan and other midwest states.

     Limited partnerships are formed for each Michigan facility developed. The Company serves as the sole general partner and holds approximately 45% to 73% of each partnership formed. Limited partnerships formed to date and the Company's respective ownership percentage are as follows:

          Hamilton House (45% interest), formed to develop the Hamilton House-I residence in Farmington Hills, Michigan, which opened July 18, 1994.

          North Schoenherr (50% interest), formed to develop the Hamilton House-I residence in Utica, Michigan, which opened January 16, 1995.

          Eisenhower/State (50% interest), formed to develop the Hamilton House-I residence in Ann Arbor, Michigan, which opened June 8, 1995.

          Twelve Mile Drake (45% interest), formed to develop the Hamilton House-II residence in Farmington Hills, Michigan, which opened October 1, 1995.

          Marsh/Tihart (73% interest), formed to develop the Hamilton House-I residence in Lansing, Michigan, which was under construction at December 31, 1995.

          Six Mile Abbey (50% interest), formed to develop the Hamilton House-II residence in Northville, Michigan, which was under construction at December 31, 1995.

          Northpointe Utica (50% interest), formed to develop the Hamilton House-II residence in Utica, Michigan, which was under construction at December 31, 1995.

     Residences owned by these limited partnerships are operated and managed by Alternative Living Services, Inc., (ALS, Inc.) which develops, owns and operates assisted living residences, including residences for the frail elderly and specialty care residences for individuals with Alzheimer's disease and other dementia. ALS, Inc. is paid management fees of approximately 8% of monthly revenues by the limited partnerships in exchange for the management services performed. Additionally, ALS, Inc. participates as a limited partner in several of the limited partnerships.

     The Company has authorized, issued and outstanding 20,000 shares of no par common stock at December 31, 1995, of which ALS, Inc. holds 10,000 shares.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of the Company are as follows:

  (a) Combined Financial Statements

          The combined financial statements include the accounts of the Company and its affiliates which are under the common financial control of the Company. Results of operations of the affiliates are included from the date of acquisition. All significant intercompany accounts and transactions with its affiliates have been eliminated in the combined financial statements.

          Minority interest represents the ownership percentage of accumulated losses and capital contributions made by the limited partners other than ALS, Inc. The ownership interests of the Company and its affiliates and ALS, Inc. have been included in total stockholders' equity.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

  (b) Cash Equivalents

          The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of the combined statement of cash flows.

  (c) Property, Plant and Equipment

          Property, plant and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed over the estimated lives of the assets using the straight-line method. Buildings are depreciated over 20 to 40 years, and furniture, fixtures and equipment are depreciated over five to seven years. Maintenance and repairs are expensed as incurred.

          As of each balance sheet date, the Company's management evaluates the carrying value of property, plant and equipment for possible impairment based upon the expectations of operating cash flows derived from the use of the assets.

  (d) Other Assets

          Other assets includes organizational and other costs which are amortized on a straight-line basis over five years. Also included in other assets are land acquisition and project development costs incurred in the initial development of new residences, and capital contributions receivable from unaffiliated limited partners. Land acquisition and project development costs will become a component of the total cost of the new residences, and will be amortized over their respective useful lives.

  (e) Income Taxes

          Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f) Fair Value of Financial Instruments

          The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of the accounts and due to the accounts earning interest at current market rates. The carrying amount of the Company's note payable to bank and advances from and notes payable to related entities approximates fair value due to the interest rates approximating the current rates available to the Company for similar borrowing arrangements.

  (g) Use of Estimates

          The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

(3) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment at December 31, 1995 follows:

    Land and land improvements..............................................  $ 1,544,603
    Buildings...............................................................    7,512,810
    Furniture and fixtures..................................................    1,392,588
    Construction in progress................................................      347,421
                                                                              -----------
    Total property, plant and equipment.....................................   10,797,422
    Less accumulated depreciation...........................................      301,417
                                                                              -----------
    Property, plant and equipment, net......................................  $10,496,005
                                                                               ==========

     Interest is capitalized in connection with the construction of facilities and is amortized over the estimated useful lives of the facilities. Interest capitalized during 1995 was approximately $280,000.

(4) OTHER ASSETS

     Other assets are comprised of the following at December 31, 1995:

    Land acquisition and project development costs...........................  $2,926,893
    Organization, finance and other costs....................................     377,946
    Capital contribution receivable..........................................     135,271
                                                                               ----------
              Total other assets.............................................  $3,440,110
                                                                                =========

(5) NOTES PAYABLE TO BANKS

     Notes payable to banks consists of the following at December 31, 1995:

    Mortgage notes payable, interest at the prime rate plus 1.25% to 2.5%
      (10.25% at December 31, 1995), payable on demand.......................  $4,209,761
    Mortgage note payable, interest at 10.75%, payable on demand.............   1,470,104
                                                                               ----------
              Total notes payable to banks...................................  $5,679,865
                                                                                =========

(6) ADVANCES FROM AND NOTES PAYABLE TO RELATED ENTITIES

     Advances from and notes payable to related entities consist of the following at December 31, 1995:

    Advances and notes payable -- The Damone Group, Inc......................  $1,029,700
    Advances and notes payable -- ALS, Inc...................................   2,063,389
    Advances and notes payable -- other related entities.....................     111,857
                                                                               ----------
              Total advances from and notes payable to related entities......  $3,204,946
                                                                                =========

     These advances from and notes payable to related entities are payable on demand, with interest at 9%.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

(7) INCOME TAXES

     Deferred tax assets and liabilities consist of the following at December 31, 1995:

    Deferred tax assets:
      Net operating loss carryforwards........................................  $ 72,700
      Investment in affiliates................................................   184,700
                                                                                --------
    Total deferred tax assets.................................................   257,400
    Less valuation allowance..................................................   257,400
                                                                                --------
    Deferred tax assets, net of valuation allowance...........................  $     --
                                                                                ========

     The Company has approximately $204,600 of net operating loss carryforwards for income tax purposes at December 31, 1995, which will begin to expire, if unused, beginning in the year 2005.

(8) COMMITMENTS AND CONTINGENCIES

     At December 31, 1995, capital expenditure commitments for the construction of two Michigan facilities developed by Six Mile Abbey and Northpointe Utica limited partnerships were approximately $13,300,000. Costs incurred through December 31, 1995 of approximately $2,908,000 are included in land acquisition and project development costs. Both facilities are expected to become operational in 1996.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                        CONDENSED COMBINED BALANCE SHEET
                                  (UNAUDITED)

                                                                                   MARCH 31,
                                                                                     1996
                                                                                  -----------
                                           ASSETS
Current assets:
  Cash and cash equivalents.....................................................  $   845,200
  Resident receivables, net.....................................................      308,801
  Other current assets..........................................................       92,859
                                                                                  -----------
          Total current assets..................................................    1,246,860
                                                                                  -----------
Property, plant and equipment, net..............................................   15,189,408
Other assets....................................................................      407,600
                                                                                  -----------
          Total assets..........................................................  $16,843,868
                                                                                   ==========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................  $ 2,214,848
  Accrued expenses..............................................................      596,537
  Notes payable to banks........................................................    5,660,259
  Advances from and notes payable to related entities...........................    3,958,936
                                                                                  -----------
          Total current liabilities.............................................   12,430,580
                                                                                  -----------
Minority interest...............................................................    2,623,236
Stockholders' equity:
  Common stock and additional paid-in capital...................................    2,679,060
  Accumulated deficit...........................................................     (889,008)
                                                                                  -----------
          Total stockholders' equity............................................    1,790,052
                                                                                  -----------
          Total liabilities and stockholders' equity............................  $16,843,868
                                                                                   ==========

       See accompanying notes to condensed combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1995        1996
                                                                         --------   ----------
Revenue:
  Resident service fees................................................  $414,041   $1,141,481
  Other................................................................        --      200,324
                                                                         --------   ----------
          Operating revenue............................................   414,041    1,341,805
                                                                         --------   ----------
Operating expenses:
  Residence operations.................................................   334,843      868,821
  Lease expense........................................................     3,342       50,678
  General and administrative...........................................    18,947      114,414
  Depreciation and amortization........................................    51,878      119,776
                                                                         --------   ----------
          Total operating expenses.....................................   409,010    1,153,689
                                                                         --------   ----------
Operating income.......................................................     5,031      188,116
                                                                         --------   ----------
Other income (expense):
  Interest expense.....................................................   (82,160)    (239,452)
  Interest income......................................................     2,717        2,675
  Minority interest in losses of combined affiliates...................        --       11,131
                                                                         --------   ----------
          Total other expense, net.....................................   (79,443)    (225,646)
                                                                         --------   ----------
Net loss...............................................................  $(74,412)  $  (37,530)
                                                                         ========    =========

       See accompanying notes to condensed combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                       -----------------------
                                                                         1995         1996
                                                                       ---------   -----------
Cash flows from operating activities:
  Net loss...........................................................  $ (74,412)  $   (37,530)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization...................................     51,878       119,776
     Minority interest in losses of combined affiliates..............         --       (11,131)
     Increase in resident receivables................................    (12,990)     (174,465)
     Decrease (increase) in other current assets.....................    (76,519)       35,081
     Increase in accounts payable....................................     18,110       579,815
     Increase in accrued expenses....................................     69,864       141,101
     Changes in other assets and liabilities and other adjustments...    320,901       124,209
                                                                       ---------   -----------
Net cash provided by operating activities............................    296,832       776,856
                                                                       ---------   -----------
Cash flows from investing activities --
  payments for property, plant and equipment and project development
     costs...........................................................    (26,432)   (1,904,875)
                                                                       ---------   -----------
Cash flows from financing activities:
  Proceeds from notes payable to bank................................     21,000            --
  Payments on notes payable to bank..................................   (209,564)      (19,606)
  Changes in advances from and notes payable to related entities.....    150,203       753,990
  Contributed capital................................................         --       661,630
                                                                       ---------   -----------
Net cash provided by (used in) financing activities..................    (38,361)    1,396,014
                                                                       ---------   -----------
Net increase in cash and cash equivalents............................    232,039       267,995
Cash and cash equivalents:
  Beginning of period................................................    142,894       577,205
                                                                       ---------   -----------
  End of period......................................................  $ 374,933   $   845,200
                                                                       =========    ==========

       See accompanying notes to condensed combined financial statements.

           ALTERNATIVE LIVING SERVICES -- MIDWEST INC. AND AFFILIATES

                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The condensed combined balance sheet as of March 31, 1996 and related condensed combined statements of operations and cash flows for the three months ended March 31, 1995 and 1996 contained herein, which are unaudited, include the accounts of Alternative Living Services -- Midwest Inc. (ALS-Midwest) and its affiliates which are under the common financial control of ALS-Midwest. All significant intercompany accounts have been eliminated in the combination. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Adjustments consist only of normal recurring items. The results of operations for the three months ended March 31, 1995 and 1996, are not necessarily indicative of the results to be expected for the full fiscal year.

     The condensed combined financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Reference is made to ALS-Midwest's audited financial statements and the related notes as of December 31, 1995 and for the year then ended, which provide additional disclosures and a further description of accounting policies.

(2) NEW ACCOUNTING STANDARD

     Effective January 1, 1995, ALS-Midwest adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The effect of adopting Statement 121 was not material to ALS-Midwest's financial statements.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    16
Dividend Policy.......................    17
Dilution..............................    18
Capitalization........................    19
Pro Forma Financial Information.......    20
Selected Consolidated Financial
  Data................................    28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    30
Business..............................    37
History and Organization..............    57
Management............................    61
Principal and Selling Stockholders....    67
Certain Relationships and Related
  Transactions........................    69
Description of Capital Stock..........    70
Shares Eligible for Future Sale.......    72
Underwriting..........................    74
Legal Matters.........................    75
Experts...............................    75
Additional Information................    76
Index to Consolidated Financial
  Statements..........................   F-1

                               ------------------

  UNTIL                , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

  THE COMPANY INTENDS TO FURNISH ITS STOCKHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND AN OPINION THEREON EXPRESSED BY AN INDEPENDENT PUBLIC ACCOUNTING FIRM AND WITH QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH YEAR CONTAINING UNAUDITED CONSOLIDATED FINANCIAL INFORMATION.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                6,000,000 SHARES

                       (LOGO)ALTERNATIVE LIVING SERVICES

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------

                           NATWEST SECURITIES LIMITED

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                            THE CHICAGO CORPORATION
                                               , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, and all such expenses will be borne by the Registrant. All amounts are estimates except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

SEC Registration Fee.............................................................  $   42,828
NASD Fee.........................................................................      12,920
AMEX Listing Fee.................................................................      42,500
Printing and Mailing Expenses....................................................     350,000
Legal Fees and Expenses..........................................................     560,000
Accounting Fees and Expenses.....................................................     375,000
Transfer Agent's Fees and Expenses...............................................       3,500
Blue Sky Fees and Expenses.......................................................      40,000
Miscellaneous Expenses...........................................................     173,252
                                                                                   ----------
          Total..................................................................  $1,600,000
                                                                                    =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting Delaware corporations to indemnify directors, officers, employees or agents against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interest, and (ii) in the case of a criminal proceeding such person had no reasonable cause to believe his or her conduct was unlawful. In the case of actions or suits by or in the right of the corporation, no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct. Such determination shall be made (a) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, (b) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (c) by the stockholders of the corporation. Notwithstanding the foregoing, to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The Restated Certificate of Incorporation and the Restated Bylaws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law.

     The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and Registrant's officers and directors against certain liabilities under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     In connection with the Company's initial capitalization on December 14, 1993, the Company issued 975,151 shares of Common Stock to Evergreen Healthcare, Inc., a Georgia corporation ("Evergreen"), 456,763 shares of Common Stock to Care Living Centers, Inc., a Wisconsin corporation, and 380,636 shares of Common Stock to Dr. Kraig E. Lorenzen. These securities were issued without registration under the Securities Act in reliance upon the exemption in Section 4(2) of the Securities Act.


     On May 24, 1995, the Company issued 4,302,994 shares of Common Stock to Alternative Living Investors, L.L.C., a Delaware limited liability company, pursuant to the Company's 1995 recapitalization transaction for $20,000,000 and 917,151 shares of Common Stock to Evergreen pursuant to a September 21, 1994 capital call for $2,677,342. These securities were issued without registration under the Securities Act in reliance upon the exemption in Section 4(2) of the Securities Act.

     On January 25, 1996 in connection with the Company's acquisition of all of the outstanding capital stock of Heartland Retirement Services, Inc., a Wisconsin corporation ("Heartland"), the Company issued an aggregate of 207,899 shares of Common Stock to Heartland Development Corporation, a Wisconsin corporation, and Douglas A. Hennig, the sole shareholders of Heartland (the "Heartland Acquisition"). These securities were issued without registration under the Securities Act in reliance upon the exemption in Section 4(2) of the Securities Act. In addition, pursuant to the terms of the employment agreement entered into by and between the Company and Mr. Hennig as part of the Heartland Acquisition, the Company issued 53,525 shares of Common Stock to Mr. Hennig for $248,748.12 and the Company granted Mr. Hennig an option to acquire an aggregate of 41,580 shares of Common Stock. These securities were issued without registration under the Securities Act in reliance upon the exemption in Section 4(2) of the Securities Act.

     On May 24, 1996, the Company issued 322,706 shares of Common Stock for $1,500,583.00 to Assisted Living Equity Investors, a New York general partnership, ("ALE"), pursuant to the terms of a Stock Purchase Agreement dated as of May 22, 1996 by and between the Company and Pioneer. These securities were issued without registration under the Securities Act in reliance upon the exemption in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act.

     On May 24, 1996, the Company issued 107,575 shares of Common Stock for $500,023.75 to Petty, Kneen & Company, L.L.C. ("PK & Co."), a Delaware limited liability company organized by William G. Petty, Jr. and John W. Kneen, the Chairman of the Board and the Chief Financial Officer of the Company, respectively, pursuant to the terms of the Purchase Agreement dated as of May 22, 1996 by and between the Company and PK & Co. These securities were issued without registration under the Securities Act in reliance upon the exemption in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act.

     On May 24, 1996 in connection with the merger of Alternative Living Services -- Midwest Inc. ("ALS-Midwest") with and into ALS Acquisition Corp., a wholly-owned subsidiary of the Company, the Company issued an aggregate of 57,512 shares of Common Stock to Water Cliff Limited Partnership, Michael J. Damone and the Michael G. Damone Trust dated November 4, 1969, the sole shareholders of ALS-Midwest other than the Company. These securities were issued without registration under the Securities Act in reliance upon the exemption in Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act and in reliance upon the exemption in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act.

     On May 24, 1996 in connection with the acquisition by the Company of all of the limited partnership interests in five Michigan limited partnerships not already held by the Company or by ALS-Midwest pursuant to the terms of the Limited Partner Interest Purchase Agreement by and among the Company, ALS-Midwest, Lionel S. Margolick and the limited partners named therein dated as of May 20, 1996, the Company issued an aggregate of 115,024 shares of Common Stock. These securities were issued without registration under the Securities Act in reliance upon the exemption in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act.

     On May 24, 1996 in connection with the merger of New Crossing International Corporation, a Nevada corporation ("Crossings"), with and into the Company pursuant to the Agreement and Plan of Merger by and between the Company, Crossings and Capital Consultants, Inc. dated as of May 22, 1996, the Company issued and aggregate of 2,007,049 shares of Common Stock to the shareholders of Crossings. These securities were issued without registration under the Securities Act in reliance upon the exemption in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.

  EXHIBIT
    NO.                                            DESCRIPTION
  -------       ----------------------------------------------------------------------------------
     1.1    --  Form of Underwriting Agreement.+
     3.1    --  Restated Certificate of Incorporation of Registrant.
     3.2    --  Restated Bylaws of Registrant.
     4.1    --  See Articles Four, Six, Seven, Eight, Nine, Ten and Eleven of the Company's
                Restated Certificate of Incorporation filed as Exhibit 3.1 to this Registration
                Statement and Articles 2, 3, 5, 7 and 8 of the Company's Restated Bylaws filed as
                Exhibit 3.2 to this Registration Statement.
     4.2    --  Form of Common Stock certificate.+
     5.1    --  Opinion and Consent of Rogers & Hardin.
    10.1    --  Stock Purchase Agreement dated as of May 22, 1996 by and between Assisted Living
                Equity Investors and the Company.
    10.2    --  Services Agreement effective as of January 1, 1996 by and between Petty, Kneen &
                Company, L.L.C. and the Company.
    10.3    --  Purchase Agreement dated as of May 22, 1996 by and between Petty, Kneen & Company,
                L.L.C. and the Company.
    10.4    --  Agreement and Plan of Merger among the Company, ALS Acquisition Corp., Alternative
                Living Services-Midwest Inc. and the shareholders of Alternative Living
                Services-Midwest Inc. dated as of May 20, 1996.
    10.5    --  Limited Partner Interest Purchase Agreement by and among the Company, Alternative
                Living Services-Midwest Inc., Lionel S. Margolick and the Limited Partners
                referenced herein dated as of May 20, 1996.
    10.6    --  Agreement and Plan of Merger dated as of May 22, 1996 between the Company, New
                Crossings International Corporation and Capital Consultants, Inc.
    10.7    --  Services Agreement by and between Richard W. Boelhke and the Company dated as of
                May 23, 1996.
    10.8    --  Employment Agreement by and between D. Lee Field and the Company dated as of May
                23, 1996.
    10.9    --  Employment Agreement by and between David M. Boitano and the Company dated as of
                May 23, 1996.
   10.10    --  Amended and Restated Alternative Living Services, Inc. 1995 Incentive Compensation
                Plan.
   10.11    --  Employment Agreement by and between G. Faye Godwin and the Company dated as of May
                23, 1996.

  EXHIBIT
    NO.                                            DESCRIPTION
  -------       ----------------------------------------------------------------------------------
   10.12    --  Employment Agreement by and between Douglas A. Hennig and the Company dated as of
                January 25, 1996, as amended.
   10.13    --  Employment Agreement by and between William F. Lasky and the Company dated as of
                December 14, 1993, as amended.
   10.14    --  Recapitalization Agreement dated as of May 23, 1995 by and among the Company,
                Evergreen Healthcare, Inc., Care Living Centers, Inc., William F. Lasky, David
                Burr, Kraig E. Lorenzen and Alternative Living Investors, L.L.C.
   10.15    --  Stock Purchase Agreement among Heartland Retirement Services, Inc., the shareholders of Heartland Retirement Services, Inc. and the Company dated as of
                January 25, 1996.
   10.16    --  Loan Agreement dated as of January 25, 1996 by and among RDV Capital Management
                L.P. and the Company.
   10.17    --  Lease Agreement between Healthcare REIT, Inc. and the Company dated as of January
                22, 1996 (Clare Bridge of Bradenton).
   10.18    --  Lease Agreement between Healthcare REIT, Inc. and the Company dated as of January
                22, 1996 (Clare Bridge of Sarasota).
   10.19    --  Loan Agreement by and between ALS-Stonefield, Inc. and Healthcare Capital Finance,
                Inc. dated as of August 10, 1995.
   10.20    --  Loan Agreement by and between SouthTrust Bank of Alabama, National Association and the Company dated as of June 19, 1995.
   10.21    --  Reimbursement Agreement dated as of March 29, 1995 by and between Evergreen
                Healthcare, Inc. and the Company.
   10.22    --  Joint Venture Agreement dated as of November 15, 1995 by and between Days
                Development Company, LC and the Company.
   10.23    --  Acquisition Agreement dated as of September 20, 1994 by and between
                CCCI/Northampton Limited Partnership, Continuing Care Concepts, Inc. and the
                Company, as amended.
   10.24    --  Construction Loan and Security Agreement between Clare Bridge of Montgomery and
                Main Line Federal Savings Bank dated as of March 8, 1996.
   10.25    --  Loan Agreement dated as of April 30, 1996 by and between North Pointe-Utica
                Limited Partnership and GMAC Commercial Mortgage Corporation.
   10.26    --  Loan Agreement dated as of April 30, 1996 by and between Six Mile/Abby Limited
                Partnership and GMAC Commercial Mortgage Corporation.
   10.27    --  Construction Loan and Security Agreement between Clare Bridge of Lower Makefield and Main Line Federal Savings Bank dated as of November 20, 1995.
   10.28    --  Lease Agreement by and between Badger II Limited Partnership and the Company dated as of December 19, 1994, as amended.
   10.29    --  Mortgage and Security Agreement between CCCI/Northampton Limited Partnership and
                Main Line Federal Savings Bank dated as of June 30, 1995.
   10.30    --  Building Loan Agreement by and between Wynwood of Chapel Hill, LLC and Wachovia
                Bank of North Carolina, N.A. dated as of February 29, 1996.
   10.31    --  Lease dated as of February 27, 1996 by and between George Gialamas and the
                Company.
   10.32    --  Assisted Living Consultant and Management Services Agreement by and between
                Alternative Living Services and the Company dated as of December 14, 1993.
   10.33    --  Purchase and Sale Agreement dated as of December 15, 1995 by and between
                Nationwide Health Properties, Inc. and New Crossings International Corporation.
   10.34    --  Schedule of Purchase and Sale Agreements substantially similar to exhibit 10.33.

  EXHIBIT
    NO.                                            DESCRIPTION
  -------       ----------------------------------------------------------------------------------
   10.35    --  Lease and Security Agreement by and between Nationwide Health Properties, Inc. and
                New Crossings International Corporation dated as of December 15, 1995 (the
                Atrium).
   10.36    --  Schedule of Lease and Security Agreements by and between Nationwide Health
                Properties, Inc. and New Crossings International Corporation substantially similar to exhibit 10.35.
   10.37    --  Loan Agreement dated as of October 31, 1988 by and between Forest Grove
                Residential Center Limited Partnership and Oregon Housing Agency, State of Oregon,
                together with Amendment to Loan Agreement for Forest Grove Residential Center
                dated as of August 20, 1995 by and between Oregon Housing Agency, State of Oregon and New Crossings International Corporation.
   10.38    --  Purchase and Sale Agreement dated as of December 15, 1995 by and among Crossing
                International Corporation, New Crossings International Corporation, 2010 Union
                Limited Partnership and Nationwide Health Properties, Inc.
   10.39    --  Assumption Agreement dated as of July 23, 1990 between Albany Residential Center,
                Beaulieu-Draper Limited, the Oregon Housing Agency, State of Oregon and Crossings
                International Corporation.
   10.40    --  Oregon Housing Agency, State of Oregon, Loan Agreement dated as of October 31,
                1988, between Forest Grove Residential Center Limited Partnership and the State of
                Oregon.
   10.41    --  Oregon Housing Agency, State of Oregon, Loan Agreement dated March 22, 1991, between McMinnville Residential Estates Limited Partnership and the State of
                Oregon, Oregon Housing Authority.
   10.42    --  Loan Agreement by and between Nationwide Health Properties, Inc. and 2010 Union
                Limited Partnership dated as of December 15, 1995, as amended.
   10.43    --  Sublease and Security Agreement by and between 2010 Union Limited Partnership and
                New Crossings International Corporation dated as of December 15, 1995.
   10.44    --  Operating Lease dated as of January 1, 1991 by and between Capital Consultants,
                Inc. and Crossings International Corporation as amended.
   10.45    --  Lease dated as of January 10, 1996 between Capital Consultants, Inc. and Crossing
                International Corporation.
   10.46    --  Loan Agreement dated as of June 13, 1991 as amended by and between Capital
                Consultants, Inc. and Crossings International Corporation.
   10.47    --  Real Estate Purchase and Sale Agreement by and between C.J. Case and R.W. Case, II and New Crossings International Corporation dated April 2, 1996.
   10.48    --  Lease and Security Agreement by and between National Health Properties, Inc. and
                New Crossings International Corporation dated March 27, 1996.
   10.49    --  Lease Agreement by and between Wild West Post No. 91 Veterans of Foreign Wars and
                2010 Union Limited Partnership dated December 2, 1985 and amended on April 15,
                1993 and December 1995.
   10.50    --  Sublease Agreement between Franciscan Health Services Northwest and Crossings
                International Corporation dated October 1, 1994.
   10.51    --  Assumption Agreement dated August 30, 1990 by and between Forest Grove Residential
                Center Limited Partnership, Robert Cook and Larry Draper, the Oregon Housing
                Agency and Crossings International Corporation.
   10.52    --  Assumption Agreement dated July 29, 1991 by and between McMinnville Residential
                Estates Limited Partnership, the Oregon Housing Agency and McMinnville Residential
                Center Limited Partnership.

  EXHIBIT
    NO.                                            DESCRIPTION
  -------       ----------------------------------------------------------------------------------
   10.53    --  Assumption Agreement dated December 18, 1995 by and between Crossings
                International Corporation, New Crossings International Corporation, Oregon Housing
                Agency and National Health Properties, Inc. (Albany Residential).
   10.54    --  Schedule of Assumption Agreements substantially similar to exhibit 10.53.
   10.55    --  Lease Approval Agreement dated December 18, 1995 by and between National Health
                Properties, Inc., New Crossings International Corporation and Oregon Housing
                Agency (Albany Residential).
   10.56    --  Schedule of Lease Approval Agreements substantially similar to exhibit 10.55.
   10.57    --  Side Letter Agreement dated December 18, 1995 by Oregon Housing Agency accepted and agreed to by National Health Properties, Inc. and New Crossings International
                Corporation (Albany Residential).
   10.58    --  Schedule of Side Letter Agreements substantially similar to exhibit 10.57.
   10.59    --  Management Agreement dated August 30, 1990 by and between Housing Division, State of Oregon and Crossings International Corporation (Albany Residential).
   10.60    --  Management Agreement dated July 29, 1991 by and between Housing Division, State of
                Oregon, McMinnville Limited Partnership and Crossings International Corporation
                (McMinnville).
   10.61    --  Consent Agreement dated December 1995 by and among Legacy Health Systems,
                Crossings International Corporation and National Health Properties, Inc.
   10.62    --  Sublease and Security Agreement by and between Nationwide Health Properties, Inc.
                and New Crossings International Corporation dated as of December 15, 1995.
   10.63    --  Employment Agreement by and between Thomas E. Komula and the Company dated as of
                July 3, 1996.
    11.1    --  Statement re Computation of Per Share Earnings.
    21.1    --  Subsidiaries of the Registrant.
    23.1    --  Consent of Rogers & Hardin (included in Exhibit 5.1).
    23.2    --  Consents of KPMG Peat Marwick LLP.
    23.3    --  Consent of Arthur Andersen LLP.
    24.1    --  Power of Attorney.
    27.1    --  Financial Data Schedule (for SEC use only).


- ---------------

+ To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookfield, State of Wisconsin, on the 26th day of July, 1996.


                                          ALTERNATIVE LIVING SERVICES, INC.

                                          By: /s/  JOHN W. KNEEN
                                            ------------------------------------
                                            John W. Kneen
                                            Vice President, Treasurer, Chief
                                              Financial Officer and Secretary
                                            (Principal Financial Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------
                          *                    President, Chief Executive         July 26, 1996
- ---------------------------------------------  Officer and Director (Principal
William F. Lasky                               Executive Officer)

          /s/  JOHN W. KNEEN                   Vice President, Treasurer, Chief   July 26, 1996
- ---------------------------------------------  Financial Officer and Secretary
John W. Kneen                                  (Principal Financial Officer)

                          *                    Vice President and Controller      July 26, 1995
- ---------------------------------------------  (Principal Accounting Officer)
Mary Lou Austin

                          *                    Chairman of the Board and          July 26, 1996
- ---------------------------------------------  Director
William G. Petty, Jr.

                          *                    Vice Chairman and Director         July 26, 1996
- ---------------------------------------------
Richard W. Boelhke

                          *                    Director                           July 26, 1996
- ---------------------------------------------
Gene E. Burleson

                          *                    Director                           July 26, 1996
- ---------------------------------------------
Robert Haveman

                          *                    Director                           July 26, 1996
- ---------------------------------------------
Ronald G. Kenny

                          *                    Director                           July 26, 1996
- ---------------------------------------------
Jerry L. Tubergen

By:         /s/  JOHN W. KNEEN                                                    July 26, 1996
    -----------------------------------------
    John W. Kneen,
    as Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
    NO.                                       DESCRIPTION                                  PAGE NO.
  -------       ------------------------------------------------------------------------ ------------
    1.1      -- Form of Underwriting Agreement.+ .......................................
    3.1      -- Restated Certificate of Incorporation of Registrant. ...................
    3.2      -- Restated Bylaws of Registrant. .........................................
    4.1      -- See Articles Four, Six, Seven, Eight, Nine, Ten and Eleven of the
                Company's Restated Certificate of Incorporation filed as Exhibit 3.1 to this Registration Statement and Articles 2, 3, 5, 7 and 8 of the
                Company's Restated Bylaws filed as Exhibit 3.2 to this Registration
                Statement. .............................................................
    4.2      -- Form of Common Stock certificate.+ .....................................
    5.1      -- Opinion and Consent of Rogers & Hardin. ................................
   10.1      -- Stock Purchase Agreement dated as of May 22, 1996 by and between
                Assisted Living Equity Investors and the Company. ......................
   10.2      -- Services Agreement effective as of January 1, 1996 by and between Petty,
                Kneen & Company, L.L.C. and the Company. ...............................
   10.3      -- Purchase Agreement dated as of May 22, 1996 by and between Petty, Kneen
                & Company, L.L.C. and the Company. .....................................
   10.4      -- Agreement and Plan of Merger among the Company, ALS Acquisition Corp.,
                Alternative Living Services-Midwest Inc. and the shareholders of
                Alternative Living Services-Midwest Inc. dated as of May 20, 1996. .....
   10.5      -- Limited Partner Interest Purchase Agreement by and among the Company,
                Alternative Living Services-Midwest Inc., Lionel S. Margolick and the
                Limited Partners referenced herein dated as of May 20, 1996. ...........
   10.6      -- Agreement and Plan of Merger dated as of May 22, 1996 between the
                Company, New Crossings International Corporation and Capital
                Consultants, Inc. ......................................................
   10.7      -- Services Agreement by and between Richard W. Boelhke and the Company dated as of May 23, 1996. ..............................................
   10.8      -- Employment Agreement by and between D. Lee Field and the Company dated as of May 23, 1996. ....................................................
   10.9      -- Employment Agreement by and between David M. Boitano and the Company dated as of May 23, 1996. ..............................................
   10.10     -- Amended and Restated Alternative Living Services, Inc. 1995 Incentive
                Compensation Plan. .....................................................
   10.11     -- Employment Agreement by and between G. Faye Godwin and the Company dated as of May 23, 1996......................................................
   10.12     -- Employment Agreement by and between Douglas A. Hennig and the Company dated as of January 25, 1996, as amended................................
   10.13     -- Employment Agreement by and between William F. Lasky and the Company dated as of December 14, 1993, as amended...............................
   10.14     -- Recapitalization Agreement dated as of May 23, 1995 by and among the
                Company, Evergreen Healthcare, Inc., Care Living Centers, Inc., William
                F. Lasky, David Burr, Kraig E. Lorenzen and Alternative Living
                Investors, L.L.C........................................................
   10.15     -- Stock Purchase Agreement among Heartland Retirement Services, Inc., the shareholders of Heartland Retirement Services, Inc. and the Company
                dated as of January 25, 1996............................................

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
    NO.                                       DESCRIPTION                                  PAGE NO.
  -------       ------------------------------------------------------------------------ ------------
   10.16     -- Loan Agreement dated as of January 25, 1996 by and among RDV Capital
                Management L.P. and the Company.........................................
   10.17     -- Lease Agreement between Healthcare REIT, Inc. and the Company dated as of January 22, 1996 (Clare Bridge of Bradenton).........................
   10.18     -- Lease Agreement between Healthcare REIT, Inc. and the Company dated as of January 22, 1996 (Clare Bridge of Sarasota)..........................
   10.19     -- Loan Agreement by and between ALS-Stonefield, Inc. and Healthcare
                Capital Finance, Inc. dated as of August 10, 1995.......................
   10.20     -- Loan Agreement by and between SouthTrust Bank of Alabama, National
                Association and the Company dated as of June 19, 1995...................
   10.21     -- Reimbursement Agreement dated as of March 29, 1995 by and between
                Evergreen Healthcare, Inc. and the Company..............................
   10.22     -- Joint Venture Agreement dated as of November 15, 1995 by and between
                Days Development Company, LC and the Company............................
   10.23     -- Acquisition Agreement dated as of September 20, 1994 by and between
                CCCI/Northampton Limited Partnership, Continuing Care Concepts, Inc. and
                the Company, as amended.................................................
   10.24     -- Construction Loan and Security Agreement between Clare Bridge of
                Montgomery and Main Line Federal Savings Bank dated as of March 8,
                1996....................................................................
   10.25     -- Loan Agreement dated as of April 30, 1996 by and between North
                Pointe-Utica Limited Partnership and GMAC Commercial Mortgage
                Corporation.............................................................
   10.26     -- Loan Agreement dated as of April 30, 1996 by and between Six Mile/Abby
                Limited Partnership and GMAC Commercial Mortgage Corporation............
   10.27     -- Construction Loan and Security Agreement between Clare Bridge of
                Lower Makefield and Main Line Federal Savings Bank dated as of November
                20, 1995................................................................
   10.28     -- Lease Agreement by and between Badger II Limited Partnership and the
                Company dated as of December 19, 1994, as amended.......................
   10.29     -- Mortgage and Security Agreement between CCCI/Northampton Limited
                Partnership and Main Line Federal Savings Bank dated as of June 30,
                1995....................................................................
   10.30     -- Building Loan Agreement by and between Wynwood of Chapel Hill, LLC and
                Wachovia Bank of North Carolina, N.A. dated as of February 29, 1996.....
   10.31     -- Lease dated as of February 27, 1996 by and between George Gialamas and the Company.............................................................
   10.32     -- Assisted Living Consultant and Management Services Agreement by and
                between Alternative Living Services and the Company dated as of December
                14, 1993................................................................
   10.33     -- Purchase and Sale Agreement dated as of December 15, 1995 by and between
                Nationwide Health Properties, Inc. and New Crossings International
                Corporation.............................................................
   10.34     -- Schedule of Purchase and Sale Agreements substantially similar to exhibit 10.33...........................................................
   10.35     -- Lease and Security Agreement by and between Nationwide Health
                Properties, Inc. and New Crossings International Corporation dated as of
                December 15, 1995 (the Atrium)..........................................

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
    NO.                                       DESCRIPTION                                  PAGE NO.
  -------       ------------------------------------------------------------------------ ------------
   10.36     -- Schedule of Lease and Security Agreements by and between Nationwide
                Health Properties, Inc. and New Crossings International Corporation
                substantially similar to exhibit 10.35..................................
   10.37     -- Loan Agreement dated as of October 31, 1988 by and between Forest Grove
                Residential Center Limited Partnership and Oregon Housing Agency, State
                of Oregon, together with Amendment to Loan Agreement for Forest Grove
                Residential Center dated as of August 20, 1995 by and between Oregon
                Housing Agency, State of Oregon and New Crossings International
                Corporation.............................................................
   10.38     -- Purchase and Sale Agreement dated as of December 15, 1995 by and among
                Crossing International Corporation, New Crossings International
                Corporation, 2010 Union Limited Partnership and Nationwide Health
                Properties, Inc.........................................................
   10.39     -- Assumption Agreement dated as of July 23, 1990 between Albany
                Residential Center, Beaulieu-Draper Limited, the Oregon Housing Agency,
                State of Oregon and Crossings International Corporation.................
   10.40     -- Oregon Housing Agency, State of Oregon, Loan Agreement dated as of
                October 31, 1988, between Forest Grove Residential Center Limited
                Partnership and the State of Oregon.....................................
   10.41     -- Oregon Housing Agency, State of Oregon, Loan Agreement dated March 22,
                1991, between McMinnville Residential Estates Limited Partnership and
                the State of Oregon, Oregon Housing Authority...........................
   10.42     -- Loan Agreement by and between Nationwide Health Properties, Inc. and
                2010 Union Limited Partnership dated as of December 15, 1995, as amended.................................................................
   10.43     -- Sublease and Security Agreement by and between 2010 Union Limited
                Partnership and New Crossings International Corporation dated as of
                December 15, 1995.......................................................
   10.44     -- Operating Lease dated as of January 1, 1991 by and between Capital
                Consultants, Inc. and Crossings International Corporation as amended....
   10.45     -- Lease dated as of January 10, 1996 between Capital Consultants, Inc. and
                Crossing International Corporation......................................
   10.46     -- Loan Agreement dated as of June 13, 1991 as amended by and between
                Capital Consultants, Inc. and Crossings International Corporation.......
   10.47     -- Real Estate Purchase and Sale Agreement by and between C.J. Case and
                R.W. Case, II and New Crossings International Corporation dated April 2,
                1996....................................................................
   10.48     -- Lease and Security Agreement by and between National Health Properties,
                Inc. and New Crossings International Corporation dated March 27,
                1996....................................................................
   10.49     -- Lease Agreement by and between Wild West Post No. 91 Veterans of Foreign
                Wars and 2010 Union Limited Partnership dated December 2, 1985 and amended on April 15, 1993 and December 1995.............................
   10.50     -- Sublease Agreement between Franciscan Health Services Northwest and
                Crossings International Corporation dated October 1, 1994...............
   10.51     -- Assumption Agreement dated August 30, 1990 by and between Forest Grove
                Residential Center Limited Partnership, Robert Cook and Larry Draper,
                the Oregon Housing Agency and Crossings International Corporation.......
   10.52     -- Assumption Agreement dated July 29, 1991 by and between McMinnville
                Residential Estates Limited Partnership, the Oregon Housing Agency and
                McMinnville Residential Center Limited Partnership......................

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
    NO.                                       DESCRIPTION                                  PAGE NO.
  -------       ------------------------------------------------------------------------ ------------
   10.53     -- Assumption Agreement dated December 18, 1995 by and between Crossings
                International Corporation, New Crossings International Corporation,
                Oregon Housing Agency and National Health Properties, Inc. (Albany
                Residential)............................................................
   10.54     -- Schedule of Assumption Agreements substantially similar to exhibit
                10.53...................................................................
   10.55     -- Lease Approval Agreement dated December 18, 1995 by and between National
                Health Properties, Inc., New Crossings International Corporation and
                Oregon Housing Agency (Albany Residential)..............................
   10.56     -- Schedule of Lease Approval Agreements substantially similar to exhibit
                10.55...................................................................
   10.57     -- Side Letter Agreement dated December 18, 1995 by Oregon Housing Agency accepted and agreed to by National Health Properties, Inc. and New
                Crossings International Corporation (Albany Residential)................
   10.58     -- Schedule of Side Letter Agreements substantially similar to exhibit
                10.57...................................................................
   10.59     -- Management Agreement dated August 30, 1990 by and between Housing
                Division, State of Oregon and Crossings International Corporation
                (Albany Residential)....................................................
   10.60     -- Management Agreement dated July 29, 1991 by and between Housing
                Division, State of Oregon, McMinnville Limited Partnership and Crossings
                International Corporation (McMinnville).................................
   10.61     -- Consent Agreement dated December 1995 by and among Legacy Health
                Systems, Crossings International Corporation and National Health
                Properties, Inc.........................................................
   10.62     -- Sublease and Security Agreement by and between Nationwide Health
                Properties, Inc. and New Crossings International Corporation dated as of
                December 15, 1995.......................................................
   10.63     -- Employment Agreement by and between Thomas E. Komula and the Company dated as of July 3, 1996................................................
   11.1      -- Statement re Computation of Per Share Earnings..........................
   21.1      -- Subsidiaries of the Registrant..........................................
   23.1      -- Consent of Rogers & Hardin (included in Exhibit 5.1)....................
   23.2      -- Consents of KPMG Peat Marwick LLP.......................................
   23.3      -- Consent of Arthur Andersen LLP..........................................
   24.1      -- Power of Attorney.......................................................
   27.1      -- Financial Data Schedule (for SEC use only)..............................


- ---------------

+ To be filed by amendment.